UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items

1.	SUMMARY OF MINUTES OF THE 720TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 12, 2018

2.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 721TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 17, 2018

3.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 722TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 8, 2018

4.	SUMMARY OF MINUTES OF THE 724TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 7, 2018

5.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 725TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 15, 2018

6.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 726TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22, 2018

7.	SUMMARY OF MINUTES OF THE 726TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 7, 2018

8.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 727TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22, 2018

9.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 729TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 9, 2018

10.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 731TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2018

11.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 732TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 2, 2018

12.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 733TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 8, 2018

13.	SUMMARY OF MINUTES OF THE 734TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 24, 2018

14.	MARKET ANNOUNCEMENT DATED MAY 30, 2018: ACQUISITION OF STOCKHOLDING

15.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 735TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 5, 2018

16.	MARKET ANNOUNCEMENT DATED JUNE 6, 2018: CEMIG GT: PURCHASE AUCTION – INCENTIVE-BEARING SOLAR AND WIND SUPPLY

17.	MARKET NOTICE DATED JUNE 11, 2018: ALTERATION TO CORPORATE EVENTS CALENDAR

18.	MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JUNE 11, 2018

19.	MARKET ANNOUNCEMENT DATED JUNE 12, 2018: CHANGES TO THE BY-LAWS – ENHANCING CORPORATE GOVERNANCE

20.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 736TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 12, 2018

21.	SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 737TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 19, 2018

22.	MARKET NOTICE DATED JUNE 19, 2018: REPLY TO CVM INQUIRY LETTER 232/2018/CVM/SEP/GEA-1

23.	CONVOCATION AND PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 23, 2018 DATED JUNE 19, 2018

24.	MATERIAL ANNOUNCEMENT DATED JULY 2, 2018: CEMIG D APPEALS ANEEL INFRINGEMENT NOTICE

25.	MATERIAL ANNOUNCEMENT DATED JULY 9, 2018: CHANGE IN TIMETABLE FOR DISPOSAL OF TELECOM ASSETS

26.	MATERIAL ANNOUNCEMENT DATED JULY 12, 2018: ADDITIONAL ISSUE OF EUROBONDS BY CEMIG GT

27.	FIRST QUARTER 2018 RESULTS

28.	FIRST QUARTER 2018 RESULTS – EARNINGS RELEASE – RESUBMITTED DUE THE INCLUSION OF THE EUROBONDS CONVENANT’S CALCULATION TABLE.

29.	PRESENTATIONS TO THE XXIII ANNUAL MEETING WITH THE CAPITAL MARKET – SUPPLY AND DEMAND – GUIDANCE

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/S/ MAURÍCIO FERNANDES LEONARDO JÚNIOR
Name: Title:	Maurício Fernandes Leonardo Júnior Chief Finance and Investor Relations Officer

Date: July 13, 2018

SUMMARY OF MINUTES OF THE 720TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 12, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127 BOARD OF DIRECTORS SUMMARY OF MINUTES OF THE 720TH MEETING

Date, time and place:	January 12, 2018, at 9.30 a.m., at the Company’s head office, with participation also by telephone conference call.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	The Budget for 2018, subject to its being monitored monthly and to adjustments by this Board when necessary; and cancelation of the decision on setting of the budget for January 2018.

b)	New Internal Regulations on Competitive Bids and Contracts.

c)	The proposal, by the Board member Helvécio Miranda Magalhães Junior, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on February 28, 2018 at 3 p.m.; and that in the absence of the minimum quorum the Chair should be authorized to make a second convocation of the stockholders within the legal period, to decide on: absorption by Cemig of Cemig Telecomunicações S.A. (‘CemigTelecom’).

d)	The minutes of this meeting.

III	The Board authorized signature, in 2018, of Corporate Surety Letters, as guarantor of Cemig Geração e Transmissão S.A. (Cemig GT).

IV	The Board nominated Mr. José Maria Rabelo as sitting member of the Board of Directors of Madeira Energia S.A. (‘Mesa’), to serve the remainder of the present period of office, or until a duly elected successor is sworn in.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	The Board ratified the vote in favor of the agenda by representatives of the Company in the Extraordinary General Meeting of Stockholders of:

1)	Luce Empreendimentos e Participações S.A. (Lepsa), of December 29, 2017, on:

a)	reduction of the share capital, the quantity of shares subscribed and paid up being unchanged;

b)	consequent alteration of the head paragraph of Clause 5 of the By-laws;

c)	alteration of the by-laws to reflect the provisions of Law 13303/2016;

d)	consolidation of the bylaws;

e)	ratification of signature, with Lepsa as Consenting Party, of the following legal instruments:

–	Second Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee, of Light S.A. (‘Light’);

–	Second Amendment to the Contract for Fiduciary Assignment of Receivables in Guarantee;

–	Third Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee (Transmissora Aliança de Energia Elétrica S.A. – Taesa’);

–	Third Amendment to the Contract for Fiduciary Assignment of Receivables in Guarantee;

–	Fourth Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee (‘Taesa’);

–	the signatories being the Companies and the former stockholders of Lepsa.

2)	RME – Rio Minas Energia Participações S.A. (‘RME’), of December 29, 2017, on:

a)	reduction of the share capital, the quantity of shares subscribed and paid up being unchanged;

b)	consequent alteration of the head paragraph of Clause 5 of the By-laws;

c)	alteration of the second paragraph of Clause 28 of the by-laws, which deals with representation of RME and granting of powers of attorney;

d)	consolidation of the bylaws; and

e)	ratification of signature, with RME as Consenting Party, of the following legal instruments:

–	First Amendment to the Stockholders’ Agreement of RME (principal);

–	First Amendment to the Stockholders’ Agreement of RME (conditional);

–	Second Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee (‘Light’);

–	Second Amendment to the Contract for Fiduciary Assignment of Receivables in Guarantee;

–	Third Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee (‘Taesa’);

–	Third Amendment to the Contract for Fiduciary Assignment of Receivables in Guarantee; and

–	Fourth Amendment to the Contract for Fiduciary Assignment of Shares held in Guarantee (‘Taesa’);

–	the signatories to these documents being the stockholders of RME.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI	In relation to CemigTelecom:

a)	The Board submitted the following proposal to the EGM:

Approval and authorization of signature of the Protocol of Absorption and Justification, with CemigTelecom, so as to set out the terms and conditions to govern the absorption of CemigTelecom by this Company (Cemig).

Ratification, since this is an absorption of a wholly-owned subsidiary, of the appointment of the three expert witnesses,

Mr. Flávio de Almeida Araújo, CRC/MG 86.861,

Mr. Francisco do Couto, CRC/MG 58.343, and

Mr. Leonardo George de Magalhães, CRC/MG 53.140,

to provide a valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of CemigTelecom.

Approval of the Valuation Opinion on the Stockholders’ equity of CemigTelecom, at book value, prepared by the three experts, in the terms of and for the purposes of Article 8 of Law 6404/1976.

Authorization for absorption of CemigTelecom by Cemig, and subsequently, its extinction.

Authorization for Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

Authorization for transfer to Cemig, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including the shares in Ativas Data Center S.A. (Ativas), which are 19.6% of the share capital of Ativas, and the contracts related to that stockholding interest.

b)	The Board oriented the representatives of the Company to vote, at the EGM of CemigTelecom, in favor of this absorption, and on cancellation of the registry of CemigTelecom as a company registered for listing with the Brazilian Securities Commission (CVM).

c)	The Board authorized, as the case may be, signature of the documents necessary for amendment of the Private Deed of the Second Issue of Non-convertible Debentures of CemigTelecom, with asset guarantee and additional surety guarantee, in a single series, for public distribution with restricted placement efforts, in the amount of twenty seven million Reais, signed on May 10, 2017 with Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, with the Company as consenting party, or total early redemption of the debentures issued by CemigTelecom on May 10, 2017.

The terms and conditions in these documents shall be the subject of specific analysis and decision by the Executive Board, based on the applicable legislation and on no further burden being placed upon the Company in relation to the original contracting.

d)	The Board authorized start of the procedure for disposal of telecommunications assets not appropriate for the Company’s main activity and assignment of the contracts associated with these assets, through administrative proceedings for exemption from tender.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VII	Votes against:

The Board members Carlos Eduardo Lessa Brandão and Patrícia Gracindo Marques de Assis Bentes voted against approval of the 2018 budget.

VIII	Conditional vote: The Board member Arlindo Magno de Oliveira gave approval to the 2018 budget conditional upon non-inclusion of disposal of Cemig’s stockholding interest in Light.

IX	Comments: The following made comments on subjects of interest to the Company:

The Chair;

Board members:	Patrícia Gracindo Marques de Assis Bentes, Carlos Eduardo Lessa Brandão, Arlindo Magno de Oliveira, Arcângelo Eustáquio Torres Queiroz,	Hermes Jorge Chipp, Daniel Alves Ferreira, Marcelo Gasparino da Silva, José Pais Rangel;

Chief Officers:	Adézio de Almeida Lima,	Luciano de Araújo Ferraz, José Maria Rabelo;

General managers:	Leonardo George Magalhães,	Tarcísio Albuquerque Queiroz;

Manager:	Marcelo Pereira de Carvalho;

Director of CemigTelecom	Fernando Augusto Campos.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Arlindo Magno de Oliveira,

Carlos Eduardo Lessa Brandão,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

Hermes Jorge Chipp,

José Pais Rangel,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Marcelo Gasparino da Silva,

Nelson José Hubner Moreira,

Agostinho Faria Cardoso,

Alexandre Silva Macedo,

Aloísio Macário Ferreira de Souza,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Manoel Eduardo Lima Lopes,

Otávio Silva Camargo,

Paulo Sérgio Machado Ribeiro,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Member of the Audit Board:	Edson Moura Soares;

Chief Officers:	Adézio de Almeida Lima,	Luciano de Araújo Ferraz, José Maria Rabelo;

General Managers:	Leonardo George Magalhães,	Tarcísio Albuquerque Queiroz;

Manager:	Marcelo Pereira de Carvalho,

Director of Cemig Telecom:	Fernando Augusto Campos,

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 721TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 17, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 17, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 721st meeting, held on January 17, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

Cancellation of the Convocation to an Extraordinary General Meeting of Stockholders scheduled for January 24, 2018 at 3 p.m. at the Company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

The agenda of the meeting was:

(1)	Authorization for certain limits in the by-laws to be exceeded; and

(2)	Extension of the present period of office of the members of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 722TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 8, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 8, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 722nd meeting, held on February 8, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Advance against Future Capital Increase, in Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 724TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 7, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

724TH MEETING

Date, time and place:	March 7, 2018, at 5.45 p.m., at the Company’s head office,
with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

a)	The proposal by the Chair, as follows:

i)	Adézio de Almeida Lima no longer to be Chief Finance and Investor Relations Officer;

ii)	Mr. José Maria Rabelo no longer to be Chief New Business Officer;

iii)	election as Chief Finance and Investor Relations Officer, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018, of

Mr. Maurício Fernandes Leonardo Júnior	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Guaicuí 596, Luxemburgo, CEP 30380-342, bearer of Identity Card 3801178-2-SSPPR and CPF 558882599-34;

iv)	and election as Chief Business Development Officer of

Mr. Daniel Faria Costa	– Brazilian, married, lawyer, domiciled in Uberlândia, Minas Gerais, at Rua Planalto 120/303, Santa Mônica, CEP 38408-064, Identity Card M-3182586-SSPMG, and CPF 504896666-04.

b)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	Vote: The matter in subclause ‘a’ of item II, above, was approved, with the Board members Patrícia Gracindo Marques de Assis Bentes and Carlos Eduardo Lessa Brandão voting against.

IV	Composition of the Executive Board:

The Chair informed the meeting that the Executive Board is now as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga;
Deputy CEO:	Bernardo Afonso Salomão de Alvarenga (interim);
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	Daniel Faria Costa
Interim Chief Distribution and Sales Officer:	Ronaldo Gomes de Abreu;
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	José de Araújo Lins Neto;
Chief Counsel:	Luciano de Araújo Ferraz;
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo.

V	Compliance: The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig ; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI	Comment: The following spoke on the matter on the agenda:

The Chair;
Board members:	José Pais Rangel, Patrícia Gracindo Marques de Assis Bentes, Aloísio Macário Ferreira de Souza,	Hermes Jorge Chipp, Arlindo Magno de Oliveira, Carlos Eduardo Lessa Brandão;

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Arlindo Magno de Oliveira,

Carlos Eduardo Lessa Brandão,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Hermes Jorge Chipp,

Nelson José Hubner Moreira,

Manoel Eduardo Lima Lopes,

Agostinho Faria Cardoso,

Alexandre Silva Macedo,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Paulo Sérgio Machado Ribeiro,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

( Signed by: )     Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 725TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 15, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 15, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 725th meeting, held on March 15, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

2.	Constitution of a company; injection of capital; and orientation of vote in Extraordinary General Meeting of Stockholders of Efficientia S.A.

3.	Orientation of vote at meetings of Light S.A.

4.	Change in the composition of a Committee of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 726TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

1st Meeting of March 22, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 726h meeting, held on March 22, 2018, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Guarantee for issue of Promissory Notes by Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 726TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 7, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

726TH MEETING

Date, time and place:	March 22, 2018, at 9 a.m., at the Company’s head office, with participation also by telephone conference call.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized, in relation to the guarantee of Promissory Notes issued by Cemig D:

1)	Provision of guarantee in the form of surety, to be given on the physical Notes and in accordance with the terms of the applicable regulations, for the ninth issue of promissory Notes by Cemig Distribuição S.A. (‘The Issue’, ‘the Notes’, and ‘the Issuer’, respectively), for public distribution, with restricted placement efforts, under CVM Instruction 476/2009, as amended, and CVM Instruction 566/2015, and other applicable regulations (‘The Restricted Offering’); the target public to be professional investors, as defined in Article 9A of CVM Instruction 539/2013, as amended (‘Professional Investors’) – with the following principal characteristics:

Issuer:	Cemig Distribuição S.A.

Managers:	Financial institutions that are part of the Brazilian Securities Distribution System (‘the Lead Manager’, and ‘Managers’).

Fiduciary Agent:	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.

Surety guarantee:	The promissory notes (‘the Notes’) and all the obligations resulting from them will have the guarantee of Companhia Energética de Minas Gerais (‘Guarantor’, or ‘Cemig’), written upon each Note (‘the Surety’).

Asset guarantee:	Fiduciary assignment of preferred shares owned by Cemig in Companhia de Gás de Minas Gerais (‘Gasmig’), the total valuation of such shares to correspond to the total amount of the Issue.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Use of proceeds:	Replenishment of cash position as a result of the payment of the Third issue of Debentures by the Issuer, and strengthening of working capital.

Volume of the Issue:	Up to four hundred million Reais, on the Issue Date (as defined below).

Number of series:	The issue will have one single series.

Nominal Unit Value:	One million Reais, on the Issue Date.

Quantity of Notes:	Up to four hundred.

Placement procedure and regime:	Public distribution, with restricted placement efforts, in accordance with CVM Instruction 476, under the regime of firm individual (not joint) guarantee of subscription by the Lead Manager and by the other Managers, for the volume of one hundred and eighty million Reais, to be exercised in accordance with the terms and conditions to be specified in the related distribution contract for the Notes; and under the regime of best placement efforts for a volume of up to two hundred and twenty million Reais.

Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.

Form of subscription and subscription price:	Each Note will be paid at sight, for the Nominal Unit Value, on the date of subscription, as per procedures of the São Paulo securities exchange - B3 S.A. (‘the B3’).

Maturity period:	Up to five hundred and forty days from the Issue Date.

Monetary updating and remuneratory interest:

The Nominal Unit Value of the Notes shall not undergo monetary updating.

The Notes will pay remuneratory interest equal to one hundred and fifty one per cent of the accumulated variation represented by the one-day ‘over extra-grupo’ Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred and fifty-two business days basis, calculated and published daily by B3 in its daily bulletin available at http://www.cetip.com.br (‘the Remuneration’).

The Remuneration will be calculated on an exponential and cumulative basis, pro rata temporis, by business days elapsed, on the Nominal Unit Value of each Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in the Cetip21 Manual of Formulas for Notes and Bonds (Caderno de Fórmulas – Notas Comerciais e Obrigações - ‘Cetip21’) - available for consultation on the above web page.

These criteria will be printed on the physical Notes.

Payment of the Remuneration and amortization of the Nominal Unit Value:	In a single payment, on the Maturity Date, or on the date established in the Early Redemption Offer (as defined below), or the date of optional early redemption, or on the date on which early maturity of the Notes takes place as a result of any of the Default Events described on the printed Notes.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renegotiation:	None.

Early Redemption Offer:

The Issuer may, at its exclusive option and at any time from thirty days after the Issue Date, make an offer for early redemption of the entirety of the Notes (a partial redemption offer not being permitted), addressed to all holders of the Notes, without distinction, and they shall all have equal conditions to accept the offer for early redemption of the notes they hold (‘Early Redemption Offer’), and all the stages of this Early Redemption Offer process shall take place outside the ambit of B3.

Early redemption shall require payment of the Nominal Unit Value, plus the remuneration, calculated pro rata temporis from the Issue Date up to the actual date of the redemption.

The other terms and conditions of the Early Redemption Offer shall be detailed on the printed Notes.

The B3 must be informed of the effective redemption date at least three business days in advance;

Optional early redemption:	The Issuer may, in the terms of Paragraphs 2, 3 and 4 of Article 5 of CVM Instruction 566, at its exclusive option, make early redemption of the totality of the Notes (a partial redemption offer not being permitted), at any time starting from the seventh month from the Issue Date, upon payment of the Nominal Unit Value plus the Remuneration, calculated pro rata temporis from the Issue Date up to the date of actual redemption, in accordance with the applicable legislation, plus payment of a redemption premium equivalent to 1.5% per year, proportional to the period remaining before the Maturity Date, calculated according to a formula to be described on the printed Notes. The other terms and conditions of the Optional Early Redemption shall be detailed on the printed Notes. All Notes redeemed by the Issuer will be canceled; they may not be held in Treasury.

Early maturity:	The holders of the Notes may declare early maturity of all the obligations arising from the notes they hold and demand immediate payment by the Issuer and/or by the Guarantor of the Nominal Unit Value of the Notes plus the remuneration, calculated pro rata temporis, from the Issue Date up to the date of actual payment, and due charges, as applicable, by letter requiring identified proof of delivery or with advice of receipt addressed to the head office of the Issuer and/or of the Guarantor, in any of the early maturity events that are usual in this type of transaction, applicable both to the Issuer and to the Guarantor, agreed jointly between the Issuer and the Managers and stated on the printed Notes, being based on the conditions stated in the Issuer’s previous issues.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Arrears charges:

(a)   Arrears interest calculated pro rata temporis, from the date of default until the date of actual payment, of 1% per month; and

(b)   a contractual penalty payment, irreducible and of a non-compensatory nature, of 2% on the amount due and unpaid, without prejudice to the Remuneration.

Form and proof of ownership:	The Notes will be issued in printed form and will be held in custody by the institution contracted to provide physical custody services of the Notes (‘Custodian’). Transfer of ownership shall be by nominal endorsement, without guarantee, stating merely transfer of ownership. For all purposes of law, ownership of the Notes shall be proven by possession of the related physical Note. Additionally, if the Notes are deposited electronically on the B3, their ownership shall be proven by the statement issued by the B3 in the name of the Note holder.

Subscription price:	The Notes shall be subscribed on the Issue Date, at their Nominal Unit Value, and paid in full at sight in the act of subscription in Brazilian currency, exclusively through the Assets Distribution Module (‘MDA’), in accordance with the settlement rules of the B3.

Distribution, trading and electronic custody:	In the primary market the Notes will be deposited for distribution exclusively through the MDA; and for trading in the secondary market through the ‘Cetip21’ (the ‘Cetip-securities’ Module); both are administered and operated by the B3. Financial settlement of both distribution and trading will be in accordance with the procedures of the B3, and the Notes will be held in custody electronically in the B3. The Notes may be traded in regulated securities markets only after 90 days from the date of each subscription or acquisition by Professional Investors, in accordance with Articles 13 and 15 of CVM Instruction 476, and subject to compliance by the Issuer with the obligations stated in Article 17 of that Instruction.

Place of payment:

(a) For Notes deposited electronically in the B3, payments shall be made in accordance with the procedures of the B3; or

(b) for holders of the Notes that are not deposited electronically with the B3, in accordance the procedures adopted by the Mandated Bank.

Extension of periods:	Any payment date of an obligation that is specified in the printed Notes shall be considered automatically extended until the following business day, without any addition to the amounts to be paid, if that due date falls on a Saturday, Sunday, or declared national holiday.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	Fiduciary assignment of shares in Gasmig owned by the Company, with value that shall correspond to the total amount of the Issue, in the terms of Article 40 of Law 6404/1976, on the following principal conditions, as well as others to be established in a specific instrument for that purpose:

a)	Cemig will place a fiduciary charge on preferred shares in Gasmig in the amount of the issue, and also on any preferred shares arising from a capital increase, or stock splits or bonuses, and also securities and other rights relating to this type of share that are issued as from the date of signature of said charge.

b)	Cemig and the Issuer will strengthen or replace this collateral in certain events which shall include but not be limited to the event that it becomes the object of lien, sequester, arrest or any other judicial or arbitration measure or administrative measure with similar effect or is canceled, invalidated or contested, by granting a fiduciary charge on additional PN shares in Gasmig that it owns, subject to the limits of guarantee granted by Cemig to other creditors, in other debt instruments.

c)	Cemig shall cause Gasmig to make official filing of the fiduciary charge, constituted as per the terms of the Contract, in the nominal Share Registry Book of Gasmig, in accordance with Article 40 of the Corporate Law. The fiduciary charge will be made by signature of the Contract for Fiduciary assignment of shares in Gasmig between the Issuer, Cemig and the Fiduciary Agent.

(3)	Execution of all and any acts necessary to put into effect the decisions approved above.

Comment: The Board member Aloísio Macário Ferreira de Souza expressed his discomfort with the period made available for analysis of the subject and made comments on the cost of this transaction, considering it high, even in the context of the present indebtedness of Cemig D.

IV	Abstention: The Board members

Carlos Eduardo Lessa Brandão,                     Marcelo Gasparino da Silva

and     Patrícia Gracindo Marques de Assis Bentes

abstained from voting on the matter referred to in Item III above.

V	Comments: The following spoke on the matter on the agenda:

The Chair;
Board members:	Patrícia Gracindo Marques de Assis Bentes,	Aloísio Macário Ferreira de Souza;

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Arlindo Magno de Oliveira,

Carlos Eduardo Lessa Brandão,

Helvécio Miranda Magalhães Junior,

Marcelo Gasparino da Silva,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

José Pais Rangel,

Hermes Jorge Chipp,

Nelson José Hubner Moreira,

Agostinho Faria Cardoso,

Alexandre Silva Macedo,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Paulo Sérgio Machado Ribeiro,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Chief Officer:	Maurício Fernandes Leonardo Júnior;
Secretary:	Anamaria Pugedo Frade Barros.

( Signed by: )     Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 727TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

2nd Meeting of March 22, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 727h meeting, held on March 22, 2018, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Contracting of legal action guarantee insurance.

2.	Infrastructure macroprojects investment program for the 2018-2022 cycle.

3.	Nominations of managers, and the related orientations of vote, in meetings of companies of the “Cemig Group”.

4.	Orientation of vote in meetings of Light.

5.	Increase in the share capital, and alteration of the by-laws.

6.	Convocation of an Extraordinary General Meeting of Stockholders on the capital increase and change in the by-laws.

7.	Presentation of a proposal.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 729TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 9, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

729TH MEETING

Date, time and place:	April 9, 2018, at 10.45 a.m., at the Company’s head office,
with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

a)	Alteration of the placement procedure and regime of the Ninth Issue of promissory Notes by Cemig D, the drafting to read as follows:

“	Public distribution, with restricted efforts, in accordance with CVM Instruction 476/2009, under the regime of firm guarantee of subscription, individually and not jointly, by the Lead Manager and the other Managers, for a volume of two hundred and eighty million Reais, to be exercised in accordance with terms and conditions to be specified in the related distribution contract for the Notes;

and best placement efforts for the volume of up to one hundred and twenty million Reais, the other terms of PD–072/2018 remaining unchanged. ”

b)	The minutes of this meeting.

III	Vote and abstention: The matter referred to in subclause ‘a’ of item II above was approved, with the abstention of the Board members:

Carlos Eduardo Lessa Brandão    and    Patrícia Gracindo Marques de Assis Bentes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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IV	Comments: The following made comments on the subject of the agenda:

The Chair;
Board Members:	Bernardo Afonso Salomão de Alvarenga, Patrícia Gracindo Marques de Assis Bentes,	Alexandre Silva Macedo, Aloísio Macário Ferreira de Souza;
Chief Officer:	Maurício Fernandes Leonardo Júnior.
The following were present:
Board members:

Marco Antônio Soares da Cunha Castello Branco,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Carlos Eduardo Lessa Brandão,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

Hermes Jorge Chipp,

Antônio Carlos de Andrada Tovar,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

José Afonso Bicalho Beltrão da Silva,

José Pais Rangel,

Marcelo Gasparino da Silva,

Otávio Silva Camargo,

Paulo Sérgio Machado Ribeiro,

Alexandre Silva Macedo,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Manoel Eduardo Lima Lopes,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Chief officers:	Daniel Faria Costa, Dimas Costa,	Luciano de Araújo Ferraz, Maurício Fernandes Leonardo Júnior;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: ) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 731TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE

BOARD OF DIRECTORS

Meeting of April 25, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 731st meeting, held on April 25, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Orientation of vote in meetings of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 732TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 2, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 2, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 732nd meeting, held on May 2, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Election of: Mr. Adézio de Almeida Lima as Chair of this Board of Directors, and of: Mr. Marco Antônio Soares da Cunha Castello Branco as Deputy Chair, to serve for the period of office 2018–2020.

2.	Reappointment of the incumbent Chief Officers, for a period of office of 3 years, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of Stockholders of 2021, as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO (interim):	Bernardo Afonso Salomão de Alvarenga
Chief Trading Officer:	Dimas Costa
Chief Business Development Officer:	Daniel Faria Costa
Chief Distribution and Sales Officer (interim):	Ronaldo Gomes de Abreu
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo
Chief Counsel:	Luciano de Araújo Ferraz

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 733TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 8, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 8, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 733rd meeting, held on May 8, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Submission to an Extraordinary General Meeting of Stockholders of a proposal for change in the by-laws.

2.	Orientation of vote at Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT on change in the by-laws.

3.	Calling of an Extraordinary General Meeting of Stockholders to be held on June 11, 2018 at 11 a.m. for change in the by-laws, and other decisions arising from that change.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 734TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 24, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 24, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 734th meeting, held on May 24, 2018, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Grant of annual paid leave to the Chief Executive Officer, in accordance with the by-laws.

2.	Signature of the Distribution Concession Contract between Cemig D and Aneel, with Cemig as consenting party.

3.	Nomination of managers and orientation of vote in a company of the Cemig Group.

4.	Increase in the share capital of Light Soluções and consequent orientation of vote in meetings of Light S.A.

5.	Changes in composition of the Executive Board:

a)	Mr. Bernardo Afonso Salomão de Alvarenga no longer to be Deputy CEO.

b)	Election of Mr. Luiz Humberto Fernandes as Deputy CEO, to serve the rest of the current period of office.

The members of the Executive Board are now as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO:	Luiz Humberto Fernandes
Chief Trading Officer:	Dimas Costa
Chief Business Development Officer:	Daniel Faria Costa
Chief Distribution and Sales Officer:	Ronaldo Gomes de Abreu (interim)
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Counsel:	Luciano de Araújo Ferraz
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 30, 2018: ACQUISITION OF STOCKHOLDING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Acquisition of stockholding

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with Item 12 of CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão) and the market as follows:

Cemig has received correspondence from Itaú Unibanco S.A. with the following content:

“	Itaú Unibanco S.A., CNPJ 60.701.190/0001-04 (‘Itaú Unibanco’) hereby advises your Company (‘Cemig’) that on May 28, 2018 the aggregate of shares and other securities and derivative financial instruments related to such shares, as applicable, held by the aggregate of investment funds managed by Itaú Unibanco comprised:

                                           5.009% of the common shares of Cemig (CMIG3),

being a total of                 24,425,575 shares.

Itaú Unibanco further states that this stockholding does not have the objective of changing the composition of Cemig’s stockholding control or management structure.

For clarity, we re-emphasize that this notice refers to positions held by investment funds managed by ltaú Unibanco, in the context of its activity of management of funds for third parties (asset management).    ”

Belo Horizonte, May 30, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DISCUSSIONS OF THE 735TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 5, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE

BOARD OF DIRECTORS

Meeting of June 5, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 735th meeting, held on June 5, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Orientation of vote in meeting of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED JUNE 6, 2018: CEMIG GT: PURCHASE AUCTION – INCENTIVE-BEARING SOLAR AND WIND SUPPLY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig GT: purchase auction –

incentive-bearing solar and wind supply

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), listed and traded on the stock exchanges of São Paulo, New York and Madrid, and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general, as follows:

Today Cemig GT held its Purchase Auction LP 03/2018 for Purchase of Incentive-bearing Solar and Wind Power Supply.

Contracts totaling 431.49 MW average were awarded for supply starting January 2022, with 20-year duration.

The projects that were awarded the contracts have total installed capacity of 1,240 MW.

With this contracting, Cemig has improved the terms for renewal of contracts with its clients, and is in a position to expand its market share.

Belo Horizonte, June 6, 2018.

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE DATED JUNE 11, 2018: ALTERATION TO CORPORATE EVENTS CALENDAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Alteration to Corporate Events Calendar

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with Item 5.5.1 of the Level 1 Corporate Governance Listing Regulations of the São Paulo Stock Exchange (B3) – hereby informs the public as follows:

Cemig has re-presented its Corporate Events Calendar for the following events:

•	Submission of the Principal Decisions of the Extraordinary General Meeting of Stockholders to the São Paulo Stock Exchange:

◾	From: June 11, 2018
◾	To: June 12, 2018

•	Submission of the Minutes of the Extraordinary General Meeting of Stockholders to the São Paulo Stock Exchange:

◾	From: June 11, 2018
◾	To: June 12, 2018

Belo Horizonte, June 11, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JUNE 11, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

HELD ON

JUNE 11, 2018

On the eleventh day of June of the year two thousand and eighteen at 11 a.m., at Avenida Barbacena 1,219, 23rd Floor, B Wing, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by the State Procurator Ms. Ana Paula Muggler Rodarte, for the Office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, a stockholder, and General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the representative of the stockholder Carlos Henrique Cordeiro Finholdt, Luciano de Araújo Ferraz, to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and subsequently to the vote, and approved unanimously, that is to say by 387,300,267 votes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, to be Secretary of the meeting, asking me to read the convocation notice, published on May 10, 11 and 12 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 36, 40 and 54, respectively, and O Tempo, on pages 27, 29 and 24, respectively, the content of which is as follows:

“    COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 11, 2018 at 11 a.m., at the Company’s head office, Av. Barbacena 1219, 23rd floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)	Changes to the by-laws, in accordance with Law 13303/2016 and Minas Gerais State Decree 47154/2017, with improvement of the provisions of the by-laws.

2)	Election of the Board of Directors, for a new period of office, if the change to the by-laws is approved.

3)	Election of the Audit Board, for a new period of office, if the change to the by-laws is approved.

4)	Adjustment to the Annual Global Allocation for remuneration of the Managers, members of the Audit Board and of the Audit Committee, if the change to the by-laws is approved.

5)	Setting of the compensation of the representatives of the Audit Committee, if the change to the by-laws is approved.

6)	Orientation of representatives of Cemig, at the Extraordinary General Meeting of Cemig Distribuição S.A., to vote in favor of the changes to the by-laws and the resulting recomposition of the Board of Directors and of the Audit Board, if changes are made to the by-laws and to the composition of the Board of Directors and the Audit Board of the sole stockholder, Cemig.

7)	Orientation of representatives of Cemig, at the Extraordinary General Meeting of Cemig Geração e Transmissão S.A., to vote in favor of the changes to the by-laws and the resulting recomposition of the Board of Directors and of the Audit Board, if changes are made to the by-laws and to the composition of the Board of Directors and the Audit Board of the sole stockholder, Cemig.

Under Article 3 of CVM Instruction 165/1991, as amended by CVM Instruction 282/1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância – BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder wishing to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of §1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 7, 2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral), Av. Barbacena, 1219, 23rd Floor, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, May 8, 2018

Adézio de Almeida Lima

Chair of the Board of Directors”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais stated that the Office of the General Attorney of the State, as formal representative of the controlling stockholder, would make a statement of position to this Meeting in the terms of Official Letter OF.SEF.GAB.SEC nº 433/2018, and without technical assessment immediately make a copy of this document available.

He also referred to the issuance of Opinion CJ/AGE 15977/2018, on the subject of changes in by-laws.

In accordance with CVM Instruction 481/2009, the Chair then asked the Secretary to read the spreadsheet of summary consolidated voting, recording the votes given by Remote Voting Forms, published to the Market on June 7 of this year, which will be at the disposal of stockholders for any consultation.

The Chair then stated that, under Federal Law 13303 of June 30, 2016 and Minas Gerais State Decree 47154 of February 20, 2017, Cemig is required to adapt its by-laws to the provisions of that legislation, and it is thus appropriate to improve the provisions of the by-laws.

For this purpose he requested me, Secretary, to read the Proposal by the Board of Directors which deals with items 1, 6 and 7 of the agenda, the content of which is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 11, 2018 AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

– whereas:

a)	Federal Law 13303, in effect from June 30, 2016, makes provisions on the legal form of by-laws of a publicly-owned company, a mixed-economy company and their subsidiaries, whether public ownership is at Federal, State, Federal District, or Municipal level. The State Companies Law, as it is known, regulated Article 173 §1 of the Constitution of 1988, covering subjects such as governance, corporate organization, control, bids/tenders, and contracts, applicable to state-controlled companies;

b)	the State Companies Law establishes a series of corporate governance and transparency mechanisms to be obeyed by the state-controlled companies, with the rules for publication of information, risk management practices, codes of conduct, forms of oversight by the State and by society, constitution and functioning of Boards, and minimum requirements for appointment of managers;

c)	the State Companies Law orders adaptation of the by-laws of the companies to which it applies, to follow good corporate governance practices, which range from criteria for financial performance to social and environmental responsibility.

d)	the strong point of the State Companies Law has been to give detailed rules on oversight and control with a view to greater transparency in corporate governance, to avoid conflicts of interests and to allow timely control by the State company of strategic decisions;

e)	Minas Gerais State Decree 47154 came into force on February 20, 2017, governing the legal structure of by-laws of a public company, a mixed-economy company and subsidiaries, at the level of Minas Gerais State, in the terms of Federal Law 13303/2016;

f)	the State Decree regulated the State Companies Law, dealing with its provisions to adapt to the context of the Minas Gerais state companies, and for this reason Cemig is required to obey its provisions;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	the new rules are to be applied after the revision of the by-laws, to take place within 24 (twenty four) months, and this period closes on June 30, 2018 – the transition period was granted to enable the state companies to review their internal rules and corporate management procedures;

h)	due to Law 13303/2016 and State Decree 47154/2017, Cemig has to make the necessary adaptation to the by-laws to comply with the said legislation;

i)	the proposed drafting not only makes the by-laws compliant with the legislation, but also enhances the provisions therein;

j)	under Clause 21, §4, Sub-clause ‘g’ of the by-laws of Cemig, orientation of vote in General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. is made by Extraordinary General Meeting of Stockholders of Cemig – the sub-clause states:

§4	The following matters shall require a decision by the Executive Board: ...

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;” – ; and

k)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of Cemig and will hold Extraordinary Annual General Meetings of Stockholders to change the by-laws.

– do now propose to you:

I	Approval of change in the Company’s by-laws in their entirety, adapting them to the requirements of Federal Law 13303/2016 and State Decree 47154/2017, providing for best corporate governance practices, and improvement of the drafting, as follows:

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1	Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are:

–	to build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

–	to provide consultancy services within its field of operation to companies in and outside Brazil; and

–	to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

§1	The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2	No subsidiary of Cemig, wholly-owned or otherwise, may take any action or make any decision which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§3	Since the Company’s securities are traded on the special listing section known as Corporate Governance Level 1 on the Sao Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), the Company, its stockholders, managers and members of the Audit Board are subject to the provisions of the Level 1 Corporate Governance Regulations of the B3 (under this or any name attributed to it in future).

Clause 2	The Company shall have its head office and management at Av. Barbacena 1219, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, and may open offices, representations or any other establishment in or outside Brazil upon authorization by the Executive Board.

Clause 3	The Company shall have indeterminate duration.

CHAPTER II

Share Capital

Clause 4	The share capital of the Company is

R$ 7,293,763,005.00	(seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais),

represented by:

a) 487,614,213	(four hundred eighty seven million six hundred fourteen thousand two hundred thirteen)

nominal common shares each with nominal value of R$ 5.00 (five Reais); and

b) 971,138,388	(nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight)

nominal preferred shares each with nominal value of R$ 5.00 (five Reais).

§1	The right to vote is reserved exclusively for the common shares; each common share has the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5	The preferred shares have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)	10% (ten percent) of their nominal value;

b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6	The common shares and the preferred shares have equal rights to distribution of bonuses and stock dividends.

Clause 7	In business years in which the Company does not make enough profit to pay dividends to its stockholders, the State of Minas Gerais guarantees to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, under Clause 4 of State Law 15290/2004.

Clause 8	The shares subscribed by the State of Minas Gerais shall at all times, obligatorily, be the majority of the shares carrying the right to vote, and shall be subscribed in accordance with the applicable legislation. Payment for subscription of shares by other parties, whether individuals or legal entities, shall be made as specified by the General Meeting of Stockholders which decides on the subject.

§1	The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the applicable legislation.

§2	The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with resources arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976, as amended.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 9	The Company’s authorized share capital may be increased by up to 10% (ten per cent) of the Company’s share capital, without the need for any change in the by-laws, upon decision by the Board of Directors, after prior consultation of the Audit Board.

§1	As well as the other conditions relating to the issuance of new shares, the competency to determine the number of shares to be issued, the issue price, and the period and conditions of paying for their subscription shall be held by the of the Board of Directors.

CHAPTER III

The General Meeting of Stockholders

Clause 10	The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by the applicable legislation, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days. The relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1	In the event that a provision of law or regulations alters this minimum period for convocation, it shall prevail.

§2	Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 11	Ordinary or extraordinary General Meetings of Stockholders shall be chaired by a stockholder elected by the Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management

Clause 12	The Company shall be managed by the Board of Directors and the Executive Board.

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.

§2	Where filling of appointments to positions on the Board of Directors and/or Executive Board of the Company’s subsidiary or affiliated companies is the competency of the Company, it shall do so in accordance with criteria and a policy of eligibility and assessment approved by the Board of Directors.

§3	Where filling of positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies is the competency of the Company, it shall do so in accordance with specific regulations, to be approved by the Boards of Directors of the respective subsidiaries or affiliated companies.

§4	In the management of the Company, and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates, and of the consortia in which any of them have direct or indirect holdings, the Board of Directors and the Executive Board shall obey the provisions of the Company’s Long-term Strategic Plan.

§5	The Long-term Strategy shall contain (i) fundamentals grounds, targets, goals and results to be pursued and achieved in the long term by the Company, and (ii) the Company’s dividend policy; and shall comply with the commitments and prior requirements in §7 of Clause 12 of these by-laws.

§6	The Company’s Multi-year Business Plan shall reflect the assumptions and premises of the Long-term Strategy, and shall contain the targets for 5 (five) years, including the Annual Budget.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§7	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be reviewed annually by the Executive Board and submitted, at the latest, to the last ordinary meeting of the Board of Directors of the prior year, for decision, and the Company must disclose its conclusions, in accordance with the applicable law, subject to secrecy for strategic information whose disclosure might be prejudicial to the Company’s interests.

§8	The Executive Board shall obey and comply with targets and limits established by the Board of Directors, especially in relation to indebtedness, liquidity, rates of return, investment and regulatory compliance.

§9	In companies in which the Company has an interest, whether controlling or otherwise, practices of governance and control must be adopted that are in proportion to the importance, materiality and the risks of the business.

§10	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be reflected in all plans, projections, activities, strategies, investments and expenses of the Company and its wholly-owned or other subsidiaries, affiliated companies or consortia in which it directly or indirectly holds an interest.

§11	The global or individual amount of the compensation of the Board of Directors, the Executive Board and the Audit Committee shall be set by the General Meeting of Stockholders, in accordance with the applicable legislation. Payment of any type of percentage or other participation in the profits of the Company to any member of the Audit Board or the Board of Directors is forbidden, with the exception of the Board member representing the employees.

§12	For the purpose of improving the Company, every year the managers and the members of the committee shall undergo individual and collective performance evaluation, with the following minimal requirements:

a)	description of acts of management practiced, as to lawfulness and efficacy of administrative action;

b)	contribution to the profit for the period; and

c)	pursuit and achievement of the objectives established in the Multi-year Business Plan and compliance with the Long-term Strategy.

§13	The managers of the company may not be sworn in unless they have agreed to and signed the applicable legal and regulatory terms and documents. In all practice of their responsibilities they shall obey the requirements, prohibitions and obligations specified in the applicable legislation and regulations.

Section I

The Board of Directors

Clause 13	The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One shall be the Chair, and another shall be the Vice-Chair.

§1	The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2	The members of the Board of Directors shall be elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Stockholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to the requirements and prohibitions established in the applicable legislation and regulations.

§3	The composition of the Board of Directors must obey the following rules:

a)	The minority holders of common shares, and the holders of preferred shares, have the right to elect, in separate votes, one member each, in accordance with the applicable legislation.

b)	At least 25% (twenty five per cent) of the members must be independent; and at least one, in the event that the minority stockholders decide to exercise the option of multiple vote, in the terms of Article 141 of Law 6404/1976.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	The employees have the right to elect one member, subject to the provisions of Federal Law 12353 of December 28, 2010, as applicable.

d)	In any event, the majority of the members shall be elected by the controlling stockholder of the Company.

§4	For election and for holding of office, the member of the Board of Directors representing the employees is subject to all the criteria, requirements, impediments and prohibitions specified in Law 6404/1976, Law 13303 of June 30, 2016, and regulations made under those laws.

§5	Without prejudice to the impediments and prohibitions specified in these by-laws, the member of the Board of Directors representing the employees shall not take part in debate and decisions on subjects that involve union relationships, remuneration, and/or benefits, including matters relating to private pension plans and/or other assistance plans, and/or in any other situation in which a conflict of interest is characterized.

§6	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, be made up of the same members and substitute members elected to the Board of Directors of the Company, for periods running concurrently from start to termination, being remunerated for only one of these positions.

§7	The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§8	The members of the Board of Directors shall be allowed to exercise other remunerated activity, as long as there is no incompatibility of time and/or conflict of interests.

§9	Subject to the provisions of these by-laws, the Board of Directors may delegate powers to the Executive Board for approval and signature of legal transactions related to the ordinary acts of management, including sale of electricity.

Clause 14	In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office that remained to the previous member.

§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority; the same rule shall be obeyed for the member representing the employees.

Clause 15	The Board of Directors shall meet, ordinarily, in accordance with its Regulations, at least once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda; and shall meet in extraordinary meeting, if called by its Chair or its Vice-Chair, or by one third of its members, or when requested by the Executive Board.

§1	Meetings of the Board of Directors shall be called by its Chair or Vice-Chair, with at least 10 (ten) days’ prior notice in writing or by email, containing the agenda. Convocation is not necessary when all the members of the Board of Directors, or their substitute members, are present. The Chair may call meetings of the Board of Directors on the basis of urgency without their being subject to this period of notice, provided that the other members of the Board are advised of the convocation.

§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chair shall have the casting vote.

Clause 16	The Chair of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chair.

Clause 17	The Chair and Vice-Chair of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chair shall take the place of the Chair when the Chair is absent or impeded from exercising his/her functions.

Clause 18	The following are functions of the Board of Directors:

a)	to set the general orientation of the Company’s business;

b)	to elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	to approve the policy on transactions with the related parties;

d)	to decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

e)	to decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% (one per cent) or more of the Company’s Stockholders’ equity, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)	to call the General Meeting of Stockholders;

g)	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)	to give a prior opinion on the Executive Board’s report of management and accounts of the Company;

i)	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Audit Board;

j)	upon proposal by the Executive Board, to authorize commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

k)	upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

l)	to authorize issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m)	to approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;

n)	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and subject to the Annual Budget;

o)	to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)	to approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;

q)	to approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;

r)	to accompany the activities of internal auditing;

s)	to discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

t)	to ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;

u)	to establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;

v)	to make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;

w)	to appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;

x)	to elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;

y)	to analyze, every year, the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and

z)	to approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

§1	The financial limits relating to decisions by the Board of Directors that are identified by a percentage of the Company’s Stockholders’ equity shall be automatically adopted when the financial statements of each year are approved.

Section II

The Executive Board

Clause 19	The Executive Board comprises 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted.

§1	The Executive Officers shall remain in their posts until their duly elected successors take office.

§2	The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. In particular they shall also obligatorily hold the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§3	Executive Officers who are not employees shall have the right to an annual paid leave of not more than 30 (thirty) days. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly compensation currently in effect.

Clause 20	In the event of absence, leave, vacancy, impediment or resignation of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer.

§1	In the event of absence, leave, vacancy, impediment or resignation of any of the other members of the Executive Board, the Executive Board may, on approval of the majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave lasts.

§2	The Chief Executive Officer or member of the Executive Board elected in this way shall hold the position for the remaining time of the period of office of the Executive Officer who is substituted.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 21	The Executive Board shall meet, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board shall be taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Clause 22	The Executive Board is responsible for current management of the Company’s business, subject to obedience to the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1	The Multi-year Business Plan shall comprise plans and projections for the period of five business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)	the Company’s strategies and actions, including any project related to its objects;

b)	new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries and affiliated companies, and the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)	the rates of return and profits to be obtained or generated by the Company.

§2	The Annual Budget shall reflect the Company’s Multi-year Business Plan and, consequently, the Long-term Strategy, and must give details of operational revenue and expenses, costs, capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.

§3	The Long-term Strategy, the Multi-year Business Plan, and the Annual Budget shall be:

a)	prepared under coordination by the Chief Executive Officer, with participation of all the Chief Officers;

b)	prepared and updated annually, by the end of each business year, to take effect in the following business year;

c)	submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4	The following matters shall require a decision by the Executive Board:

a)	approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)	examination, and submission to the Board of Directors, for approval, of the Long-term Strategy and the Multi-year Business Plan, and revisions of them, including timetables, amount and allocation of the capital expenditure specified in it;

c)	examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Business Plan in force at the time, and revisions of it;

d)	decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than 1% (one per cent) of the Company’s Stockholders’ equity, with consequent adaptation of the targets approved, obeying the Multi-year Business Plan, the Long-term Strategy and the Annual Budget;

e)	approval of disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and/or giving of guarantees to third parties, in amounts less than 1% (one per cent) of the Company’s Stockholders’ equity;

f)	authorization of the Company’s capital expenditure projects, or signing of agreements and legal transactions in general, or contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Stockholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	authorization to open administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and contract, for amounts of up to 1% (one per cent) of the Company’s Stockholders’ equity, limited to R$ 100,000,000.00 (one hundred million Reais), adjusted annually by the IPCA (expanded Consumer Price) index, if it is positive;

h)	authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than 1% (one per cent) of the Company’s Stockholders’ equity;

i)	approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause ‘h’ of Sub-item I of Clause 23;

j)	authorization of expenditure on personnel, and collective agreements and other employment instruments, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors, and the Annual Budget approved;

k)	examination of and decision on contracting of external consultants, when requested by the office of any Chief Officer’s Department, subject to the provisions of Clause 18, Sub-clause ‘j’, and Clause 22, §4, Sub-clause ‘g’;

l)	formulation, for decision by the Board of Directors or the General Meeting of Stockholders, of policies complementary to these by-laws, including the policy on stockholding interests.

§5	Acts that are necessary for the regular functioning of the Company, signature of contracts, and other legal transactions, shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by two Executive Officers, or by a person holding a valid power of attorney.

§6	Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in Sub-clause ‘c’ of Sub-item I of Clause 23, for which only the signature of the Chief Executive Officer is required.

§7	Subject to the provisions of these by-laws the Executive Board may delegate powers to approve and sign legal transactions relating to matters in the remit of the bodies pertaining to each Executive Officer, for ordinary acts of management, including sale of electricity.

§8	The financial limits for decision by the Executive Board that correspond to a percentage of the Company’s Stockholders’ equity shall be automatically adopted upon approval of the financial statements of each year.

§9	At the limits of its competencies and areas of autonomy, the Executive Board may attribute, by formal act, limits of autonomy to lower levels, upon composition of technical committees with decision capacity in specific subjects.

Clause 23	Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Stockholders and of the Board of Directors, the Internal Regulations and the decisions of the Executive Board, and cause others to comply with them. The duties of the members of the Executive Board, among others, are as follows:

I-	Duties of the Chief Executive Officer:

a)	to coordinate and manage the work of the Company, and all the strategic and institutional activities of the affiliated companies, subsidiaries and consortia in which the Company has an interest;

b)	to coordinate preparation, consolidation and implementation of the Company’s Long-term Strategy and Multi-year Business Plan, and those of the affiliated and subsidiary companies – in the latter case, jointly with the Chief Officer responsible, and in both cases with the participation of the other Chief Officers;

c)	to represent the Company in the Courts, on the plaintiff or defendant side;

d)	to sign, jointly with one Chief Officer, documents which bind the Company;

e)	to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

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f)	to hire and dismiss employees of the Company;

g)	to conduct the activities of the Governance Office, Strategic Planning, Compliance, and Corporate Risk Management;

h)	jointly with the Chief Officer responsible, to propose to the Executive Board nominations for management positions in the Company; and

i)	to propose the nominations for positions of Management and on the Audit Boards of the wholly-owned and other subsidiaries, affiliated companies and consortia in which the Company has an interest, and of the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

II-	Duties of the Deputy CEO:

To substitute the CEO in the event of absence, leave, vacancy, impediment or resignation, and other functions.

III-	Duties of the Chief Finance and Investor Relations Officer:

To manage the processes and activities relating to the financial area and relations with investors.

IV-	Duties of the Chief Corporate Management Officer:

To plan and arrange the activities relating to supply of materials and services, infrastructure, information technology, telecommunications and transactional services.

V-	Duties of the Chief Distribution and Trading Officer:

To manage the processes and activities of distribution and sales of electricity.

VI-	Duties of the Chief Generation and Transmission Officer:

To manage the processes and activities of generation and transmission of electricity.

VII-	Duties of the Chief Trading Officer:

To manage the processes and activities relating to trading of electricity and the electricity system, market planning, and commercial relationship, in the Free Market for electricity in Brazil.

VIII-	Duties of the Chief Officer for Management of Holdings:

To manage the processes and activities relating to accompaniment of the management of the Company’s wholly-owned subsidiaries with the exception of Cemig GT and Cemig D, other subsidiaries, affiliated companies, and negotiation and implementation of partnerships, consortia, associations and special-purpose companies, obeying the Policy on Holdings.

IX-	Duties of the Chief Officer for Human Relations:

To coordinate the policy and actions in the management of people of the Company, its wholly owned subsidiaries and other subsidiaries.

X-	Duties of the Chief Counsel:

To plan, coordinate and manage the legal activities of the Company and its wholly-owned subsidiaries and subsidiaries.

XI-	Duties of the Chief Officer for Institutional Relations and Communication:

To coordinate and administer processes and activities related to communication and institutional relations, externally and internally, in the area related to the Company and its wholly-owned and other subsidiaries.

§1	In relation to the affiliated companies the Executive Officers shall act at all times in obedience to the related by-laws or articles of association and stockholders’ agreements.

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§2	The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3	As well as exercise of the duties set for them in these Bylaws, each Chief Officer’s Department has the right to cooperation, assistance and support of the other Chief Officer’s Departments in the areas of its respective competencies, aiming for the Company’s success in its greater objectives and interests.

§4	It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§5	The individual attributions of each Chief Officer are set specifically in the Internal Regulations of the Executive Board. Among others, these include the following:

a)	to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, approval of legal transactions in the Chief Officer’s area of activity;

b)	to propose, implement and manage the work safety policy within the scope of his/her activities;

c)	to disclose, at least annually, to the Executive Board, the reports on performance related to the activities which he/she coordinates and monitors; and

d)	to represent the Company in relations with the market, the bodies, associations and other related entities of the electricity sector, including those of regulation and inspection.

Section III

The Audit Committee

Clause 24	The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1	The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors, in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

§2	Exceptionally, in the first election of the members of the Audit Committee, one member shall be elected for a period of office of two years.

§3	The minutes of the meetings of the Audit Committee, which shall be every two months, must be disclosed, except when the Board of Directors considers that disclosure might put legitimate interest at risk, and in this case only its summary shall be disclosed.

§4	The restriction in §3 may not be used in opposition to the control and/or inspection bodies to which the Company, and its wholly-owned and other subsidiaries, are subject – these shall have total and unrestricted access to the content of the minutes of the Audit Committee, subject to the obligation of secrecy and confidentiality.

§5	The internal control over the Company entrusted to the Office of the General Inspector (‘Controladoria’) of Minas Gerais State shall be of a subsidiary nature, and shall be subject to the principles of motivation, reasonableness, appropriateness and proportionality, and it must make itself compatible with the duties of the Internal Audit Unit and the Audit Committee.

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Clause 25	The Audit Committee may exercise its duties and responsibilities in relation to such wholly-owned and other subsidiaries of the Company as adopt the regime of sharing of a Common Audit Committee.

Clause 26	The following are attributions and duties of the Audit Committee:

a)	to state opinion on contracting, and dismissal, of external auditors;

b)	to supervise the activities of the independent auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;

c)	to supervise the activities carried out in the areas of internal control, internal audit and preparation of the financial statements;

d)	to monitor the quality and integrity of the internal control mechanisms, the financial statements and the information and measurements disclosed by the Company;

e)	to evaluate and monitor the Company’s exposures to risk – it may requisition, among other matters, detailed information on policies and procedures relating to compensation of the management, utilization of assets, and expenditures incurred in the name of the Company;

f)	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties;

g)	to prepare an annual report with information on its activities, results, conclusions and recommendations, reporting any significant divergence between management, the independent auditors and the Audit Committee in relation to the financial statements;

h)	to assess the reasonableness of the parameters on which the actuarial calculations are based, and the actuarial result of the benefit plans maintained by the pension fund, when the Company is sponsor of a closed private pension plan entity;

i)	to give opinion, in such a way as to assist the stockholders – in their appointment of managers, members of the Board of Directors’ support committees, and members of the Audit Board – on compliance with the requirements of, and absence of prohibitions for the related elections; and

j)	to verify compliance in the process of evaluation of managers, members of the Board of Directors’ support committees, and members of the Audit Board.

§1	If an eligibility and evaluation committee is created, the competencies described in sub-clauses ‘i’ and ‘j’ of this Clause shall be transferred to that body.

Clause 27	The Audit Committee has operational autonomy to conduct or decide on carrying out of consultations, evaluations and investigations within the scope of its activities, including contracting and use of independent external specialists.

§1	The Audit Committee must have the means for receiving accusations, including those of a confidential nature, internal and external to the Company, on subjects related to its area of duties.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER V

Control Areas

Clause 28	The following are Control Areas: Internal Audit, Compliance, and Corporate Risk Management.

§1	The Control Areas operate with independence, and have the prerogative of reporting directly to the Board of Directors, as applicable, in accordance with the applicable legislation.

Clause 29	The Internal Audit Unit is linked to the Board of Directors, with a view to preparation of the financial statements, and is responsible for assessing:

a)	appropriateness of internal controls, and the effectiveness of risk management and the governance process; and

b)	reliability of the process of collection, measurement, classification, accumulation, recording and disclosure of events and transactions.

Clause  30 The Compliance Area, linked to the Chief Executive Officer, is responsible for:

a)	managing the Company’s compliance program, exercising prevention, detection of and response to failures in compliance with the internal and external rules and any deviation of conduct; and

b)	coordinating and defining the methodology to be used in the management of internal controls.

§1	The officer responsible for the Compliance Area reports directly to the Board of Directors in any situations in which involvement of the Chief Executive Officer in irregularities is suspected or when that Officer, having received a report of a situation, evades the obligation to adopt measures that are necessary in relation to it.

Clause  31 The Corporate Risk Management Area, linked to the CEO and led by a statutory director, is responsible for:

a)	coordinating and mapping the management of the portfolio of corporate risks;

b)	supporting the other areas of the Company in adoption of the decisions on the corporate risk policy and adoption of the risk appetite parameters decided by the Board of Directors; and

c)	deciding the methodology to be used in corporate risk management and supporting the other areas in its implementation.

§1	The risk management area shall periodically send reports to the Audit Committee containing its indications and recommendations.

CHAPTER VI

The Audit Board

Clause 32	The Audit Board shall function permanently, and shall comprise five sitting members and their respective substitute members, who shall be elected for a period of office of two years, when a General Meeting of Stockholders is held.

§1	The following rules for appointment must be obeyed in the composition of the Audit Board:

a)	The minority holders of common shares, and the holders of preferred shares, both have the right to elect, in separate votes, one member each, in accordance with the applicable legislation.

b)	The majority of the members shall be elected by the controlling stockholder of the Company, and at least one shall be a government employee with a permanent link to the Public Administration.

§2	The Audit Board shall elect its Chair from among its members, and the Chair shall call and chair the meetings.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§3	Where appointment of members of the Audit Board of subsidiary and/or affiliated companies is a competency of the Company, this shall be done according to criteria and an eligibility and assessment policy approved by the Board of Directors.

Clause 33	In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 34	The Audit Board shall have the attributions set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded, including the following:

a)	to monitor and inspect, through any one of its members, the acts of the managers and to verify compliance with their duties under the law and by-laws;

b)	to give opinion on the annual report of management, and to include in such opinion any such complementary information that it deems to be necessary or useful to the decision of the General Meeting of Stockholders;

c)	to give opinion on any proposals made by the management bodies, to be submitted to the General Meeting of Stockholders or the Board of Directors, as the case may be, in relation to change in share capital, issue of debentures or warrants, investment plans and/or capital budgets, distribution of dividends, transformation, absorption, merger or split;

d)	to report, through the person of any of its members, to the management bodies and, if these do not take the measures necessary for the protection of the Company’s interests, to the General Meeting of Stockholders, any errors, frauds or crimes that they discover, and suggest measures that will be useful to the Company;

e)	to call the Annual General Meeting, if the management bodies delay its convocation by more than 1 (one) month, and to call an Extraordinary Meeting of Stockholders whenever there are serious or urgent reasons, and include on the agenda of such Meetings whatever matters they consider to be necessary;

f)	to analyze, at least quarterly, a trial balance and other financial statements prepared periodically by the Company;

g)	to examine the financial statements for the business year and to give opinion on them; and

h)	to carry out these functions during liquidation, having in mind the special provisions that regulate that procedure.

Clause 35	The global or individual compensation of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the applicable legislation.

CHAPTER VII

The Business Year

Clause 36	The business year shall coincide with the calendar year, closing on December 31 of each year, when the Financial Statements shall be prepared, in accordance with the applicable legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 37	Before any sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit, and then, successively, employees’ and managers’ profit shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§1	The net profit ascertained in each business year shall be allocated as follows:

a)	5% (five per cent) to the legal reserve, up to the maximum limit specified by law;

b)	50% (fifty per cent) distributed as mandatory dividend to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)	the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-term Strategy and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these by-laws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 38	The dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1	Once the dividends specified in Sub-clauses ‘a’ and ‘b’ of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2	The Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim statements of financial position.

§3	The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the mandatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 39	Without prejudice to the mandatory dividend, every two years, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause ‘c’ of Clause 37 of these by-laws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-term Strategy and the dividend policy contained therein.

Clause	40 The dividends declared, mandatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 41	The employees have the right to a share in the profits or results of the Company, on criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the applicable legislation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER VIII

Liability of Management

Clause 42	Under the applicable law and regulations, and these by-laws, members of the Company’s management are accountable to the Company and to third parties for actions they take in exercise of their functions.

Clause 43	The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

§1	This guarantee also extends to employees who legally carry out actions by delegation or acting under authority from members of the Company’s Management.

§2	Upon decision by the Board of Directors, the Company may contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

§3	Contracting of insurance may also cover defense of the insured parties in other spheres, provided that the acts in question do not show manifest illegality or abuse of power.

§4	If funding of procedural expenses, fees and/or other expenses is less expensive than contracting or activation of insurance, the Company may contract a specialized external office for defense in relation to the acts being impugned.

§5	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee, who is convicted of a crime in a final judgment against which there is no further appeal, must reimburse the Company all the costs, expenses and losses caused to it.

CHAPTER IX

Resolution of disputes

Clause 44	The Company, its stockholders, managers and members of the Audit Board undertake to resolve through arbitration, preceded by mediation, before the Market Arbitration Chamber (CAM) of the B3 or the FGV Mediation and Arbitration Chamber, all and any dispute or controversy that may arise between them related to or arising from, in particular, the application, validity, efficacy, interpretation or violation of the provisions contained in the applicable legislation and regulations, the by-laws, any stockholders’ agreements filed at the head office, the rules issued by the Brazilian Securities Commission, or the other rules applicable to the functioning of the capital markets in general, as well as those contained in the Level 1 Regulations of the B3.

§1	Without prejudice to the validity of this arbitration clause, application for urgency measures, before the arbitration tribunal has been constituted, should be remitted to the Judiciary, through the courts of the legal distinct of Belo Horizonte, Minas Gerais.

CHAPTER X

General provisions

Clause 45	Admission to the permanent staff of employees of the Company shall be by approval in a public competition.

§1	The employees are subject to the applicable employment law and the internal regulations of the Company.

Clause 46	In contracts entered into, and other legal transactions, between the Company and its related parties, including the State of Minas Gerais, the Company’s policy of transactions with related parties shall be obeyed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 47	References to the term ‘applicable legislation’ in these by-laws includes reference to the regulatory rules, subject to the prevalence of Law over rules of an infra-legal nature.

Clause 48	Financial covenants currently in effect for the Company must obligatorily be mentioned in the Company’s policy on dividends and indebtedness, to be approved by the General Meeting of Stockholders.

Clause 49	Policies complementary to these by-laws, required by the applicable legislation, shall be approved by the Board of Directors upon proposal by the Executive Board.

Clause 50	Upon being sworn in, and annually, management, members of the Audit Board and members of the Audit Committee, including the representatives of employees and minorities, must take part in specific trainings made available by the Company on the following subjects:

a)	corporate law and the capital markets;

b)	disclosure of information;

c)	internal controls;

d)	code of conduct;

e)	Federal Law 12846 of August 1, 2013;

f)	tenders and contracts;

g)	other subjects related to the Company’s activities.

§1	Those who have not participated in annual training made available by the Company in the last two years are prohibited from being re-appointed to their positions.

Clause 51	For the purposes of the provisions of Article 17, §2, IV and Article 22, §1, V of Law 13303/2016 and Article 26, IX of State Decree 47154 of February 20, 2017, contracting of Cemig or its wholly-owned subsidiaries for activities carried out under natural monopoly, in the role of consumer, are not considered to be activities preventing appointment as managers, nor as independent managers.

CHAPTER XI

Transitory provisions

Clause 52 The rules relating to the members of the Board of Directors, the Executive Board, the Audit Board and the Audit Committee specified in the by-laws shall be applied as from the first periods of office beginning after the change in these by-laws, reflecting the adaptation specified by Law 13303/2016 and State Law 47154/2017.

§1	Exceptionally, the first period of office of the members of the Board of Directors, the Executive Board and the Audit Board shall begin with the election held immediately after the approval of these by-laws, ending at the Annual General meeting of 2020.

§2	The inter-regnum period between the Annual General Meeting held on April 30, 2018 and the election immediately after the approval of these by-laws shall not be considered as a new period of office for the purposes of Clause 13, §2, Clause 19 and Clause 32 of these by-laws.

Clause 53	Until the representative of the employees on the Board of Directors is chosen in accordance with sub-clause ‘c’ of §3 and §4 of Clause 13 of these by-laws, an employee who complies with these specific requirements shall be designated as substitute member, and the unions representing the various groups of employees shall be advised of the designation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Clause 54	The internal processes, organizational structure, names and terms used in the Company on the date of approval of these by-laws shall remain operative until the Board of Directors lays down the specific new arrangements.

Clause 55	Any cases of omission in these by-laws shall be resolved by the General Meeting of Stockholders, subject to the applicable legislation.

II.	Orientation, of the representatives of Cemig at the Extraordinary General Meetings of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., to vote in favor of the change to the by-laws and election of the members of the Board of Directors and Audit Board.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

(a)    Belo Horizonte, May 8, 2018

Adézio de Almeida Lima	Luiz Guilherme Piva
Marco Antônio Soares da Cunha Castello Branco	Marcelo Gasparino da Silva
Bernardo Afonso Salomão de Alvarenga	Marco Aurélio Crocco Afonso
Daniel Alves Ferreira	Patrícia Gracindo Marques de Assis Bentes

José Pais Rangel    ”

The Chair then placed the said Proposal by the Board of Directors to this Meeting in debate.

The representative of the stockholder The State of Minas Gerais then presented adjustments in the version of the by-laws contained in the said Proposal, to:

A)	change the drafting:

1)	of sub-clause ‘c’ of §12 of Clause 12 of the by-laws, to read as follows:

“Clause 12 – [...]

§ 12 [...]

c)	achievement of the objectives established in the Multi-year Business Plan and in accordance with the long-term Strategy and Annual Budget.”

2)	of §9 of Clause 13 of the by-laws, to read as follows:

“Clause 13 –

§9	The Board of Directors may confer delegation of powers to the Executive Board for approval and signature of legal transactions related to the ordinary acts of management, including sale of electricity.”

3)	of Clause 15 of the by-laws, to read as follows:

“Clause 15 The Board of Directors shall meet ordinarily, in accordance with its Internal regulations, at least once a month, to analyze the results of the Company and its wholly-owned and other subsidiaries and affiliated companies, and to decide on other matters included on the agenda. It shall also meet extraordinarily, on convocation by its Chair, or by its Vice-Chair, or by one-third of its members, or when requested by the Executive Board.”

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4)	of §3 of Clause 19 of the by-laws, to read as follows:

“Clause 19 – [...]

§3	– Those members of the Executive Board who are not employees, or those with employment contracts suspended, shall have the right to annual paid leave of not more than 30 (thirty) days, non-cumulative, receiving an additional one-third of the current monthly remuneration.”

5)	of Sub-items V and VII of Clause 23, to read as follows:

“Clause 23    [...]

V	– To the Chief Officer for Distribution and Sales: To manage the processes and activities of distribution of electricity and sales in the Regulated Market.

[...]

VII	– To the Chief Trading Officer: To generate the processes and activities related to trading and sale of electricity and the use of the electricity system, market planning, and commercial relationship in the Free Market.”; and

B)	to include §6 in Clause 24, with the following drafting:

“§6	– Members of the Board of Directors who are also members of the Audit Committee shall receive only the remuneration of the latter.”

The representative of BNDES Participações S.A. (BNDESPar) also presented adjustments to the version of the by-laws contained in the Proposal by the Board of Directors to this meeting, to alter the drafting as follows:

1.	In the head paragraph of clause 9, to provide for a limit to the authorized capital expressed in amount or in number of shares, as per Article 168 of Law 6404/1976, as amended and, if the percentage form is maintained, it should be based on the value of the share capital fixed in the by-laws, so that the authorization is not unlimited.

2.	In Clause 12, §3, to provide that the positions on the committees of support to the Board of Directors in the subsidiaries and affiliated companies should be filled by members of the boards of directors of the company, in line with best corporate governance practices.

3.	In Clause 12, §5, to specify a minimum period of 5 (five) years as projection for the long-term strategy, not including the dividends policy because, under Clause 48 of the by-laws contained in the Proposal under discussion, that policy must be approved by the General Meeting of Stockholders and not by the Board of Directors.

4.	In Clause 12, §7, exclusion of the final part, because what should be published and submitted to the Legislative Assembly and the Audit Court of the State of Minas Gerais is the annual analysis, made by the Board of Directors, in terms of achievement of targets and results in the execution of the long-term strategy and the business plan – and not its approval, which is provided for in Clause 18, Sub-clause ‘y’ of the by-laws under examination.

5.	In §9 of Article 13, since the generic delegation by the Board of Directors to the Executive Board for approval of legal transactions should be treated on the basis of restriction or dispensation of the need for prior statement of opinion by the Board of Directors on certain legal transactions, or with increase of the level of autonomy of the body over this type of matter, provided that there is clear specification of the situations in which it is applicable, otherwise a competency that is exclusive to the body specified in the by-laws itself would be violated.

6.	In Clauses 18, Sub-clause ‘j’, and 22, §4, Sub-clause ‘g’, to be aligned in terms of the limits of autonomy set for the Executive Board and Board of Directors, as well as making reference to the situations of dispensation or non-requirement of tender, or of the non-applicability of the duty to hold a tender, specified in Law 13303/2016.

7.	In Clause 18, Sub-clause ‘l’, to state that the competency of the Board of Directors for issuance of debentures is restricted to those not convertible into shares, under Law 6404/1976.

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8.	In Clause 18, Sub-clause ‘q’, to provide that the committees of support to the Board of Directors should give their opinion before the decisions of that Board on the matters applicable to them, even if of a non-binding nature, because to the contrary the function of these committees would be null.

9.	In Clause 20, §1, of by-laws, which should completely regulate the process of replacement of members of the Executive Board, including new election, and not only in the matter of redistribution of function in the event of a post being vacant; and that body should function with a minimum number of 3 members, under Law 13303/2016.

10.	In Clauses 23, I, Sub-clause ‘g’, and 30, of the by-laws, which should specify that the areas of compliance and risk management, separated in the proposal, should be linked to the chief executive officer, but led by a statutory director, as specified in Law 13303/2016.

11.	In Clause 23, II, to provide that the Deputy CEO should have functions additional to substitution of the CEO.

12.	Exclusion of §5 of Clause 24, since the by-laws do not have the power to regulate or limit the activity of the central body of internal control of the Executive Power, the competences of which arise from Law.

13.	Exclusion of §1 of Clause 26, permanently setting the duties specified in Sub-clauses ‘i’ and ‘j’ in the ambit of the Audit Committee, as specified in State Decree 47154/2017, or to create a separate committee with the duties defined in Article 10 of Law 13303/2016, with the status of a body under the by-laws.

14.	In Clause 33, to provide for election by the General Meeting of Stockholders to fill the post of a member of the Audit Board in the event of vacancy, in line with the competencies set by Article 161, §3, of Law 6404/1976;

15.	Exclusion of Clause 52, since it aims to regulate prior situations unnecessarily, and contrary to statements by the CVM (Securities Commission) on the immediate applicability of the requirements and prohibitions on the members of the bodies under the by-laws as from Law 13303/2016 coming into effect.

16.	Clause 54 – to provide for a period for adaptation of processes and internal structures to the new by-laws, in the absence of which its coming into full effect might be suspended indefinitely.

The Chair then stated that, in relation to §5 of Clause 24 of the by-laws, the draft portrays the orientation received from the General Attorney of the State of Minas Gerais which, through Opinion AGE 15964/2018 concludes that the control exercised by the General Comptroller of the State, in relation to state-controlled companies, is subsidiary to the internal control of the company, provided that any act in question obeys the requirements of motive, reasonability, appropriateness and proportionality.

The Proposal by the Board of Directors was submitted to debate and, subsequently, to the vote and was approved by a majority, containing the alterations presented by the representative of the State of Minas Gerais and the alterations presented and referred to in items 1, 3, 4, 6, 7, 9, 10, 11 and 14 above by the representative of BNDESPar, that is to say, by 302,823,138 votes in favor, 10,632,956 against and 69,730,102 votes of abstention; the other alterations suggested by the representative of BNDESPar being rejected, by majority, that is to say, by 259,113,102 votes against, 54,342,992 votes in favor, and 69,730,102 votes of abstention.

The Chair stated that, for the purposes of decision on item 1 of the agenda of this meeting, there were left out of account 4,114,071 shares, since they were cases of decision using remote voting.

On this matter, the Chair requested the transcript of the alterations approved in relation to the Proposal by the Board of Directors to this Meeting arising from the adjustments presented by the representative of BNDESPar and approved, namely the following:

“Clause 9 – The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion by the Audit Board.

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“Clause 12 – [...]

§5	– The Long-term Strategy shall contain fundamentals, targets, goals and results to be pursued and achieved in the long term by the Company, reflecting its dividend policy, and must obey the commitments and requirements specified in §7 of Clause 12 of these by-laws.

[...]

§7	– The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be revised annually by the Executive Board and submitted no later than the last ordinary meeting of the Board of Directors of the prior year, in the terms of the applicable legislation.

[...]”;

“Clause 18 – [...]

j)	to authorize, upon proposal by the Executive Board, opening of administrative tender proceedings, or proceedings for dispensation or non-requirement of tender, or of non-applicability of the duty to tender, and the corresponding contractings, when the amount is 1% (one percent) or more of the Company’s Stockholders’ equity, or more than R$ 100,000,000.00 (one hundred million Reais), as adjusted annually by the IPCA Inflation Index, if positive; […];

l)	to authorize the issuance of securities in the Brazilian or external market, for raising of funding in the form of non-convertible debentures, promissory notes, commercial papers and other instruments; […]”;

“Clause 20 –

§1	– In the event of any of the other members of the Executive Board being absent, on leave, their seat being vacant, impediment of their position or resignation, that Board may, on approval by the majority of its members, attribute the temporary exercise of the related functions to another member of the Executive Board.

[...]”;

“Clause 23 – [...]

I	– To the Chief Executive Officer:

[...]

g)	to be responsible for the activities of the Management Units controlling Governance, Strategic Planning, Compliance and Corporate Risk Management; […].

II	– To the Deputy Chief Executive Officer: to assist the CEO in the exercise of his functions and substitute him in the event of absence, leave, his position being vacant or impeded, or resignation.

[...].”;

“Clause 30 – The Compliance Management Unit, responsible to the Chief Executive Officer and led by a Chief Officer, is responsible for:

a)	managing the Company’s compliance program, with prevention and detection of, and response to, any failings in compliance with internal or external rules and/or inappropriate contact; and

b)	to coordinate and define the methodology to be used in the management of internal controls.

§1	– The person responsible for the Compliance Management Unit shall report directly to the Board of Directors in any situation in which it is suspected that the Chief Executive Officer is involved in irregularities, or when the CEO omits to act on his obligation to adopt necessary measures in relation to the situation reported to him.”;

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“Clause 33 – In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

In relation to Clauses 12, §3; 13, §9; 18, sub-clause ‘q’; 26, §1 and 52 of the Proposal by the Board of Directors to this Meeting, the representative of BNDESPar presented a statement of opinion contrary to their approval.

The Chair then explained that in functional terms the duties and functions of the Internal Audit Unit are subordinated to the Board of Directors; but that the Internal Audit Unit shall be administratively subordinated to the office of the Chief Executive Officer.

He further stated that, under the recently-approved provision of the by-laws, it would not be a function of this Meeting to orient any vote by the representative(s) of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. or Cemig Geração e Transmissão S.A., on changes to the by-laws or election of members of the Board of Directors or the Audit Board, for which reason items 6 and 7 of the Convocation are not successful.

The Chair then stated that, as a result of the change to the by-laws that had just been decided and in accordance with Item 2 of the convocation, it was necessary to elect the members of the Board of Directors, for a new period of office of 2 (two) years, exceptionally to end at the Annual General Meeting of 2020.

Finally, the Chair pointed out that it will be necessary first and in view of §3 of Clause 13 of the by-laws, to elect the sitting member and respective substitute nominated by representatives of the holders of preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Since there was found not to be the minimum legally required quorum of preferred shares for nomination of a sitting and substitute member of the Board of Directors, the Chair stated that Multiple Vote would be adopted for election of 8 members and their respective substitutes to that Board.

The Chair stated that adoption of Multiple Vote had been requested by the stockholder Fundo de Investimentos em Ações Dinâmica Energia – FIA Dinâmica, as per a letter in the Company’s possession, and that 43,033,363 shares would be necessary for the election of each member of the Board of Directors.

Then, and by adoption of Multiple Vote, the representative of the stockholder BNDESPar, as per the voting spreadsheet, attributed, for sitting member of the Board of Directors, 54,342,998 shares, to:

Ms Patrícia Gracindo Marques de Assis Bentes

– Brazilian, divorced, company manager, domiciled in Rio de Janeiro, RJ, at Rua Ministro Ramos Monteiro 37/701 B, Leblon, CEP 22430-100, bearer of Identity Card 59879098-6, issued by the Public Safety Department of São Paulo State, and CPF nº 810318827-15;

her substitute member not to be elected at this opportunity.

The representative of the stockholder The State of Minas Gerais, as per the voting spreadsheet, then attributed, per sitting member of the Board of Directors, 43,033,364 shares to complement the Board of Directors, electing the following:

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Sitting members:

Adézio de Almeida Lima

– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 311, Bloco F, apto. 102, Asa Norte, CEP 70765-100, bearer of Identity Card 2514340, issued by the Public Safety Department of the Federal District, and CPF 342530507-78;

Marco Antônio Soares da Cunha Castello Branco	– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72;

Bernardo Afonso Salomão de Alvarenga	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1,219, 22nd floor, B Wing, CEP 30190-130, bearer of Identity Card MG-899851, issued by the Public Safety Department of Minas Gerais State, and CPF 154691316-53;

Luiz Guilherme Piva	– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the State Public Safety Department of Minas Gerais State, and CPF 454442936-68; and

Marco Aurélio Crocco Afonso	– Brazilian, in stable union, economist, domiciled in Belo Horizonte, MG, at Rua Cristina 303/301, Sion, CEP 30310-800, bearer of Identity Card M1624401, issued by Minas Gerais Public Safety Department, and CPF 382386166-20;

– and as substitute members:

José Maria Rabelo	– Brazilian, married, lawyer, resident and domiciled in Brasília, Federal District, at SQN 214, Bloco F, Ap. 207, Asa Norte, CEP 70873-030, bearer of Identity Card 851287 issued by the Minas Gerais State Public Safety Department, and CPF nº 232814566-34;

Ricardo Wagner Righi de Toledo	– Brazilian, widower, manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Minas Gerais State Public Safety Department, and CPF 299492466-87;

Geber Soares de Oliveira	– Brazilian, legally separated, accountant, domiciled in Belo Horizonte, MG, at R. Carlos Turner 275/202, Silveira, CEP 31140-520, bearer of Identity Card MG1673562, issued by the Public Safety Department of the State of Minas Gerais, and CPF 373022806-49; and

Cristian Regis Duarte Silva	– Brazilian, married, communications executive, domiciled in Belo Horizonte, MG, at Rua Bolivia 357, Apto. 102, São Pedro, CEP 30330-360, bearer of Identity Card M4414313, issued by the State Public Safety Department of Minas Gerais State, and CPF 583432616-15; and

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Alcione Maria Martins Comonian	– Brazilian, married, teacher, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Icaraí 365, Caiçara, CEP 30770-160, bearer of Identity Card MG2511807, issued by the Public Safety Department of Minas Gerais State, and CPF 482072096-15; respectively.

Two seats still being vacant, the Chair said that Law 6404/1976 omits to specify the manner of decision in relation to the leftover balance of shares that took part in the composition of the Board of Directors through adoption of Multiple Vote.

On this matter, and considering that the by-laws also have no rule for distribution of these leftover shares, the holders of voting rights present at the meeting decided at this time to adopt, as the criterion for filling the two remaining vacancies on the Board of Directors resulting from the distribution of shares by Multiple Vote, the use of the highest proportion of leftover shares relative to the distribution of the six previously-filled seats.

As candidate for one of the seats on the Board of Directors, Mr. Anderson Carlos Koch, as per the voting spreadsheet, attributed 42,431,983 shares to complement the Board of Directors, electing:

José Pais Rangel	– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the Brazilian Bar association of Rio de Janeiro (OAB/RJ), and CPF 239775667-68;

and as his substitute member,

José João Abdalla Filho	– Brazilian, single, banker, domiciled in Rio de Janeiro, RJ, at Av. Presidente Vargas 463, 13th floor, Centro, CEP 20071-003, bearer of Identity Card 1439471-1, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

Then, the representative of the State of Minas Gerais, as per the voting spreadsheet, attributed 33,313,326 shares to complement the Board of Directors, electing the following:

Marcelo Gasparino da Silva	– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina State, at Rua Esteves Júnior 605/1411, Centro, CEP 88015-130, bearer of Identity Card 2302967, issued by the Santa Catarina State Public Safety Department, and CPF 807383469-34;

– and as his substitute member:

Manoel Eduardo Lima Lopes	– Brazilian, married, lawyer and accountant, domiciled in Rio de Janeiro, RJ, at Av. Presidente Vargas 463/13th Floor, Centro, CEP 20071-003, bearer of Identity Card 1767127, issued by the Félix Pacheco Institute of Rio de Janeiro State, and CPF 046227237-00.

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Then, and as per Clause 53 of the recently-decided by-laws, the seat as substitute member of the Board of Directors attributed to a representative of the employees was allocated to Mr.

Márcio José Peres	– Brazilian, married, engineer, bearer of Identity Card 12729567-7, issued by SSP/SP, and CPF 713401066-04, domiciled in Belo Horizonte, MG, at Av. Barbacena 1200, 12th Floor, Santo Agostinho, CEP 30190-131;

the related seat of a sitting member remaining unfilled, with 249,015,057 votes in favor, 13,006,245 against and 125,278,965 votes of abstention.

The Board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair stated that assumption of these posts is conditional on presentation of the statements contained in the relevant federal and state legislation.

He then said that as a result of the new composition of the Board of Directors, and as stated by Clause 12, §1 of the by-laws of Cemig just approved, there was a need to change the composition of the Board of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”), since the structure and composition of the Boards of Directors of those Companies are required to be identical to those of Cemig.

The Chair then dealt with items 4 and 5 of the agenda, relating to the setting of compensation of the representatives of the Audit Committee, and adjustment of the Annual Global Allocation for compensation of the Managers, Members of the Audit Board, and members of the Audit Committee, and proposed as follows:

1)	To set the Annual Global allocation for Compensation of the members of the Board of Directors, the Executive Board, the Audit Board and the Audit Committee at the amount of up to R$ 30,766,415.00 (thirty million seven hundred sixty-six thousand four hundred fifteen Reais), the other amounts and criteria remaining the same as those approved by the Ordinary (Annual) and Extraordinary General Meetings of Stockholders of Cemig held, concurrently, on April 30 of this year.

2)	To establish that the monthly remuneration of each one of the members of the Audit Committee shall be equivalent to R$ 20,590.90 (twenty thousand five hundred ninety Reais and ninety centavos).

3)	To establish that the members of the Board of Directors that are also members of the Audit Committee shall receive only the compensation of the latter.

The proposal by the representative of the stockholder The State of Minas Gerais being placed in debate, the representative of BNDESPar recorded his view that this item of the agenda should not pass because in the convocation the amounts and the criteria to be considered had not been stated.

The proposal of the representative of the stockholder The State of Minas Gerais was put to vote and approved by majority, as follows:

249,015,057 votes in favor, 13,006,245 against and 125,278,965 votes of abstention.

Then, considering Item 3 of the convocation, the Chair stated that it was necessary to elect the members of the Audit Board, for a new period of office of 2 (two) years, exceptionally ending with the Annual General Meeting to be held in 2020.

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The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

The Chair thus placed the election of the sitting and substitute members of the Audit Board in debate.

Asking for the floor, as holder of preferred shares, the representative of the stockholder FIA Dinâmica nominated the following persons to be members of the Board of Directors:

Sitting member:

Rodrigo de Mesquita Pereira	– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua Dr. Fernandes Coelho 85, 6º Andar, Pinheiros, CEP 05423-040, bearer of Identity Card 8364447-7 issued by the São Paulo State Public Safety Department (SSPSP), and CPF 091622518-64;

and, as his substitute member,

Michele da Silva Gonsales	– Brazilian, married, lawyer, domiciled in São Paulo, SP, at Rua Sabará 402/42, Higienópolis, CEP 01239-010, bearer of Identity Card 33347425-9, issued by the São Paulo State Public Safety Department, and CPF 324731878-00.

The Chair then put the above nominations to debate, and, subsequently, to a vote – separately, i.e. with only holders of the preferred shares participating – and they were approved by a majority of votes, with 77,663,677 votes in favor, 92,860,436 abstentions, and no votes against.

The Chair stated that, for the purposes of composition of the Audit Board, there were left out of account 203,675,889 shares, since candidates for the Audit Board to be elected by the holders of preferred shares, separately, were not included on the remote voting form.

Asking for the floor, the representative of FIA Dinâmica, for the minority of common stockholders with the right to vote, proposed the following names for the Audit Board:

Sitting member:

Manuel Jeremias Leite Caldas

– Brazilian, married, engineer, domiciled in Rio de Janeiro, RJ, at Av. Lúcio Costa 6700/1103, Barra da Tijuca, CEP 22795-900, bearer of Identity Card 284123 issued by the Air Ministry and CPF 535866207-30;

and as his substitute member,

Ronaldo Dias	– Brazilian, married, accountant, domiciled in Rio de Janeiro, RJ, at Rua Maxwell 452/704, Vila Isabel, CEP 20541-100, bearer of Identity Card 2201087-0 issued by the Rio de Janeiro State Traffic Department (Detran), and CPF 221285307-68.

Asking for the floor, the representative of the stockholder BNDESPar, also for the minority of common stockholders with the right to vote, proposed the following appointments to the Audit Board:

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As sitting member:

Cláudio Morais Machado	– Brazilian, married, accountant, domiciled in Porto Alegre, RS, at Rua General Rondon 411, Assunção, CEP 91900-120, bearer of Identity Card 9002545292, issued by the Public Safety Department of the State of Rio Grande do Sul, and CPF 070068530-87;

and as his substitute member,

Carlos Roberto de Albuquerque Sá	– Brazilian, divorced, engineer, domiciled in São Paulo, SP, at Alameda Jauaperi 755/132, Moema, CEP 04523-013, bearer of Identity Card 2321952, issued by the Felix Pacheco Institute of Rio de Janeiro and CPF 212107217-91.

The above nominations were put to debate, and, subsequently, to a vote, separately, by the minority of holders of voting shares, and the nominations of the representative of the stockholder BNDESPar received 54,342,992 votes in favor, while the nominations of the representative of FIA Dinâmica received 42,431.983 votes, there having been counted in relation to these nominations 37,931,075 abstentions, and no votes against.

The Chair then stated that the nomination by the majority stockholder of members of the Audit Board was at this time not successful, due to the provision in CVM Official Letter 227/2018/CVM/SEP/GEA-1, of June 7, 2018, which states a decision by the CVM that the prohibitions established by Article 17, §2, of Law 13303/2016, are applicable also to candidates to the Audit Board of public companies and mixed-economy companies.

For this reason, the representative of the stockholder The State of Minas Gerais stated that the majority stockholder will proceed to a re-composition of the Audit Board at another time in the future.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to be aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair noted that their taking office is conditional upon presentation of the statements contained in the relevant federal and state legislation.

The meeting being opened to the floor, since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of these minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved unanimously, that is to say by 387,300,267 votes, and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

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MARKET ANNOUNCEMENT DATED JUNE 12, 2018: CHANGES TO THE BY-LAWS – ENHANCING CORPORATE GOVERNANCE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Changes to the by-laws – enhancing corporate governance

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the CVM (the Brazilian Securities Commission) and the São Paulo stock exchange (B3) as follows:

The Extraordinary General Meeting of Stockholders of Cemig held on June 11, approved alteration of the Company’s by-laws, to formalize best practices in corporate governance, and provide formal compliance with Law 13306/2016 (the ‘State Companies Law’).

The improvements now formally incorporated in the by-laws include:

•	Reduction of the number of members of the Board of Directors from 15 to 9 – reflecting the Best Corporate Governance Practices Code of the Brazilian Corporate Governance Institute (Instituto Brasileiro de Governança Corporativa, IBGC), and the Corporate Sustainability Assessment Manual of the Dow Jones Sustainability Index.

•	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.

•	The Eligibility and Assessment Policy for appointments to the Board of Directors or Executive Board of subsidiaries or affiliated companies.

•	The Related Party Transactions Policy.

•	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.

•	Optional power for the Executive Board to expand technical committees on which members are career employees and which have autonomy to make decisions on specific subjects.

•	The CEO to be responsible for directing compliance and corporate risk management.

•	Greater emphasis on the company’s control functions: internal audit, compliance, and corporate risk management.

•	Adoption of an arbitration chamber for resolution of any disputes between the company, its stockholders, managers, and/or members of the Audit Board.

These changes to the by-laws show the commitment of the controlling and minority stockholders to enhancement of the process of management and corporate governance practices, as a means of ensuring Cemig’s sustainability and profitability in the long term.

Belo Horizonte, June 12, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE PRINCIPAL DISCUSSIONS OF THE 736TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 12, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE

BOARD OF DIRECTORS

Meeting of June 12, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 736th meeting, held on June 12, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1. Reelection of the Chair and Deputy Chair of the Board of Directors:

Mr. Adézio de Almeida Lima reelected as Chair,

and Mr. Marco Antônio Soares da Cunha Castello Branco as Deputy Chair,

to serve the new period of office arising from the changes in the by-laws.

2. Election of the members of the Audit Committee:

Mr. José Pais Rangel,

Mr. Pedro Carlos de Mello,

and Mr. Gilberto José Cardoso.

3. Reelection of the members of the Executive Board to serve the new period of office arising from the changes in the by-laws:

CEO:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO:	Luiz Humberto Fernandes
Chief Trading Officer:	Dimas Costa
Chief Officer for Management of Holdings:	Daniel Faria Costa
Chief Distribution and Sales Officer (interim):	Ronaldo Gomes de Abreu
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Officers for Human Resources and Relations:	Maura Galuppo Botelho Martins
Chief Officer for Institutional Relations and Communications:	Thiago de Azevedo Camargo
Chief Counsel:	Luciano de Araújo Ferraz

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE PRINCIPAL DISCUSSIONS OF THE 737TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 19, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 19, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 737th meeting, held on June 19, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Nomination of Managers for companies of the “Cemig Group”.

2.	Orientation of vote in meetings of Taesa.

3.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on July 23, 2018 at 10 a.m., on the subject of change in the membership of the Audit Board.

4.	Changes in composition of the Executive Board:

a)	Change in the Chief Counsel.

b)	Election of Ms. Neila Maria Barreto Leal as Chief Counsel, to serve the rest of the current period of office.

The members of the Executive Board are now as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO:	Luiz Humberto Fernandes
Chief Trading Officer:	Dimas Costa
Chief Distribution and Sales Officer (interim):	Ronaldo Gomes de Abreu
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Officer for Management of Holdings:	Daniel Faria Costa
Chief Officer for Human Relations:	Maura Galuppo Botelho Martins
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo
Chief Counsel:	Neila Maria Barreto Leal.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE DATED JUNE 19, 2018: REPLY TO CVM INQUIRY LETTER 232/2018/CVM/SEP/GEA-1

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to CVM Inquiry Letter 232/2018/CVM/SEP/GEA-1

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, Tuesday, June 12, 2018.

Mr. Maurício Fernandes Leonardo Júnior

Investor Relations Director

CIA ENERGETICA DE MINAS GERAIS – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho

Belo Horizonte, MG

CEP: 30.190-131

Fax: (31) 3506-5026 /Telephone: (31) 3506-5024

Email: ri@cemig.com.br

cc:                emissores@b3.com.br

Subject:	Request for information – Reiteration of requirement
Official Letter 198/ 2018-CVM/SEP/GEA-1.

“Dear Sir,

1     We refer to the Market Announcement published by the Issuer on May 14, 2018, in response to the above-mentioned Official Letter, which requests explanations about a news report in the Estadão Online news medium, under the heading:

“Santo Antônio Hydroelectric Plant declares ‘imminent risk of financial failure’.

2     On this subject, the Issuer alleged in the said correspondence that it did not see any reason for disclosure additional to, or concomitant with, the Material Announcement or Market Announcement, because it considered the explanations published by Santo Antônio Energia S.A. on the subject to be sufficient.

3     However, in view of the significant scale of the investment for the Issuer, bearing in mind that it is larger than the net profit of Cemig in the business year ended December 31, 2017[1], we reiterate the requirements contained in that Official Letter.

4     Thus, we now once again request the need for statement by the company on the reasons why it opted not to publish a Material Announcement in relation to the question under discussion, and also commentaries on other information considered important on the subject, especially in relation to the possible impacts of losses relating to the investments in Santo Antônio Energia S.A. on the Issuer’s position in terms of equity and financial situation.

5.     This statement must be given through the Empresa.NET system, in the category: Market notice; Sub-category: Responses to consultations by CVM/B3; Subject: Media News Report; and should include a transcription of this Official Letter.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6     We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law No. 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by June 13, 2018, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.”

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 232/2018/CVM/SEP/GEA-1, Cemig (Companhia Energética de Minas Gerais) (‘Cemig’ or ‘the Company’) provides the following additional statements in relation to the requirements contained in Official Letter 198/2018-CVM/SEP/GEA-1.

At the time, through our Market Announcement in response to Official Letter 198/2018-CVM/SEP/GEA-1, we informed you that after the responses published by Santo Antônio Energia S.A. (‘SAE’) itself on the media report published by the Estado on May 9, 2018, we saw no reason, under CVM Instruction 358/2002, that would justify disclosure, by the Company, of information concomitant with or additional to the Material Announcement published by SAE.

On this point, it should be noted that the debts of SAE, which are the subject of a Court action in the judiciary, are still under discussion and are susceptible to negotiation and potential agreement for payment by instalments, and that this was stated in the Material Announcement published by SAE on May 10, 2018, which was attached to our previous response:

“Santo Antônio Energia S.A. (‘SAE’ or ‘the Company’), in accordance with CVM Instruction 358 of January 3, 2002 as amended, and in reference to the Material Announcements published on April 17, 20 and 24, 2018, and the report published on May 9 in the O Estado de S. Paulo newspaper (“Santo Antônio Hydroelectric Plant declares ‘imminent risk of financial failure”), hereby advises the market as follows:

As has already been stated in the above-mentioned Material Announcements, the Company has applied to the Courts to re-establish the effects of the interim injunction previously granted by the regional Federal Court of Brasília, in relation to the criteria for calculation of the Availability Factor of the Santo Antônio hydroelectric plant, which was also given in the Higher Appeal Court (‘STJ’), to the case records of which the item in the Estado de S. Paulo refers. Notwithstanding such measures, and in compliance with Aneel Dispatch 946/2018 and based on the decision in favor given by its Board of Directors, the Company, on May 9, 2018, formalized a proposal to Aneel for payment by installments of the debit relating to the calculation of the Availability Factor (Fator de Disponibilidade – FID) of the Santo Antônio Hydroelectric Plant. The Company continues to honor all its financial, legal and contractual obligations. SAE will continue to keep its stockholders and the market duly informed on the progress of and the results arising from these matters.”

In light of these facts, in relation to the Company’s investment in SAE being of an amount higher than Cemig’s net profit in the business year ended December 31, 2017, at the time we did not see a situation of risk capable of impacting the investments made by the Company in SAE, since SAE is taking the necessary, adequate and appropriate judicial and administrative measures to mitigate any risks that may occur.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

And, indeed, SAE subsequently gave further explanation on the question, in its Market Announcement published on May 11, 2018:

“The media report referred to makes reference to the passage in the writ filed by the Company in the action for Suspension of Mandamus currently before the Higher Appeal Court, which was extracted out of its context and which cannot be interpreted in isolation. This being so, any mention of “risk” in the said writ should be interpreted in the specific context of the related Court action which, because its objective is to obtain an injunction to suspend the Company’s debt, highlighted the urgency and importance of the subject, not dealing with (nor could it) other alternatives for resolution of the debit referred to, such as normal business negotiations, which are in progress, with Aneel. Therefore, the general “risk” of the Company must be analyzed based on the ample and wide-ranging information regularly provided by the Company’s Management, as per the Material Announcements referred to above, and in no event based on partial extracts made from isolated legal proceedings, based on the Media. Finally, the Company notes that it continues to comply with all its financial, legal and contractual obligations, and also awaits developments resulting from the proposal presented to Aneel, and from a legal action currently in progress, to provide the basis of its next decisions on the subject and on the continuing compliance with its obligations.”

We also highlight that there was no atypical movement in the share prices of the Company trading on the exchange in the days subsequent to the publication of the media report and publication of the Material Announcements and Market Announcements by SAE and by the Company.

Solely for the purposes of information, we remind you that in the Company’s financial statements for the first quarter of 2018 the subject was included through Explanatory Note 15 – Investment – at Page 43, as follows:

“ Investment in the Santo Antônio plant through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne The FID (Availability Factor)

On July 31, 2015, the Regional Federal Appeal Court accepted the request by Santo Antônio Energia S.A. (‘SAE’ – a subsidiary of the investee Madeira Energia S.A.) for interim relief on appeal. This relief suspended the application of the Availability Factor (FID) related to the generating units of the Santo Antônio hydroelectric plant not dispatched by the National System Operator (ONS). This decision, which had ordered Aneel and the CCEE to adopt the necessary procedures to make that decision effective in the CCEE’s accounting and settlement, was suspended by the Higher Appeal Court (STJ), and after an unfavorable decision against SAESA in a constitutional appeal to the Supreme Federal Court (STF), the suspension was maintained. On March 31, 2018, SAE had an amount accrued as current liabilities of R$ 691,464, representing the effect of the application of the FID in that claim. SAESA expects and will make its best efforts to re-establish the effects of the interim injunction until final court decision. On April 24, 2018, in an Extraordinary Meeting, Aneel granted interim relief in the administrative application presented by SAE on April 19, 2018, for suspension of the payment of guarantees required by CCEE, and also the related financial settlement, in relation to the calculation of the availability factor (FID) of the Santo Antônio hydroelectric plant, in which the payment expired on that date. After receiving the CCEE notification and recalculation of the debit relating to the FID, SAE will present to Aneel a proposal for resolution of it, which should be previously approved by its Board of Directors.

Finally, we report the following new developments from the discussions in relation to the FID of SAE:

On April 27, 2018, the CCEE advised a new amount for the debit, namely R$ 724,808,282.61.

On May 9, 2018, SAE presented to Aneel a proposal for payment by instalments of the debit relating to the calculation of the FID for the Santo Antônio hydroelectric plant which would be in line with its capacity for payment.

On May 22, 2018, in an Ordinary Public Meeting, Aneel, by its Dispatch 1146/2018, did not accept the proposal for payment of the debit presented by Santo Antônio Energia S.A., and ordered the Company to present a new proposal for payment of the debit directly to the Electricity Trading Exchange (CCEE) by May 28, 2018, and authorized CCEE to analyze and decide on the proposal for payment of the debit by instalment and set the conditions for its operationalization in up to 45 (forty-five) days form publication of the Dispatch.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Complying with the period established, on May 28, 2018 SAE sent a proposal to the CCEE for payment of the debit by instalments, in such a way that the flow of payments would be compatible with the cash flow generated by the Company.

SAE continues to employ its best efforts with CCEE for acceptance of the proposal. The period for reply by CCEE is up to 45 (forty-five) days from publication of the Dispatch.

As to the possible impacts relating to the investments in SAE, we highlight that in its accounting Cemig does not consolidate the results of SAE, which is neither a subsidiary nor an affiliated company under Law 6404/76 and Law 1303/16: these amounts are recorded as gain (loss) by the equity method, and their effects are recognized and published in the Company’s quarterly information.

Any change in the situation that could have influence on the investment made by the Company in SAE will immediately be communicated by Cemig to the market in accordance with CVM Instruction 358/2002.

Please do not hesitate to contact us if you need any further explanation.

Belo Horizonte, June 19, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONVOCATION AND PROPOSAL TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 23, 2018 DATED JUNE 19, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

JULY 23, 2018

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on July 23, 2018 at 10 a.m., at the company’s head office, Av. Barbacena 1219, 23rd floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

•	Election of members of the Audit Board nominated by the majority stockholder, to serve the rest of the current period of office.

Stockholders may opt to exercise their right to vote through the remote voting system, in accordance with CVM Instruction 481/2009, by sending the related Remote Voting Form via their custody agent, or the mandated bank, or directly to the Company.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of §2 of Article 10 of Clause 10 of the by-laws, by exhibiting at the time, or previously depositing at the Company’s head office, preferably by July 19, 2018, the proof of ownership of the shares, issued by the depositary financial institution, an identity document, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1219 – 23rd Floor, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, June 19, 2018.

Adézio de Almeida Lima

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

by the Board of Directors

to the

ANNUAL GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

JULY 23, 2018 AT 10 A.M.

•	Election of the members of the Audit Board nominated by the majority stockholder, to serve the rest of the current period of office.

Sitting members	Substitute members

José Afonso Bicalho Beltrão da Silva	Helvécio Miranda Magalhães Júnior

Marco Antônio de Rezende Teixeira	Flávia Cristina Mendonça Faria Da Pieve

Camila Nunes da Cunha Pereira Paulino	Wieland Silberschneider

12.5. Information about the Member of the Audit Board:

Name:	José Afonso Bicalho Beltrão da Silva
Date of birth:	05-10-1948
Profession:	Economist
CPF:	098044046-72
Position:	Sitting member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Other positions or functions held or exercised in the Company:	None.
Whether was elected by the controlling stockholder or not:	Yes.
State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:	Not applicable.
Number of consecutive periods of office:	0

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

Prefecture of the City of Belo Horizonte: Secretary of Finance

– Jan. 2006 to July 2012.

PBH Ativos S.A.: CEO – March 2009 to July 2014.

Brazilian Industry, Development and Foreign Trade Ministry: Advisor

– April 2013 to December 2014.

Brazilian Development Bank (BNDES): Advisor

– April 2013 to December 2014.

Minas Gerais State Government: Finance Secretary

– since January 2015.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: Member of the Board of Directors

– Jan. 22, 2015 to April 30, 2018.

Transmissora Aliança de Energia Elétrica S.A. (Taesa):

Member of the Board of Directors – since November 2015.

i.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: Member of the Board of Directors,

– Jan. 22, 2015 to April 30, 2018.

Transmissora Aliança de Energia Elétrica S.A. (Taesa):

Member of the Board of Directors – since November 2015.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗    No

☐    Yes     – If yes, describe:

Subject of judgment at first instance, in 2015, given by the 4th Federal Court of Belo Horizonte, in Criminal Action No. 2008.38.00.004809-0. The Appeal lodged is currently before the Regional Federal Court of the First Region, Judicial Section, of Minas Gerais State (Case No. 004711-51.2008.4.01.3800), on the grounds of Article 106 of the Constitution of the State of Minas Gerais, which states that it is the competency of the State Appeal Court (2nd instance) to be the first initial forum of hearing and judgment of Minas Gerais State Secretaries.

ii.	Any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

iii.	Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No.

☐    Yes     - If yes, describe:

12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

0%

12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

✗    No.

☐    Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     – If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

b.	With the State of Minas Gerais;

☐    No

✗    Yes – If yes, describe the relationship:

Minas Gerais State Government: Finance Secretary – since January 2015.

c.–	and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐    No

✗    Yes    – If yes, describe the relationship and the company/ies:

Transmissora Aliança de Energia Elétrica S.A. (Taesa):

Member of the Board of Directors – since November 2015.

Parati S.A. – Participações em Ativos de Energia Elétrica:

Member of the Board of Directors – since March 2015.

12.5. Information about the Member of the Audit Board:

Name:	Marco Antônio de Rezende Teixeira
Date of birth:	23-09-1956
Profession:	Lawyer
CPF:	371.515.926-04
Position:	Sitting member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Whether elected by the controlling stockholder:	Yes.
State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:	Not applicable.
Number of consecutive periods of office:	0

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

CBTU (Brazilian Urban Trains Company): Counsel

– Since June 1983 (seconded to municipality of Belo Horizonte since 1993).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

Municipality of Belo Horizonte: Procurator-General

– 1997 to 2012.

Rezende Teixeira Sociedade de Advogados: Managing Partner

– 2012 to 2015.

MOP Assessoria Empresarial Ltda: Managing Partner

– 2012 to 2014.

State Secretary – January 2015.

Cemig, Cemig D and Cemig GT: Member of the Board of Directors

– January 2015 to April 2018.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Cemig, Cemig D and Cemig GT: Member of the Board of Directors

– January 2015 to April 2018.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗     No

☐    Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No.

☐    Yes     - If yes, describe:

12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

0%

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

✗    No.

☐    Yes    - If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     - If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☐    No

✗    Yes    – If yes, describe the relationship:

State Secretary, Minas Gerais

c.–	and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

12.5. Information about the Member of the Audit Board:

Name:	Camila Nunes da Cunha Pereira Paulino
Date of birth:	09-08-1982
Profession:	Public Relations
CPF:	053.194.916-89
Position:	Sitting member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Whether was elected by the controlling stockholder or not:	Yes.
State whether the candidate will be an independent board member:	Not applicable.
If yes, state the criterion used by the issuer to determine independence:
Number of consecutive periods of office:	0

Please supply:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and

Cemig Geração e Transmissão S.A.: Member, Audit Board

– May 12, 2017 to April 30, 2018.

Copanor, Minas Gerais: Adviser to the CEO’s office – since September 2016:

Activities: Improvement of management processes – SAP; internal communication; planning and structuring of technology projects; analysis of impacts; support and organization of training for improvements in the SAP system.

Copasa, MG: Work via Indra consultancy company

– September 2009 to September 2016.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Copanor, MG: Adviser to the CEO’s office.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: Member, Audit Board

– May 12, 2017 to April 30, 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗    No

☐    Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No

☐    Yes     - If yes, describe:

12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

0%

12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

✗    No

☐    Yes    - If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

c.	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     – If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company(ies) directly or indirectly controlled by Cemig:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais:

✗    No

☐    Yes    – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

12.5. Information about the Member of the Audit Board:

Name:	Helvécio Miranda Magalhães Júnior
Date of birth:	28-05-1963
Profession:	Doctor
CPF:	561.966.446-53
Position:	Substitute member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Whether was elected by the controlling stockholder or not:	Yes.
State whether the candidate will be an independent board member:	Not applicable.
If yes, state the criterion used by the issuer to determine independence:
Number of consecutive periods of office:	0

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

Brazilian Health Ministry: Secretary for Healthcare

– 2011 to 2014.

Minas Gerais State:

State Secretary for Planning and Management;

Prodemge – Chair of the Board of Directors;

BDMG – Chair of the Board of Directors.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: Member of the Board of Directors

– January 22, 2015 to April 30, 2018.

Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’):

Member of the Board of Directors – April 30, 2015 to October 31, 2016.

Rio Minas Energia Participações S.A. (‘RME’):

Member of the Board of Directors – since October 31, 2016.

Luce Empreendimentos e Participações S.A. (Lepsa):

Member of the Board of Directors – October 31, 2016 to December 29, 2017.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’): Member, Audit Board

– since April 26, 2018.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.: Member of the Board of Directors

– January 22, 2015 to April 30, 2018.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’): Member of Audit Board

– since April 26, 2018.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗    No

☐    Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No.

☐    Yes     - If yes, describe:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

0%

12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

✗    No.

☐    Yes    - If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     - If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐    No

✗    Yes – If yes, describe the relationship and the company/ies:

Parati S.A. – Member of the Board of Directors.

b.	with the State of Minas Gerais;

☐    No

✗    Yes     – If yes, describe:

Minas Gerais State – State Secretary for Planning and Management;

Prodemge – Chair of the Board of Directors;

BDMG – Chair of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

12.5. Information about the Member of the Audit Board:

Name:	Flávia Cristina Mendonça Faria Da Pieve
Date of birth:	26-02-1976
Profession:	Lawyer
CPF:	037.964.286-73
Position:	Substitute member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Other positions or functions held or exercised in the Company:	None.
Whether was elected by the controlling stockholder or not:	Yes
Whether was elected by the controlling stockholder or not:	Yes.
State whether the candidate will be an independent board member:	Not applicable.
If yes, state the criterion used by the issuer to determine independence:
Number of consecutive periods of office:	0

Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Minas Gerais State:

Assistant State Secretary for the Governor’s Political Office – since January 2017;

Cemig, Cemig D and Cemig GT: Member of Audit Board – May 2017 to April 2018;

MGI: Member of the Board of Directors – April 2017 to April 2018;

Copasa: Member of the Audit Board – since April 2018.

Municipality of Belo Horizonte:

Auditor-general; coordinator of auditors – May 2014 to December 2016;

Acting Deputy Procurator-General – December 2012 to October 2013;

Procurator-General’s Office: Manager External Control Activities Office

– July 2012 to May 2014;

Office of the Procurator-General: Legal Adviser – February 2009 to July 2012.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Cemig, Cemig D and Cemig GT: Member, Audit Board – May 2017 to April 2018;

MGI: Member of the Audit Board – April 2017 to April 2018.

Copasa: Member of the Audit Board – since April 2018.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗    No

☐    Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No.

☐    Yes     - If yes, describe:

12.6. For each of the people who acted as a member of the Board of Directors or the Audit Board in the last business year, state, in table format, the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

0%

12.8. For each of the people who acted as a member of the committees established under the by-laws, and the audit, risk, financial and remuneration committees, even if such committees are not required to exist under the bylaws, state the percentage of participation in meetings held by each body in the period, subsequent to being sworn into the position.

0%

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

✗    No.

☐    Yes    - If yes, describe the relationship:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     - If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company(ies) directly or indirectly controlled by Cemig:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais:

✗    No

☐    Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

12.5. Information about the Member of the Audit Board:

Name:	Wieland Silberschneider
Profession:	Economist
CPF:	451.960.796-53
Date of birth:	03-11-1960
Position:	Substitute member
Date of election:	23-07-2018
Date sworn in:	23-07-2018
Period of office:	Until the Annual General Meeting to be held in 2020.
Whether was elected by the controlling stockholder or not:	Yes.
State whether the candidate will be an independent board member:	Not applicable.
If yes, state the criterion used by the issuer to determine independence:
Number of consecutive periods of office:	0

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

Please supply:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais State Department of Finance: State Revenue Tax Auditor –

– since January 2005.

Abrinq Foundation for Children’s Rights: Program consultant

– since January 2005.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

✗    No

☐    Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

✗    No

☐    Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

✗    No.

☐    Yes     - If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

✗    No.

☐    Yes    - If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

✗    No

☐    Yes     – If yes, describe the relationship and the controlled company:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

c.	Any administrator/s of the State of Minas Gerais:

✗    No

☐    Yes     - If yes, describe:

12.10. State whether, in 2013, 2014, and/or 2015 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

✗    No

☐    Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

✗    No

☐    Yes    – If yes, describe the relationship and the company/ies:

MATERIAL ANNOUNCEMENT DATED JULY 2, 2018: CEMIG D APPEALS ANEEL INFRINGEMENT NOTICE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig D appeals Aneel infringement notice

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today the Brazilian electricity regulator, Aneel, posted on its website its Infringement Notice 0018/2018 – SFE, advising of the opening of administrative proceedings against Cemig Distribuição S.A. (‘Cemig D’), for alleged non-compliance in calculation of the service outage indicators DEC (duration) and FEC (frequency) for the year 2016.

The notice orders Cemig to recalculate these two indicators, and applies a fine totaling R$ 12,495,000.80 (twelve million, four hundred ninety five thousand Reais and eighty centavos), with deadline for compliance 30 days after final judgment in any administrative appeal.

Cemig will lodge an administrative appeal, since it believes that it calculates the DEC and FEC indicators correctly.

Belo Horizonte, July 2, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED JULY 9, 2018: CHANGE IN TIMETABLE FOR DISPOSAL OF TELECOM ASSETS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Change in timetable for disposal of telecom assets

Complementing the Material Announcement published on May 25, 2018, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig has changed the timetable specified in Tender Announcement No. 500-Y12121, for the competitive tender offering disposal of telecommunications assets and assignment of the contractual position in the contracts associated with these assets.

The purpose of the change of timetable is to give more time for parties interested in the tender to evaluate the extensive documentation made available in the Data Room, ensuring preparation of the most appropriate and competitive economic proposals.

Among other changes, the date of the Public Session has been changed from July 25, 2018 to August 8, 2018.

The new timetable is on Cemig’s Procurement Site: http://compras.cemig.com.br/.

Belo Horizonte, July 9, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED JULY 12, 2018: ADDITIONAL ISSUE OF EUROBONDS BY CEMIG GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Additional issue of Eurobonds by Cemig GT

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On today’s date Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) completed the pricing of an additional tranche of US$500,000,000.00 (five hundred million dollars) resulting from re-opening of the Eurobond issue originally placed on December 5, 2017.

This additional issue was priced at a yield of 9.14% p.a., with maturity, in 2024, on the same date as the rest of the issue. Settlement will be on July 18, 2018.

This issue is aligned with Cemig’s strategy of lengthening of its debt profile and reduction of financial expenses: the proceeds of this new tranche of this issue will be used for payment of debt maturing in the coming months. Also, Cemig expects that, depending on market conditions on the settlement date, the final cost of this issue, after an exchange rate hedge, will be lower than the average cost of the debts that will be settled with these proceeds.

The initial demand for this additional transaction exceeded US$1 billion, i.e. more than twice the volume offered by the Company. This fact once again demonstrates the confidence of the investor market in Cemig’s management, strategy and fundamentals.

Belo Horizonte, July 12, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

FIRST QUARTER 2018 RESULTS

CONSOLIDATED RESULTS	202

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	208

Report on the review of interim information—ITR	214

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding Company
		03/31/2018	12/31/2017	03/31/2018	12/31/2017
CURRENT
Cash and cash equivalents	5	422,328	1,030,257	21,030	38,672
Securities	6	438,513	1,058,384	20,256	63,960
Customers and traders and Concession holders – Transport of electricity	7	3,399,760	3,885,392	17,809	—
Concession financial assets	14	1,020,131	847,877	—	—
Recoverable taxes	8	159,070	173,790	6,052	43
Income and social contribution tax recoverable	9a	289,289	339,574	23,447	19,722
Dividends receivable		68,938	76,893	378,673	603,049
Restricted cash	10	108,197	106,227	89,556	87,872
Inventories		35,186	38,134	10	10
Advances to suppliers	28	127,528	116,050	—	—
Accounts receivable from the State of Minas Gerais	11	238,869	235,018	238,869	235,018
Reimbursement of tariff subsidies	13	76,731	77,086	—	—
Low-income subscriber subsidy		27,043	26,660	—	—
Derivative financial instruments – Swaps	29	8,231	—	—	—
Other		493,295	525,961	12,226	10,473

TOTAL, CURRENT		6,913,109	8,537,303	807,928	1,058,819
NON-CURRENT
Securities	6	9,936	29,753	429	1,737
Advance to suppliers	28	47,072	6,870	—	—
Customers and traders and Concession holders – Transport of electricity	7	252,278	255,328	11,458	—
Recoverable taxes	8	228,597	230,678	1,810	1,810
Income and Social Contribution taxes recoverable	9a	15,120	20,617	15,120	20,617
Deferred income and Social Contribution taxes	9b	1,939,086	1,871,228	776,723	756,739
Escrow deposits	12	2,359,736	2,335,632	284,438	277,791
Derivative financial instruments – Swaps	29	64,504	8,649	—	—
Other		664,108	628,443	22,376	34,978
Concession financial assets	14	6,428,553	6,604,625	—	—
Investments – Equity method	15	7,821,362	7,792,225	14,174,491	13,692,183
Property, plant and equipment	16	2,725,712	2,762,310	273,487	1,810
Intangible assets	17	11,167,780	11,155,928	14,152	2,458

TOTAL, NON-CURRENT		33,723,844	33,702,286	15,574,484	14,790,123

TOTAL ASSETS		40,636,953	42,239,589	16,382,412	15,848,942

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding Company
		03/31/2018	12/31/2017	03/31/2018	12/31/2017
Suppliers	18	1,623,467	2,342,757	6,632	4,667
Regulatory charges	21	426,283	512,673	—	—
Profit sharing		27,518	9,089	1,247	348
Taxes payable	19a	632,156	704,572	9,758	5,841
Income and social contribution tax	19b	46,211	115,296	38	—
Interest on equity and dividends payable	24	427,669	427,832	425,833	425,838
Loans, financings and debentures	20	2,588,160	2,370,551	20,456	—
Payroll and related charges		186,668	207,091	12,066	11,072
Post-retirement obligation	22	242,388	231,894	13,426	12,974
Concessions payable		2,431	2,987	—	—
Concession financial liabilities	14	155,214	414,800	—	—
Derivative financial Instruments – put options	29	541,767	507,232	541,767	507,232
Advances from clients	7	176,871	232,762	—	—
Derivative financial instruments – Swaps	29	497	12,595	—	—
Other obligations		470,899	570,153	2,071	6,218

TOTAL, CURRENT		7,548,199	8,662,284	1,033,294	974,190
NON-CURRENT
Regulatory charges	21	267,188	249,817	—	—
Loans, financings and debentures	20	11,110,656	12,027,146	44,576	—
Taxes payable	19a	28,762	28,199	1,060	—
Deferred income tax and social contribution tax	9b	724,063	734,689	—	—
Provisions	23	687,661	678,113	67,334	63,194
Post-retirement obligation	22	3,973,715	3,954,287	453,264	446,523
Concessions payable		18,714	18,240	—	—
Pasep and Cofins taxes to be reimbursed to customers	19	1,096,460	1,087,230	—	—
Derivative financial Instruments – put options	29	312,167	307,792	—	—
Derivative financial instruments – Swaps	29	7,183	28,515	—	—
Other obligations		122,744	133,141	47,639	39,049

TOTAL, NON-CURRENT		18,349,313	19,247,169	613,873	548,766

TOTAL LIABILITIES		25,897,512	27,909,453	1,647,167	1,522,956
EQUITY	24
Share capital		6,294,208	6,294,208	6,294,208	6,294,208
Capital reserves		1,924,503	1,924,503	1,924,503	1,924,503
Profit reserves		5,729,550	5,728,574	5,729,550	5,728,574
Equity valuation adjustments		(826,761)	(836,522)	(826,761)	(836,522)
Subscription of shares to be capitalized		1,324,773	1,215,223	1,324,773	1,215,223
Retained earnings		288,972	—	288,972	—

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		14,735,245	14,325,986	14,735,245	14,325,986
NON-CONTROLLING INTERESTS		4,196	4,150	—	—

TOTAL EQUITY		14,739,441	14,330,136	14,735,245	14,325,986

TOTAL LIABILITIES AND EQUITY		40,636,953	42,239,589	16,382,412	15,848,942

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Thousands of Brazilian Reais except earnings per share)

	Note	Consolidated		Holding Company
		03/31/2018	03/31/2017	03/31/2018	03/31/2017
NET REVENUE	25	4,935,431	4,812,930	73	94
OPERATING COSTS
COST OF ENERGY AND GAS	26
Energy purchased for resale		(2,263,693)	(2,093,088)	—	—
Charges for use of the national grid		(392,542)	(206,497)	—	—
Gas purchased for resale		(263,233)	(222,512)	—	—

		(2,919,468)	(2,522,097)	—	—
OTHER COSTS	26
Personnel and managers		(240,802)	(287,507)	—	—
Materials		(7,155)	(6,259)	—	—
Outsourced services		(170,770)	(146,436)	—	—
Depreciation and amortization		(194,686)	(186,444)	—	—
Operating provisions, net		(12,779)	(78,932)	—	—
Infrastructure construction cost		(180,669)	(200,559)	—	—
Other		(3,286)	(7,194)	—	—

		(810,147)	(913,331)	—	—
TOTAL COST		(3,729,615)	(3,435,428)	—	—
GROSS PROFIT		1,205,816	1,377,502	73	94
OPERATING EXPENSES	26
Selling expenses		(76,183)	(66,195)	—	—
General and administrative expenses		(216,649)	(205,998)	(9,596)	(19,504)
Operating provisions		(43,686)	(63,404)	(39,311)	(16,468)
Other operating revenues (expenses)		(132,160)	(172,677)	(14,375)	(13,400)

		(468,678)	(508,274)	(63,282)	(49,372)
Share of profit, net, of associates and joint ventures	15	56,874	29,641	498,370	359,462
Income before finance income (expenses) and taxes		794,012	898,869	435,161	310,184
Finance income	27	241,854	179,891	11,248	23,580
Finance expenses	27	(399,654)	(572,637)	(894)	(1,127)

Income before income tax and social contribution tax		636,212	506,123	445,515	332,637
Current income and social contribution taxes	9c	(185,026)	(233,457)	—	—
Deferred income and social contribution taxes	9c	13,409	70,068	18,934	9,959

NET INCOME FOR THE PERIOD		464,595	342,734	464,449	342,596

Total of net income for the period attributed to:
Equity holders of the parent		464,449	342,596	464,449	342,596
Non-controlling interests		146	138	—	—

		464,595	342,734	464,449	342,596

Basic earnings per preferred share – R$	24	0.319	0.272	0.319	0.272
Basic earnings per common share – R$	24	0.319	0.272	0.319	0.272
The condensed notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
NET INCOME FOR THE PERIOD	464,595	342,734	464,449	342,596
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – premeasurement of obligations of the defined benefit plans, net of taxes	(416)	(681)	—	—
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of taxes	—	(866)	(416)	(1,547)

	(416)	(1,547)	(416)	(1,547)
Items to be reclassified to profit or loss in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset available for sale, net of tax	—	35,691	—	35,691

COMPREHENSIVE INCOME FOR THE PERIOD	464,179	376,878	464,033	376,740

Total of comprehensive income for the period attributed to:
Equity holders of the parent	464,033	376,740	464,033	376,740
Non-controlling interests	146	138	—	—

	464,179	376,878	464,033	376,740

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018

(Thousands of Brazilian Reais)

	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total Equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DECEMBER 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

First adoption CPC 48	—	—	—	—	—	(181,846)	(181,846)	—	(181,846)
Net income for the period	—	—	—	—	—	464,449	464,449	146	464,595
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(416)	—	(416)	—	(416)

Total comprehensive income for the period	—	—	—	—	(416)	464,449	464,033	146	464,179

Subscription of shares to be capitalized	—	109,550	—	—	—	—	109,550	—	109,550
Other changes in Equity:
Dividends under the by-laws	—	—	—	—	—	—	—	(100)	(100)
Constitution of reserves
Tax incentives reserve	—	—	—	976	—	(976)	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	—	10,177	7,345	17,522	—	17,522

AS OF MARCH 31, 2018	6,294,208	1,324,773	1,924,503	5,729,550	(826,761)	288,972	14,735,245	4,196	14,739,441

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017

(Thousands of Brazilian Reais)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total Equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DECEMBER 31, 2016	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371

Net income for the period	—	—	—	—	342,596	342,596	138	342,734
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	(681)	—	(681)	—	(681)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	16,573	—	16,573	—	16,573

Total comprehensive income for the period	—	—	—	15,892	342,596	358,488	138	358,626
Other changes in Equity:
Constitution of reserves
Tax incentives reserve	—	—	889	—	(889)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	—	—	—	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	(10,085)	10,085	—	—	—

AS OF MARCH 31, 2017	6,294,208	1,924,503	5,200,744	(482,478)	351,792	13,288,769	4,228	13,292,997

Equity holders of the parent	—	—	—	—	—	—	4,228	4,228
Non-controlling interests	6,294,208	1,924,503	5,200,744	(482,478)	351,792	13,288,769	—	13,288,769

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding Company
		03/31/2018	03/31/2017	03/31/2018	03/31/2017
CASH FLOW FROM OPERATIONS
Net income for the period		464,595	342,734	464,449	342,596
Adjustments to reconcile net income to net cash flows:
Income tax and Social Contribution taxes		171,617	163,389	(18,934)	(9,959)
Depreciation and amortization	26	212,991	201,365	118	135
Loss on write off of net residual value of unrecoverable Concession financial assets , PP&E and Intangible assets		928	16,737	—	—
Gain on sale of investments	15	(56,874)	(29,641)	(498,370)	(359,462)
Interest and monetary variation		194,070	355,879	(11,199)	(4,232)
Appropriation of transaction costs	20	9,000	—	—	—
Provisions for operating losses	26	133,208	208,532	39,311	16,468
Derivative financial instruments		(97,516)	—	—	—
CVA (Portion A items Compensation) Account and Other financial components in tariff adjustments	25	(441,156)	302,602	—	—
Post-retirement obligation	22	101,279	114,006	10,995	10,621

		692,142	1,675,603	(13,630)	(3,833)

(Increase) / decrease in assets
Customers and traders and Concession holders – Transport of electricity		262,384	(422,710)	—	—
CVA and Other financial components in tariff adjustments	14	153,267	2,721	—	—
Energy Development Account (CDE)		(3,387)	—	—	—
Recoverable taxes		(76)	(10,129)	(76)	(95)
Income and social contribution tax credit		(4,419)	192,007	(350)	79,193
Transport of electricity		—	(26,342)	—	—
Escrow deposits		(17,652)	(13,907)	997	6,166
Dividends received from investments		35,642	144	261,155	146
Concession financial assets		190,403	56,940	—	—
Advances to suppliers		(47,499)	(76,209)	—	—
Gas drawing rights		317	306,876	—	—
Others		6,062	129,759	13,564	5,546

		575,042	139,150	275,290	90,956

Increase (decrease) in liabilities
Suppliers		(719,290)	(324,981)	(2,732)	1,782
Taxes payable		(25,723)	(264,433)	170	(80,621)
Income and social contribution taxes payable		—	(83,018)	—	2,081
Payroll and related charges		(20,423)	(13,174)	(986)	(743)
Regulatory charges		(69,019)	2,339	—	—
Advances from clients		(55,891)	109,487	—	—
Post-retirement obligation	22	(71,357)	(60,286)	(3,802)	(3,324)
Others		(115,141)	(71,019)	(5,521)	(6,383)

		(1,076,844)	(705,085)	(12,871)	(87,208)

Cash generated by operating activities		190,340	1,109,668	248,789	(85)

Interest paid on loans and financings		(344,753)	(477,684)	—	—
Income and Social Contribution taxes paid		(218,654)	(103,900)	—	(2,081)

NET CASH FROM (USED IN) OPERATING ACTIVITIES		(373,067)	528,084	248,789	(2,166)

	Note	Consolidated		Holding Company
		03/31/2018	03/31/2017	03/31/2018	03/31/2017
INVESTING ACTIVITIES
Marketable securities		648,697	192,458	45,012	79,615
Restricted cash		(1,970)	(11,137)	(1,393)	(11,118)
Investments
Acquisition of equity investees		(82,309)	(162,191)	(420,016)	(100,000)
Capital contributions in investees		—	—	428
Property, plant and equipment	16	(12,398)	(12,490)	—	—
Intangible assets		(173,707)	(170,346)	(7)	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES		378,313	(163,706)	(375,976)	(31,503)

FINANCING ACTIVITIES
Subscription of shares, to be capitalized	24	109,550	—	109,550	—
Payment of loans, financings and debentures	20	(722,462)	(517,245)	—	—
Interest on capital and dividends paid		(263)	—	(5)	—

NET CASH FROM (USED IN) FINANCING ACTIVITIES		(613,175)	(517,245)	109,545	—

Decrease in cash and cash equivalents		(607,929)	(152,867)	(17,642)	(33,669)
Cash and cash equivalents at the beginning of the period	5	1,030,257	995,132	38,672	69,352

Cash and cash equivalents at the end of the period	5	422,328	842,265	21,030	35,683

The condensed notes are an integral part of the interim financial information.

STATEMENTS OF ADDED VALUE

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(THOUSANDS OF BRAZILIAN REAIS)

	Consolidated				Holding Company

	03/31/2018		03/31/2017		03/31/2018		03/31/2017
REVENUES
Sales of electricity, gas and services	7,321,858		7,009,618		80		109
Distribution construction revenue	176,797		197,639		—		—
Transmission construction revenue	1,063		2,920		—		—
Gain on financial updating of the Concession Grant Fee	81,827		79,506		—		—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	792		1,227		—		—
Transmission indemnity revenue	49,841		65,830		—		—
Generation indemnity revenue	17,245		—		—		—
Investments in PP&E	18,527		3,424		—		—
Other revenues	3,689		328		—		—
Provision for Doubtful Receivables (PECLD)	(76,183)		(66,195)		—		—

	7,595,456		7,294,297		80		109
INPUTS ACQUIRED FROM THIRD PARTIES
Electricity purchased for resale	(2,477,831)		(2,299,124)		—		—
Charges for use of national grid	(437,078)		(230,748)		—		—
Outsourced services	(311,249)		(295,495)		(1,967)		(2,717)
Gas purchased for resale	(263,233)		(222,512)		—		—
Materials	(107,126)		(95,008)		(42)		(16)
Other operational costs	(108,989)		(211,689)		(41,043)		(18,555)

	(3,705,506)		(3,354,576)		(43,052)		(21,288)
GROSS VALUE ADDED	3,889,950		3,939,721		(42,972)		(21,179)
RETENTIONS
Depreciation and amortization	(212,991)		(201,365)		(118)		(135)

NET ADDED VALUE PRODUCED BY THE COMPANY	3,676,959		3,738,356		(43,090)		(21,314)
ADDED VALUE RECEIVED BY TRANSFER
Equity method gains in non-consolidated investees	56,874		29,641		498,370		359,462
Financial revenues	241,854		179,891		11,248		23,580

ADDED VALUE TO BE DISTRIBUTED	3,975,687		3,947,888		466,528		361,728

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	404,065	10.16	454,495	11.52	17,816	3.82	24,726	6.84
Direct remuneration	269,062	6.77	300,314	7.61	6,631	1.42	13,121	3.63
Benefits	117,811	2.96	134,037	3.40	10,808	2.32	10,852	3.00
FGTS	17,192	0.43	20,144	0.51	377	0.08	753	0.21
Taxes	2,675,845	67.31	2,531,121	64.11	(17,544)	(3.76)	(7,377)	(2.04)
Federal	1,416,111	35.62	1,194,565	30.26	(17,843)	(3.822)	(7,900)	(2.18)
State	1,254,322	31.55	1,331,650	33.73	95	0.02	313	0.09
Municipal	5,412	0.14	4,906	0.12	204	0.04	210	0.05
Remuneration of external capital	431,182	10.84	619,538	15.69	1,807	0.39	1,783	0.49
Interest	407,298	10.24	594,083	15.05	894	0.19	1,127	0.31
Rentals	23,884	0.60	25,455	0.64	913	0.20	656	0.18
Remuneration of own capital	464,595	11.69	342,734	8.68	464,449	99.55	342,596	94.71
Retained earnings	464,449	11.69	342,596	8.68	464,449	99.55	342,596	94.71
Non-controlling shareholders’ interest in Retained earnings	146	—	138	—	—	—	—	—

	3,975,687	100.00	3,947,888	100.00	466,528	100.00	361,728	100.00

The condensed notes are an integral part of the interim financial information.

CONDENSED NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE QUARTER ENDED AS OF MARCH 31, 2018

(In Thousands of Brazilian Reais — except where otherwise indicated)

1.	OPERATING CONTEXT

a)    The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding Company’) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange) (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively refer to as “Cemig” or the “Company”), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy sector, for the purpose of commercial operation.

As of March 31, 2018 Cemig´s current liabilities exceeded its current assets by R$ 635,090 and R$ 225,366, respectively, in the consolidated and the Holding Company. In the quarter then ended, the Company generated negative consolidated operating cash flow in the amount of R$ 373,067 (positive in the amount of R$ 528,084 in the same period of 2017) and the Holding Company generated a positive operating cash flow of R$ 248,789 (R$ 2,166 in the same period of 2017). Additionally, as of March 31, 2018, Cemig’s consolidated indebtedness from loans, financings and debentures on current and non-current liabilities comprised R$ 2,588,160 and R$ 11,110,656, respectively. The Company’s management monitors its cash flow and, in that way, studies actions in order to the adjustment of its current financial position to the levels considered adequate to meet its necessities.

As part of the Company’s indebtness management, in 2017 the subsidiary Cemig GT, issued Eurobonds for an amount of US$ 1 billion (R$3.2 billion) which mature in 2024. In 2017, Cemig entered into negotiations with its main creditors aiming at a Bank Debt Refinancing, representing up to R$3,441 million of which R$ 2,700 million of the subsidiary Cemig D and R$ 741 million of the subsidiary Cemig GT. These two initiatives have balanced the Company’s cash flows, extended average debt maturities, and improved credit quality.

Based on the facts and circumstances that existed on this date, Management evaluated the Company’s ability to continue on a going concern basis and is convinced that its operations have the capacity to generate funds to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these interim financial information have been prepared on a going concern basis.

Merger of Cemig Telecomunicações S.A. ‘Cemig Telecom’

On March 31, 2018, Cemig completed the merger of its wholly-owned subsidiary Cemig Telecom at book value. As a result, Cemig Telecom has been wound up and Cemig has taken over all subsidiary’s assets, rights and obligations. Considering this is wholly-owned subsidiary merger there has not been capital increase nor new shares issuance. The Cemig Telecom shares have been extinguished on the merger date.

The balance sheet of Cemig Telecom used for the merger, at March 31, 2018, is as follows:

	03/31/2018		03/31/2018
Assets		Liability
Current	24,986	Current	33,816
Non-current		Non-current	55,407
Non-current assets	15,313
Investments	17,116
Net PP&E	271,766
Intangible assets	11,716

	315,911	Equity	251,674

Total assets	340,897	Total Liabilities and Equity	340,897

The Company’s management is studying alternatives related to possible sales of the assets merged from Cemig Telecom and such studies are expected to be concluded in the second quarter of 2018. Due to this reason, the Company has concluded that Cemig Telecom’s assets should not be reclassified to current assets since they have not met the criteria for classification as held for sale under technical pronouncement CPC 31 / IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

The merger was approved by the Extraordinary General Meetings of the Company and its subsidiary held on February 28, 2018.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) – ‘CPC21’, which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

These interim financial information have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the December 31, 2017 financial statements, except for the adoption of new pronouncements that came into force as from January 1, 2018, which impacts are presented in Note 2.2 to this interim financial information.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company’s Fiscal Council on March 28, 2018.

Material information in the interim financial information is being disclosed, which is used by Management in its administration of the Company.

On May 14, 2018, the Company’s Executive Board authorized the issuance of these interim financial information for the quarter ended on March 31, 2018.

2.2	Adoption of new pronouncements effective as from January 1, 2018

IFRS 15/CPC 47 – Revenue from contracts with customers

IFRS 15/CPC 47 – Revenue from contracts with customers establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the CPCs/IFRS. Additionally, IFRS 15/CPC 47 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

The Company and its subsidiaries adopted the new standard based on the prospective method, with the impacts accounted for as of January 1, 2018.

The Company and its subsidiaries performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15/CPC 47:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The impact of the adoption of this pronouncement occurred in the recognition of reimbursements to customers resulting from the penalties for breach of quality indicators in the electricity supply, mainly the indicators DIC, FIC, DMIC and DICRI, as a reduction of revenues from use of the distribution network (TUSD). Until December 31, 2017, these reimbursements were recognized as operating expense.

This table shows the impact of adoption of IFRS 15 (CPC 47) on the statement of income for the quarter ended March 31, 2018:

	03/31/2018 with adoption of IFRS 15/CPC 47	Effect of adoption of IFRS 15/CPC 47	03/31/2018 without adoption of IFRS 15/CPC 47
NET REVENUE	4,867,877	16,446	4,884,323
OPERATING COSTS	(3,645,615)	—	(3,645,615)
OPERATING EXPENSES
Other operating revenues (expenses)	(66,573)	(16,446)	(83,019)

	(472,855)	(16,446)	(489,301)

Equity in earnings of unconsolidated investees	(35,766)	—	(35,766)
Net financial revenues (expenses)	(157,800)	—	(157,800)
Income and Social Contribution taxes	(175,788)	—	(175,788)

Net income for the period	380,053	—	380,053

a)	Refers to penalties for violation of energy supply quality indicators, mainly the indicators DIC, FIC, DMIC and DICRI.

IFRS 9/CPC 48 – Financial instruments

IFRS 9/CPC 48 establishes that all financial activities recognized that are within the scope of IAS 39 (equivalent to CPC 38) should subsequently be measured at amortized cost or fair value, reflecting the business model in which the assets are administered, and their cash flow characteristics, not affecting accounting recognition of the Company’s financial assets and liabilities. IFRS 9/CPC 48 contains three categories of accounting for financial instruments: Amortized cost; Fair value through other comprehensive income; and Fair value through profit or loss. The standard has eliminated the existing categories under IAS 39/CPC 38 and, thus, the Company and its subsidiaries have reclassified those categories to comply with the new standard, as follows:

Consolidated	Classification

	IFRS 39/CPC 38	IFRS 9/CPC 48
Financial assets:
Cash equivalents – Investments	Loans and receivables	Amortized cost
Securities – Investments (1)	Held to maturity	Amortized cost
Securities – Investments (1)	Available for sale	Fair value through profit or loss
Consumers and Traders; Concession holders (power transport)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivables from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidies	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits in litigation	Loans and receivables	Amortized cost
Derivative financial instructions (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Concession financial assets – Transmission infrastructure	Loans and receivables	Amortized cost
Concession financial assets – Distribution infrastructure	Available for sale	Fair value through profit or loss
Indemnities receivable – Transmission	Loans and receivables (2)	Fair value through profit or loss
Indemnities receivable – Generation	Loans and receivables (2)	Fair value through profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other	Loans and receivables	Amortized cost
Financial liabilities
Loans, financings and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Concessions payable	Amortized cost	Amortized cost
The Minas Gerais State Tax Debits Regularization Plan (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from clients	Amortized cost	Amortized cost
Derivative financial instructions (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Derivative financial instruments – Put options	Fair value through profit or loss	Fair value through profit or loss

1)	Recognized at their nominal realization values, which are similar to fair value.
2)	The Company has ‘securities’’ with various classifications under IFRS 9 / CPC 48.

Impairment

The material impact resulting from the adoption of the standard as from January 1, 2018 is related to the impairment of trade accounts receivable.

The new pronouncement also establishes that in relation to the impairment losses of financial assets, the expectation of loss model in the credit is no longer losses incurred, but a prospective model of expected credit losses, based on probabilities.

Based on the new pronouncement provisions for expected losses were measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

The Company and its subsidiaries have adopted, in its analyses, a simplified approach, considering that the balance of its accounts receivable from clients do not have a significant financial components, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customers and projected for the next 12 months, taking into account the aging of receivables, including those not yet due. The estimated loss for the past due balances of customers who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The estimated effects at January 1, 2018 arising from adoption of IFRS 9, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

01/01/2018
Customers and Traders; Transport of energy (a)	150,114
Reflex of the adjustment due to the jointly controlled—Light	82,770
Deferred income and social contribution taxes (a)	(51,038)

181,846

(a)	Refers to estimated losses on doubtful accounts receivable from consumers of Cemig D.

2.3	Correlation between the Explanatory Notes published in the annual financial statements and those in the interim financial information

The table below shows the correlation between the Explanatory Notes published in the consolidated annual financial statements at December 31, 2017 and the consolidated Interim financial information at March 31, 2018.

The Company understand that this interim financial information presents the material updating of information relating to its equity situation, and its results for the quarter ended March 31, 2018, in compliance with the requirements for disclosure stated by the CVM (Brazilian Securities Commission).

Number of the Note
12/31/2017	03/31/2018	Title of the Note
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
6	5	Cash and cash equivalents
7	6	Securities
8	7	Customers and traders; Concession holders (transport of energy)
9	8	Recoverable taxes
10	9	Income and Social Contribution tax
11	10	Restricted cash
12	11	Accounts Receivable from the State of Minas Gerais
13	12	Escrow deposits in litigation
14	13	Reimbursement of tariff subsidies
15	14	Concession financial assets and liabilities
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
19	18	Suppliers
20	19	Taxes payable, Income tax and social contribution tax and amounts to be reimbursed to customers
21	20	Loans, financings and debentures
22	21	Regulatory charges
23	22	Post-retirement obligations
24	23	Provisions
25	24	Equity and remuneration to shareholders
26	25	Revenue
27	26	Operating costs and expenses
28	27	Financial revenue and expenses
29	28	Related party transactions
30	29	Financial instruments and risk management
31	30	Measurement at fair value
34	32	The annual tariff adjustment
35	33	Transactions not involving cash
36	34	Subsequent events

The Notes to the 2017 annual statements that have not been included in these consolidated interim financial information because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
32	Insurance
33	Commitments

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates for the interim financial information of subsidiaries and jointly-controlled entities used for the purposes of consolidation and equity method gains (losses), respectively, coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the Company.

The following subsidiaries and are included in the consolidated interim financial information:

Subsidiary	Criteria	03/31/2018	12/31/2017
		Direct interest, %	Direct interest, %
Cemig Geração e Transmissão	Consolidated	100.00	100.00
Cemig Distribuição	Consolidated	100.00	100.00
Gasmig	Consolidated	99.57	99.57
Cemig Telecom (2)	Consolidated	—	100.00
Rosal Energia	Consolidated	100.00	100.00
Sá Carvalho	Consolidated	100.00	100.00
Horizontes Energia	Consolidated	100.00	100.00
ENGED (Usina Térmica Ipatinga) (1)	Consolidated	100.00	100.00
Cemig PCH	Consolidated	100.00	100.00
Cemig Trading	Consolidated	100.00	100.00
Efficientia	Consolidated	100.00	100.00
Cemig Comercializadora de Energia Incentivada	Consolidated	100.00	100.00
UTE Barreiro	Consolidated	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidated	100.00	100.00

(1)	In 2018, the corporate name of UTE Ipatinga was changed to Empresa de Negócios em Geração Distribuída S.A.
(2)	Company merged into Cemig on March 31, 2018.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions and authorizations with ANEEL:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consórcio) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência e Piau (2)	Cemig Geração Sul	12/2016 e 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras (2)	Cemig Geração Leste	14/2016 e 15/2016	01/2046
Cajurú, Gafanhoto e Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
POWER TRANSMISSION
National grid (3)	Cemig GT	006/1997	01/2043
Itajubá Substation (3)	Cemig GT	79/2000	10/2030
ELECTRICITY DISTRIBUTION (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (4)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of ICPC 01 /IFRC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	Generation concession contracts within the scope of scope of ICPC 01 /IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(3)	Transmission concession contracts within the scope of ICPC 01 /IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(4)	Concession contracts that are within the scope of ICPC 01 /IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Bank accounts	41,998	113,495	5,140	4,645
Cash equivalents
Bank certificates of deposit (CDBs) (1)	307,709	685,826	12,752	20,799
Overnight (2)	72,621	226,629	3,138	13,228
Others	—	4,307	—	—

	380,330	916,762	15,890	34,027

	422,328	1,030,257	21,030	38,672

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), accrued interest at 75% to 106%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on March 31, 2018 (50% to 106% on December 31, 2017). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.39%, on March 31, 2018 (6.89% on December 31, 2017). Their purpose is to settle the Company’s short-term obligations, or to be used in the acquisition of other assets with better return to replenish the portfolio.

The Company’s exposure to interest rate risks and sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

6.	SECURITIES

	Consolidated		Holding Company

	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Investments
Current
Bank certificates of deposit (CDBs) (1)	1,774	2,652	68	144
Financial Notes (LFs) – Banks (2)	197,627	303,355	8,539	17,706
Treasury Financial Notes (LFTs) (3)	221,567	739,945	9,574	43,189
Debentures (4)	7,250	10,663	832	2,142
Others	10,295	1,769	1,243	779

	438,513	1,058,384	20,256	63,960
Non-current
Debentures	9,936	29,753	429	1,737

	9,936	29,753	429	1,737

	448,449	1,088,137	20,685	65,697

(1)	Investments in Bank certificates of deposit—CDBs accrue interest at Interbank Certificates of Deposit CDI rate, published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) which was 100.50% to 105.25% on March 31, 2018 (100.25% to 105.25% on December 31, 2017).

(2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). The LFs accreud interest of 102% to 112% of the CDI rate on March 31, 2018 (102.01% to 112% for the year ended December 31, 2017).

(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.

(4)	Debentures are medium and long-term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 161.54% of the CDI rate on March 31, 2018 (104.25% to 161.54% for the year ended December 31, 2017).

Note 29 provides further information on these securities. Investments in securities of related parties are shown in Note 28.

7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	03/31/2018	12/31/2017
Billed supply	1,020,470	671,191	811,480	2,503,141	2,688,622
Unbilled supply	910,758	—	—	910,758	993,699
Other concession holders – wholesale supply	31,024	62,823	1,763	95,610	25,642
Other concession holders – wholesale supply, unbilled	247,944	—	—	247,944	283,061
CCEE (Wholesale Trading Exchange)	263,772	9,332	168	273,272	381,150
Concession Holders – power transport	44,363	25,343	94,821	164,527	159,194
Concession Holders – power transport, unbilled	182,961	—	—	182,961	177,308
(–) Provision for doubtful receivables	(46,636)	(17,422)	(662,117)	(726,175)	(567,956)

	2,654,656	751,267	246,115	3,652,038	4,140,720

Current assets				3,399,760	3,885,392
Non-current assets				252,278	255,328

	Holding Company
	Balances not yet due	Up to 90 days past due	More than 90 days past due	03/31/2018	12/31/2017
Billed supply	16,355	274	1,976	18,604	—
Unbilled supply	11,796	—	—	11,796	—
(–) Provision for doubtful receivables	—	—	(1,133)	(1,133)	—

	28,151	274	843	29,267	—

Current assets				17,809
Non-current assets				11,458

Note 29 presents the Company and its subsidiaries’ exposure to credit risk related to customers and traders.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	03/31/2018	12/31/2017
Residential	142,737	160,482
Industrial	203,180	178,058
Commercial, services and others	167,125	117,438
Rural	27,418	17,334
Public authorities	85,924	11,984
Public lighting	5,607	4,740
Public services	26,454	10,187
Charges for use of the network (TUSD)	67,730	67,733

	726,175	567,956

Changes in the allowance for doubtful accounts on the first quarter are as follows:

Balance at December 31, 2016	660,105
Additions, net	66,195

Balance at December 31, 2017	726,300

Balance at December 31, 2017	567,956

First adoption of CPC 48	150,114
Additions, net	76,183
Written off	(68,078)

Balance at March 31, 2018	726,175

The Company recorded, on January 1, 2018, the effects arising from the adoption of IFRS 9 / CPC 48, as a result of the retained earnings. More detail in Note 2 of these Interim Financial Information.

Advances from clients

Cemig GT and Cemig D receives advance payments for the sale of energy from certain customers. Advance payments related to services not yet provide are as follows:

Consolidated and Holding Company
Balance at December 31, 2016	181,200
Addition	141,875
Supply completed	(32,388)
Monetary adjustment	12,561

Balance at March 31, 2017	303,248

Balance at December 31, 2017	232,762
Supply completed	(59,510)
Monetary adjustment	3,619

Balance at March 31, 2018	176,871

Advance payments are adjusted until the actual delivery of the power supply by Cemig GT and Cemig D under the following terms:

03/31/2018				Balance on 03/31/2018	Balance on 12/31/2017
Counterparty	Specified period for billing	Index for adjusting prepaid amounts	MWh deliverable
BTG Pactual	Jan. 2018	1.57% p.m.	—	—	17,287
BTG Pactual	Jan. 2018	1.2% p.m.	—	—	25,633
Deal Comercializadora	Jan. 2018	1.2% p.m.	—	—	772
White Martins Gases Industriais Ltda	May 2018 to Mar. 2019	124% of CDI	286,189	139,362	147,066
White Martins Gases Industriais Ltda	May 2018 to Mar. 2019	124% of CDI	—	37,509	42,004

				176,871	232,762

Revenue from advanced sales of power supply is recognized in the statement of income only when the supply actually take place.

8.	RECOVERABLE TAXES

	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Current
ICMS (VAT)	74,134	71,430	5,839	—
PIS and Pasep	10,605	12,130	20	6
Cofins	49,813	56,023	103	37
Others	24,518	34,207	90	—

	159,070	173,790	6,052	43
Non-current
ICMS (VAT)	226,132	224,752	—	—
PIS and Pasep	43	569	3	2
Cofins	197	3,131	11	12
Others	2,225	2,226	1,796	1,796

	228,597	230,678	1,810	1,810

	387,667	404,468	7,862	1,853

The ICMS (VAT) credits that are reported in non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current was made in accordance with management’s best estimate of the amounts which will likely be realized after March 2019.

Credits of PIS-PASEP and COFINS generated by the acquisition of machinery and equipment can be offset immediately.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of prior years and to advance payments which will be offset against federal taxes eventually payable.

	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Current
Income tax	169,749	223,539	20,714	19,124
Social contribution tax	119,540	116,035	2,733	598

	289,289	339,574	23,447	19,722
Non-current
Income tax	1,188	6,685	1,188	6,685
Social contribution tax	13,932	13,932	13,932	13,932

	15,120	20,617	15,120	20,617

	304,409	360,191	38,567	40,339

b) Deferred income tax and Social Contribution tax

The Company and its subsidiaries have tax credits for income tax and the social contribution tax, arising from balances of tax losses, negative base for the social contribution tax, and temporary differences, at the rates of 25% (for income tax) and 9% (for the social contribution tax), as follows:

	Consolidated		Holding Company

	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Deferred tax assets
Tax loss carryforwards	502,926	523,595	167,426	165,235
Provisions	1,111,822	1,092,557	542,548	527,166
Post-retirement obligations	1,195,441	1,179,257	147,974	144,176
Estimated provision for doubtful receivables	261,759	207,415	8,161	7,775
Taxes with suspended liability	14,158	14,093	—	—
Paid concession	8,304	8,227	—	—
Adjustment to fair value: Swap/loss	838	12,923	838	—
Others	14,516	14,212	4,990	—

Total	3,109,764	3,052,279	871,937	844,352

Deferred tax liabilities
Funding cost	(28,105)	(31,115)	—	—
Deemed cost	(255,947)	(275,543)	—	—
Cost of acquisition of equity interests	(459,094)	(463,573)	(86,989)	(87,613)
Borrowing costs capitalized	(166,357)	(165,582)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(1,961)	(785)	—	—
Transmission assets: Indemnity gain	(919,753)	(937,485)	—	—
Adjustment to fair value: Swap gain	(22,118)	—	—	—
Others	(41,406)	(41,657)	(8,225)	—

Total	(1,894,741)	(1,915,740)	(95,214)	(87,613)

Total, net	1,215,023	1,136,539	776,723	756,739

Total assets	1,939,086	1,871,228	776,723	756,739
Total liabilities	(724,063)	(734,689)	—	—

c) Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and the social contribution tax (rate 9%) with the current income tax expense in the statement of income:

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Profit before income and Social Contribution taxes	636,212	506,123	445,515	332,637
Income tax and Social Contribution tax – nominal expense	(216,312)	(172,082)	(151,475)	(113,097)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	17,737	8,593	170,069	122,841
Non-deductible contributions and donations	(369)	(832)	—	—
Tax incentives	3,191	3,796	—	—
Voluntary retirement provision	(254)	—	(2)	—
Tax credits not recognized	—	93	—	—
Difference between Presumed Profit and Real Profit	27,210	2,627	—	—
Non-deductible penalties	(4,006)	(4,758)	(6)	(6)
Excess reactive power and demand	—	(3,075)	—	—
Others	1,186	2,249	348	221

Income tax and Social Contribution – effective gain (expense)	(171,617)	(163,389)	18,934	9,959

Current tax	(185,026)	(233,457)	—	—
Deferred tax	13,409	70,068	18,934	9,959

	(171,617)	(163,389)	18,934	9,959

Effective rate	26.97%	32.28%	4.25%	2.91%

10.	RESTRICTED CASH

The balance of Restricted cash amounting to R$ 108,197 in the Consolidated and R$ 89,556 in the Holding Company, refers mainly amounts deposited with a financial institution, in accordance with the Shareholders’ agreement of the jointly controlled Rio Minas Energia Participações—RME, as a guarantee for the settlement of the options to sell an interest in RME.

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

On October 25, 2017 the Company signed a Debt Recognition Agreement with Minas Gerais State, through its Tax Office, where the state committed to reimburse to the Company the total amount deposited, after adjusting it for inflation using the IGP-M index, related to the dispute on the criteria to be used to adjust the amounts passed through by the State government as an advance for future capital contributions in the previous year.

The parties agreed that the Minas Gerais State will reimburse the Company R$ 281,309, of which R$ 239,445 relate to the historical amounts deposited, and R$ 45,718 relate to the monetary adjustment, which R$ 3,851 is related to the three-months period ended March 31, 2018, which will be paid in 12 consecutive monthly installments, each adjusted by the IGP–M inflation index through the settlement date, starting on November 10, 2017. Further, the agreement states that, in the event of arrears or default by the State in the payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues. Until March 31, 2018, a total of R$ 46,291 had been collected regarding two installments and the remaining balance of R$ 238,869 is still outstanding. Even though installments are overdue since January 2018, Company’s Management believes that no impairment losses is expected on these receivables considering the aforementioned guarantees.

12.	ESCROW DEPOSITS

These deposits are mainly related to legal proceeding relating to labor and tax contingencies.

Escrow deposits mainly relate to tax disputes, mainly on the calculation of PASEP/COFINS, for which the Company believes the amounts of ICMS (VAT) should be exclude from the taxable amount on which the PASEP/COFINS taxes are charged.

	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Labor claims	316,483	303,699	36,426	35,270
Tax contingencies
Income tax on interest on equity	27,083	26,861	248	244
PASEP/COFINS taxes (1)	1,317,445	1,337,086	—	—
Donations and legacy tax (ITCD)	49,509	48,981	49,070	48,541
Urban property tax (IPTU)	88,164	79,505	72,004	68,675
Finsocial tax	37,494	37,170	37,494	37,170
Income and social contr. tax on indemnity for employees’ ‘Anuênio’ benefit (2)	269,367	267,432	12,946	12,853
Others	144,046	116,585	31,314	31,252

	1,933,108	1,913,620	203,076	198,735
Others
Regulatory	52,613	60,243	30,073	29,589
Third party	15,941	16,094	5,813	5,811
Customer relations	6,568	6,204	1,568	1,561
Court embargo	12,281	14,358	5,872	5,515
Others	22,742	21,414	1,610	1,310

	110,145	118,313	44,936	43,786

	2,359,736	2,335,632	284,438	277,791

(1)	The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS (VAT), which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. See more details in Note 23 (Inclusion of ICMS (VAT) in the taxable base for Pasep /Cofins).
(2)	See more details in Note 23 – Provisions (Indemnity of employees’ future benefit—the ‘Anuênio’).

1) Inclusion of ICMS (VAT) in the taxable base for Pasep /Cofins

Refers to the escrow deposits made in the action challenging the constitutionality of inclusion of ICMS (VAT), already charged, within the taxable amount for calculation of these two contributions. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment, and authorizing payment as escrow deposits, starting in 2008, and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following procedures:

◾	Cemig GT reversed the provision in the amount of R$ 101,233, with effect on the net income for 2017, recorded the reversal as a deductions on revenue, in the fourth quarter of that year, remaining an escrow deposit in amount of R$ 185,205.

◾	Cemig D wrote down the liabilities relating to these contributions; and recorded a liability for reimbursement to consumers. More details in Note 19.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On March 31, 2018, the amount recognized as subsidies revenues was R$225,493 (R$191,254 in 2017). Of such amounts, Cemig D recorded a receivable of R$73,345 (R$73,345 in 2017) and Cemig GT recorded a receivable of R$3,386 (R$3,741 in 2017), in current assets.

14.	CONCESSION FINANCIAL ASSETS AND LIABILITIES

Consolidated	03/31/2018	12/31/2017
Financial assets (1)
Distribution concessions	375,758	369,762
Transmission concessions (1.2)	546,672	547,800
Receivable for residual value – Transmission (1.1)	1,852,673	1,928,038
Receivable for residual value – Generation (1.3)	1,918,002	1,900,757
Concession grant fee – Generation concessions (1.4)	2,357,819	2,337,135

	7,050,924	7,083,492
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	397,760	369,010

Total	7,448,684	7,452,502

Current assets	1,020,131	847,877
Non-current assets	6,428,553	6,604,625

Financial liabilities—Consolidated	03/31/2018	12/31/2017
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	155,214	414,800
Current liabilities	155,214	414,800

The changes in concession financial assets are as follows:

	Transmission	Generation	Distribution	Consolidated
Balances at December 31, 2016	2,287,511	2,800,389	216,107	5,304,007
Additions	2,920	—	25,206	28,126
Transfers of indemnity – plants not renewed	—	70,252	—	70,252
Disposals	(218)	—	(16)	(234)
Amounts received	(4,245)	(55,615)	—	(59,860)
Monetary updating	65,830	79,506	1,228	146,564

Balances at March 31, 2017	2,351,798	2,894,532	242,525	5,488,855

Balances at December 31, 2017	2,475,838	4,237,892	369,762	7,083,492
Additions	1,063	—	—	1,063
Amounts received	(130,324)	(61,142)	—	(191,466)
Transfers between PP&E, Financial assets and Intangible assets	—	—	5,250	5,250
Monetary updating	52,768	99,071	792	152,631
Disposals	—	—	(46)	(46)

Balances at March 31, 2017	2,399,345	4,275,821	375,758	7,050,924

1)	Financial assets related to infrastructure

The energy distribution and transmission concession contracts and the gas distribution contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company has a contractual right to receive cash from the grantor during the concession contract as well as at the end of the concession contract.

1.1)	Transmission – Residual value receivable

Cemig’s transmission concession contracts are within the scope of ICPC 01 (IFRC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company is entitled to receive an amount corresponding to the residual value of the infrastructure assets at the end of the concession contract.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount corresponding to the residual value of the assets. The Ministerial Order determined that the amounts homologated by the regulator should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

On August 16, 2016, the regulator, through its Dispatch 2,181, homologated the amount of R$ 892,050, in Reais as of December 2012, for the portion of the residual value of assets to be paid to the Cemig GT. Such amount was recorded as a financial asset, with specific maturity and interest rate.

The amount of indemnity to be received, updated until March 31, 2018, amounted to R$ 1,852,673 (R$ 1,928,038 as of December 31, 2017), corresponding to the following:

Portions of remuneration and depreciation not paid since the extensions of concessions

An amount of R$ 972,663, corresponding to the portions of remuneration and depreciation not paid since the extensions of the concessions, through the tariff adjustment in 2017 (R$ 992,802 as of December 31, 2017), which will be inflation adjusted using the IPCA (Expanded National Customer Price) index, and remunerated at the weighted average cost of capital of the transmission industry as defined by the regulator for the periodic tariff review, to be paid over a period of eight years, in the form of reimbursement through the RAP .

Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, an preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of transmission assets payable to agents of the electricity sector who accepted the terms of Law 12,783/2013.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – amounting to R$ 321,669 at March 31, 2018(R$ 316,138 at December 31, 2017) updated by IPCA.

In compliance with the court decision, the regulator, in its Technical Note 183/201-SGT/ ANEEL of June 22, 2017, presented a new calculation, excluding the amounts that refer to the cost of own capital. Cemig believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount recorded at March 31, 2018 is necessary.

Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 and on June 8, 2010 the addition of certain conducting cables was not included in the tariff calculation. The new values calculated with the inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012 resulted in the amount of R$ 149,255 as of July 2017, to be received by Cemig GT in 12 months, through RAP. At March 31, 2018, the outstanding amount receivable was R$ 37,313(R$ 74,627 at December 31, 2017).

Remaining balance to be received through RAP

The remaining balance, of R$ 521,028 at March 31, 2018 (R$ 544,471 at December 31, 2017) was incorporated into the regulatory remuneration base of assets, and is being recovered through RAP. Cemig GT expects to receive in full the receivables in relation to the residual value of the transmission assets, whose changes are as follows:

Balance at 12/31/2017	1,928,038
Monetary adjustment	49,841
Amounts received *	(125,206)

Total 03/31/2018	1,852,673

Balance at 12/31/2016	1,805,230
Monetary adjustment	65,830

Total 03/31/2017	1,871,060

*	Receipts of credits started to occur from July 2017, after homologation by ANEEL.

1.2)	Transmission – Assets remunerated by tariff

For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret – Tariff Regulation Procedures.

Under the Proret, the revenue established in the Resolutions is payable to the transmission concessionaires as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting the date when commercial operations begin. At March 31, 2018, the receivable amounts to R$ 546,672 (R$ 547,800 at December 31, 2017).

1.3)	Generation – Residual value financial asset

Plants operated under the ‘Quotas’ regime as from January 1, 2016

Starting August 2013, various concession contracts under the Concession Contract 007/1997 started expiring. Upon expiration of the concession contract, Cemig GT has a right to receive an amount corresponding to the residual value of the infrastructure asses, as specified in such concession contract. The financial asset balance corresponding to such amounts, including Deemed Cost, are recognized in Financial Assets, amounted to R$ 816,411 at March 31, 2018 and December 31, 2017 .

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	2,920

		3,601.70	204,041	816,411

As stated in Aneel Normative Resolution 615/2014, the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have submitted to the regulator. The Company do not expect any losses in the realization of these amounts.

On March 31, 2018, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,920 and R$22,546 respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company are under discussions with the regulator. Management does not expect any losses in realization of these amounts.

Miranda and São Simão plants

In accordance with the Mining and Energy Ministry Order 291/17, the amounts of the basic project of Miranda and São Simão plants were recorded as concession financial asset and are being monetary adjusted, as shown below:

Plants	Miranda	São Simão	Total
Concession termination date	DEC./16	JAN./15
Residual value of assets based on deemed cost on 12/31/2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts based on MME Order	784,152	243,599	1,027,751

Monetary updating	25,373	31,222	56,595

Residual value of assets of basic project on 12/31/2017	809,525	274,821	1,084,346

Monetary updating	12,875	4,370	17,245

Residual value of assets of basic project on 03/31/2018	822,400	279,191	1,101,591

(1)	Adjustment of the residual value of the São Simão and Miranda plant, as per MME Order 291/17.

Cemig GT is discussing with the Ministry of Mines and Energy the criteria used to determine the amounts informed by its Order 291/17, as well as the payment date, since that Order stablishes that payment must be made by the Federal Government on or before December 31, 2018, provided that is subject to budget and financial availability.

1.4)	Concession grant fee – Generation concessions

In June 2016, the Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, were transferred to the related specific-purpose entities (SPEs), wholly-owned subsidiaries of Cemig GT, as follows:

SPE	Plants	Balances on 12/31/2017	Monetary updating	Amounts received	Balances on 03/31/2018
Cemig Geração Três Marias S.A.	Três Marias	1,330,134	44,361	(32,851)	1,341,644
Cemig Geração Salto Grande S.A.	Salto Grande	417,393	13,981	(10,360)	421,014
Cemig Geração Itutinga S.A.	Itutinga	155,594	5,837	(4,405)	157,026
Cemig Geração Camargos S.A.	Camargos	116,710	4,350	(3,279)	117,781
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	152,170	6,050	(4,614)	153,606
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	103,133	4,509	(3,503)	104,139
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	62,001	2,738	(2,130)	62,609

Total		2,337,135	81,826	(61,142)	2,357,819

	Plants	Balances on 12/31/2016	Monetary updating	Amounts received	Balances on 03/31/2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	42,718	(29,881)	1,296,034
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	13,472	(9,424)	406,687
Cemig Geração Itutinga S.A.	Itutinga	149,904	5,728	(4,006)	151,626
Cemig Geração Camargos S.A.	Camargos	112,447	4,264	(2,983)	113,728
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	146,553	5,999	(4,197)	148,355
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	99,315	4,556	(3,187)	100,684
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	59,710	2,769	(1,937)	60,542

Total		2,253,765	79,506	(55,615)	2,277,656

Cemig GT’s paid a concession fee for a 30-year concession contract related to 18 hydroelectric plants for an amount of R$ 2,216,353. The amount of the concession fee was recognized as a financial asset, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amounts the project internal return rate), during the period of the concession. Of the energy produced by these plants, 70% are sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

2)	Account for compensation of variation of portion A items (CVA) and Other financial components

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included payable to Cemig D by the grantor. The balances on (i) the CVA (Compensation for Variation of Portion A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. It should be noted that in the balance sheet amounts are presented net, in assets or liabilities, in accordance with the tariff adjustments approved or to be approved:

Balance sheet	03/31/2018			12/31/2017
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	60,767	2,852,276	2,913,043	381,588	2,330,978	2,712,566
Current assets	58,883	2,307,567	2,366,450	381,588	1,379,162	1,760,750
Non-current assets	1,884	544,709	546,593	—	951,816	951,816
Liabilities	(214,097)	(2,456,400)	(2,670,497)	(796,388)	(1,961,968)	(2,758,356)
Current liabilities	(214,097)	(1,953,303)	(2,167,400)	(796,388)	(1,220,637)	(2,017,025)
Non-current liabilities	—	(503,097)	(503,097)	—	(741,331)	(741,331)

Total current, net	(155,214)	354,264	199,050	(414,800)	158,525	(256,275)

Total non-current, net	1,884	41,612	43,496	—	210,485	210,485

Total, net	(153,330)	395,876	242,546	(414,800)	369,010	(45,790)

Financial components	03/31/2018			12/31/2017
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Energy Development Account (CDE) quota	(50,306)	(4,558)	(54,864)	(154,234)	(89,414)	(243,648)
Tariff for use of transmission facilities of grid participants	3,750	61,007	64,757	9,058	23,448	32,506
Tariff for transport of Itaipu supply	1,031	5,591	6,622	2,332	1,306	3,638
Alternative power source program (Proinfa)	(1,752)	6,101	4,349	(5,148)	1,513	(3,635)
ESS/EER System Service/Energy Charges (1)	(14,219)	(655,322)	(669,541)	(40,105)	(586,413)	(626,518)
Electricity purchased for resale (2)	(39,590)	1,588,162	1,548,572	(90,616)	1,326,263	1,235,647
Other financial components
Over contracting of supply	3,343	(218,638)	(215,295)	8,357	(211,337)	(202,980)
Neutrality of Portion A	(12,232)	96,121	83,889	(30,581)	74,076	43,495
Other financial items	(42,845)	(427,356)	(470,201)	(111,825)		(111,825)
Tariff Flag balances (3)	—	37	37	—	(134,008)	(134,008)
Excess demand and reactive power (4)	(510)	(55,269)	(55,779)	(2,038)	(36,424)	(38,462)

TOTAL	(153,330)	395,876	242,546	(414,800)	369,010	(45,790)

(1)	Due to the great increase in the costs of hydrology risk, as from July 2017, the regulator amended the rules for pass-through of the excess on the Energy Reserve Account (Conta de Energia de Reserva, or Coner), to relieve the cash pressure of the distributors. Cemig D received approximately R$ 254 million from Coner, not included in the tariff coverage, directly impacting the CVA amount of the ESS/EER to be returned to the customer at May, 2018.
(2)	Due to unfavorable hydrology condition since July 2017, there has been less hydroelectric generation and as a result more dispatching of thermal plants, increasing the spot price (PLD), and affecting the level of reduction of the physical power offtake guarantee of the hydroelectric plants. For the distributors, this results in higher costs of CCEAR (Regulated Market) contracts with thermal plants, and higher hydrology risk costs for the Itaipu plants, for those that trade power supply under Physical Guarantee Quotas, and for those that sold CCEARs and renegotiated the hydrology risk. In view of these factors, the difference from the cost taken into account in setting the tariff is greater, resulting in an increase in the deferred asset related to purchase of power supply on March 31, 2018 and December 31, 2017.
(3)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.
(4)	From March, 2017, under Proret 2.1A, from this point onward amounts of excess of demand and excess of reactive power were appropriated to sector financial liabilities, and will be amortized only at the time of homologation of the 5th periodic tariff review cycle.

Changes in balances of financial assets and liabilities:

ance at December 31, 2016	(407,250)
(-)Net constitution of financial liabilities	(157,842)
(-)Amortization	(144,760)
(-)Payments from the Flag Tariff Centralizing Account	(2,721)
(+)Updating – Selic rate	(6,169)

Balance at March 31, 2017	(718,742)

Balance at December 31, 2017	(45,790)
(-)Net constitution of financial liabilities	178,444
(-)Amortization	262,712
(-)Payments from the Flag Tariff Centralizing Account	(153,267)
(+)Updating – Selic rate	447

Balance at March 31, 2018	242,546

Payments from the Flag Tariff Centralizing Account – CCRBT

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

Pass-through of funds from the Flag Account from January to March, 2018 totaled R$ 153,267 (R$ 2,721 from January to March, 2017) and were recognized as a partial realization of the CVA receivable previously constituted.

15.	INVESTMENTS

This table provides information of investments in the subsidiaries, jointly-controlled entities and affiliated companies.

	Control	Consolidated		Holding Company

		03/31/2018	12/31/2017	03/31/2018	12/31/2017
Cemig Geração e Transmissão	Subsidiary	—	—	5,041,111	4,793,832
Hidrelétrica Cachoeirão	Jointly-controlled	47,757	57,957		—
Guanhães Energia	Jointly-controlled	42,848	25,018		—
Hidrelétrica Pipoca	Jointly-controlled	28,486	26,023		—
Retiro Baixo	Jointly-controlled	161,454	157,773		—
Aliança Norte (Belo Monte Plant)	Jointly-controlled	607,318	576,704		—
Madeira Energia (Santo Antônio Plant)	Affiliated	508,285	534,761		—
FIP Melbourne (Santo Antônio Plant)	Affiliated	559,490	582,504		—
Lightger	Jointly-controlled	42,412	40,832		—
Baguari Energia	Jointly-controlled	158,575	148,422		—
Renova	Jointly-controlled	241,208	282,524		—
Aliança Geração	Jointly-controlled	1,272,146	1,242,170		—
Central Eólica Praias de Parajuru	Jointly-controlled	58,351	60,101		—
Central Eólica Volta do Rio	Jointly-controlled	61,410	67,725		—
Central Eólica Praias de Morgado	Jointly-controlled	48,826	50,569		—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	915,691	866,554		—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	6,404	3,699		—
Cemig Distribuição	Subsidiary	—	—	4,123,956	3,737,310
Light	Jointly-controlled	1,492,783	1,534,294	1,055,460	1,083,140
TAESA	Jointly-controlled	1,147,014	1,101,462	1,147,012	1,101,462
Cemig Telecom (3)	Subsidiary	—	—	—	247,313
Ativas Data Center	Affiliated	17,116	17,450	17,116	—
Gasmig	Subsidiary	—	—	1,425,068	1,418,271
Rosal Energia	Subsidiary	—	—	131,567	106,897
Sá Carvalho	Subsidiary	—	—	113,302	102,536
Horizontes Energia	Subsidiary	—	—	60,689	53,165
Usina Térmica Ipatinga	Subsidiary	—	—	4,985	4,932
Cemig PCH	Subsidiary	—	—	106,549	96,944
LEPSA (1)	Subsidiary	—	—	442,229	455,861
RME	Jointly-controlled	372,947	383,233	372,947	383,233
UTE Barreiro	Subsidiary	—	—	18,130	17,982
Empresa de Comercialização de Energia Elétrica	Subsidiary	—	—	31,403	18,403
Efficientia	Subsidiary	—	—	7,448	7,084
Cemig Comercializadora de Energia Incentivada	Subsidiary	—	—	2,119	2,004
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	20,777	20,584	20,777	20,584
Cemig Trading	Subsidiary	—	—	42,385	29,206
Axxiom Soluções Tecnológicas	Jointly-controlled	10,064	11,866	10,064	11,866
Cemig Overseas (2)	Subsidiary	—	—	174	158

Total of investments		7,821,362	7,792,225	14,174,491	13,692,183

1)	On November 2017, the Company acquired all the shares of Lepsa, and therefore as from that date now consolidates that company in its interim financial information. Lepsa’s sole asset is comprised of an investment in common and preferred shares in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its interim financial information, presenting only the interest in Light.
2)	Company in Spain to evaluate opportunities for investments abroad. As of March 31, 2018, the Company has no operations.
3)	On March 31, 2018 Cemig Telecom was merged into the Company.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which became an investee in which Cemig has significant influence.

a)	Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Holding Company	12/31/2016	Amortization	03/31/2017	12/31/2017	Amortization	03/31/2018
Cemig Geração e Transmissão	303,937	(3,426)	300,511	285,768	(3,336)	282,432
Retiro Baixo	29,525	(296)	29,229	28,344	(296)	28,048
Central Eólica Praias de Parajuru	19,341	(382)	18,959	16,503	(354)	16,149
Central Eólica Volta do Rio	13,807	(252)	13,555	11,035	(218)	10,817
Central Eólica Praias de Morgado	27,406	(514)	26,892	23,956	(486)	23,470
Madeira Energia (Santo Antônio plant)	157,340	(1,489)	155,851	151,384	(1,489)	149,895
Aliança Norte (Belo Monte plant)	56,518	(493)	56,025	54,546	(493)	54,053
TAESA	288,146	(3,390)	284,756	188,745	(2,330)	186,415
Light	208,800	(5,590)	203,210	186,437	(5,590)	180,847
Gasmig	207,498	(1,978)	205,520	199,586	(1,978)	197,608
LEPSA	48,429	(1,266)	47,163	—	—	—
RME	48,429	(1,266)	47,163	43,365	(1,266)	42,099

TOTAL	1,105,239	(16,916)	1,088,323	903,901	(14,500)	889,401

Consolidated	12/31/2016	Amortization	03/31/2017	12/31/2017	Amortization	03/31/2018
TAESA	288,146	(3,390)	284,756	188,745	(2,330)	186,415
Light	208,800	(5,590)	203,210	186,437	(5,590)	180,847
Gasmig	207,498	(1,978)	205,520	199,586	(1,978)	197,608
LEPSA	48,429	(1,266)	47,163	—	—	—
RME	48,429	(1,266)	47,163	43,365	(1,266)	42,099

TOTAL	801,302	(13,490)	787,812	618,133	(11,164)	606,969

b)	Changes of investments in the subsidiaries, jointly-controlled and affiliated entities are as follows:

Holding Company	12/31/2017	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Others	03/31/2018
Cemig Geração e Transmissão	4,793,832	247,279	—	—	—	—	5,041,111
Cemig Distribuição (2)	3,737,310	65,722	—	—	420,000	(99,076)	4,123,956
Cemig Telecom (1)	247,313	4,778	(416)	—	—	(251,675)	—
Ativas Data Center (1)	—	—	—	—	—	17,116	17,116
Rosal Energia	106,897	7,123	17,547	—	—	—	131,567
Sá Carvalho	102,536	10,766	—	—	—	—	113,302
Gasmig	1,418,271	30,023	—	(23,226)	—	—	1,425,068
Horizontes Energia	53,165	7,524	—	—	—	—	60,689
Usina Térmica Ipatinga	4,932	53	—	—	—	—	4,985
Cemig PCH	96,944	9,605	—	—	—	—	106,549
LEPSA (2)	455,861	11,914	(6)	(3,463)	—	(22,077)	442,229
RME (2)	383,233	7,479	(5)	(1,200)	—	(16,560)	372,947
UTE Barreiro	17,982	148	—	—	—	—	18,130
Empresa de Comercialização de Energia Elétrica	18,403	13,000	—	—	—	—	31,403
Efficientia	7,084	364	—	—	—	—	7,448
Cemig Comercializadora de Energia Incentivada	2,004	115	—	—	—	—	2,119
Companhia de Transmissão Centroeste de Minas	20,584	1,394	—	(1,201)	—	—	20,777
Light (2)	1,083,140	24,156	(13)	(7,689)	—	(44,134)	1,055,460
Cemig Trading	29,206	13,179	—	—	—	—	42,385
Axxiom Soluções Tecnológicas	11,866	(1,802)	—	—	—	—	10,064
Taesa	1,101,462	45,550	—	—	—	—	1,147,012
Cemig Overseas	158	—	—	—	16	—	174

	13,692,183	498,370	17,107	(36,779)	420,016	(416,406)	14,174,491

(1)	The changes included in the “Others” column arise from the merger of Cemig Telecom in March, 2018. See Note 1.
(2)	The changes included in the “Other” column result from the impacts arising from the first adoption of the new accounting pronouncements on January 1, 2018 recognized by the investees directly in Shareholders’ Equity, without passing through the period’s result. See Note 2.2.

Advance for Future Capital Increase (‘AFAC’), in Cemig D

On December 11, 2017 and February 8, 2018, the Company’s Board of Directors authorized the transfer to Cemig D the amounts of up to R$ 1,600,000 and R$ 600,000, respectively, as an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC) to be subsequently converted into a capital increase through approval by future Extraordinary General Meeting of Cemig D.

As of March 31, 2018 the total amount transferred was R$ 1,920,000.

Consolidated	12/31/2017	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	03/31/2018
Companhia de Transmissão Centroeste de Minas	20,584	1,394	—	(1,201)	—	—	20,777
Light	1,534,294	36,244	(13)	(11,532)	—	(66,210)	1,492,783
Axxiom Soluções Tecnológicas	11,866	(1,802)	—	—	—	—	10,064
RME	383,233	7,479	(5)	(1,200)	—	(16,560)	372,947
Hidrelétrica Cachoeirão	57,957	2,713	—	(12,913)	—	—	47,757
Guanhães Energia	25,018	(145)	—	—	17,975	—	42,848
Hidrelétrica Pipoca	26,023	2,859	—	(396)	—	—	28,486
Madeira Energia (Santo Antônio Plant)	534,761	(26,476)	—	—	—	—	508,285
FIP Melbourne (Santo Antônio Plant)	582,504	(23,014)	—	—	—	—	559,490
Lightger	40,832	2,025	—	(445)	—	—	42,412
Baguari Energia	148,422	10,153	—	—	—	—	158,575
Central Eólica Praias de Parajuru	60,101	(1,750)	—	—	—	—	58,351
Central Eólica Volta do Rio	67,725	(6,315)	—	—	—	—	61,410
Central Eólica Praias de Morgado	50,569	(1,743)	—	—	—	—	48,826
Amazônia Energia (Belo Monte Plant)	866,554	10,821	—	—	38,316	—	915,691
Ativas Data Center	17,450	(763)	—	—	—	429	17,116
Taesa	1,101,462	45,552	—	—	—	—	1,147,014
Renova	282,524	(41,316)	—	—	—	—	241,208
Usina Hidrelétrica Itaocara S.A.	3,699	(191)	—	—	2,896	—	6,404
Aliança Geração	1,242,170	29,976	—	—	—	—	1,272,146
Aliança Norte (Belo Monte Plant)	576,704	7,492	—	—	23,122	—	607,318
Retiro Baixo	157,773	3,681	—	—	—	—	161,454

Total of investments	7,792,225	56,874	(18)	(27,687)	82,309	(82,341)	7,821,362

1) The changes included in the “Other” column derive from the impacts arising from the first adoption of the new accounting pronouncements on January 1, 2018 recognized by the investees directly in Shareholders’ Equity, without passing through the result for the period. See Note 2.2.

Holding Company	12/31/2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	03/31/2017
Cemig Geração e Transmissão	4,583,195	184,990	16,207	—	100,000	4,884,392
Cemig Distribuição	2,499,867	48,908	—	—	—	2,548,775
Cemig Telecom	191,515	2,170	(680)	—	—	193,005
Rosal Energia(1)	141,038	(13,522)	—	—	—	127,516
Sá Carvalho	106,111	9,957	—	—	—	116,068
Gasmig	1,419,492	39,726	—	—	—	1,459,218
Horizontes Energia	52,396	4,409	—	(399)	—	56,406
Usina Térmica Ipatinga	4,009	105	—	—	—	4,114
Cemig PCH	91,969	3,280	—	—	—	95,249
LEPSA	343,802	1,576	(50)	—	—	345,328
RME	340,063	1,469	—	—	—	341,532
Companhia Transleste de Transmissão	21,588	1,305	—	(1,265)	—	21,628
UTE Barreiro	39,266	831	—	(24)	—	40,073
Companhia Transudeste de Transmissão	20,505	997	—	—	—	21,502
Empresa de Comercialização de Energia Elétrica	20,154	8,867	—	—	—	29,021
Companhia Transirapé de Transmissão	23,952	1,202	—	—	—	25,154
Transchile	—	—	—	—	—	—
Efficientia	4,868	68	—	—	—	4,936
Cemig Comercializadora de Energia Incentivada	1,867	143	—	—	—	2,010
Companhia de Transmissão Centroeste de Minas	21,171	1,158	—	(1,346)	—	20,983
Light(2)	1,070,477	(11,316)	418	—	—	1,059,579
Cemig Trading	28,635	13,940	—	—	—	42,575
Axxiom Soluções Tecnológicas	19,264	(2,128)	—	—	—	17,136
Parati	—	—	—	—	—	—
Taesa	1,582,633	61,327	—	—	—	1,643,960
Cemig Overseas	20	—	—	—	—	20

	12,627,857	359,462	15,895	(3,034)	100,000	13,100,180

Consolidated	12/31/2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Others	03/31/2017
Companhia Transleste de Transmissão	21,588	1,305	—	(1,265)	—	—	21,628
Companhia Transudeste de Transmissão	20,505	997	—	—	—	—	21,502
Companhia Transirapé de Transmissão	23,952	1,202	—	—	—	—	25,154
Transchile	—
Companhia de Transmissão Centroeste de Minas	21,171	1,158	—	(1,346)	—	—	20,983
Light (2)	1,070,477	(11,316)	418	—	—	—	1,059,579
Axxiom Soluções Tecnológicas	19,264	(2,128)	—	—	—	—	17,136
LEPSA	343,802	1,577	(51)	—	—	—	345,328
RME	340,063	1,469	—	—	—	—	341,532
Hidrelétrica Cachoeirão	50,411	3,246	—	(2,641)	—	—	51,016
Guanhães Energia (1)	—	(1,510)	—	—	72,030	(59,071)	11,449
Hidrelétrica Pipoca	31,809	1,984	—	(1,284)	—	—	32,509
Madeira Energia (Santo Antônio Plant)	643,890	(23,075)	—	—	—	—	620,815
FIP Melbourne (Santo Antônio Plant)	677,182	(20,066)	—	—	—	—	657,116
Lightger	41,543	2,355	—	(642)	—	—	43,256
Baguari Energia	162,106	6,575	—	(259)	—	—	168,422
Central Eólica Praias de Parajuru	63,307	(509)	—	(406)	—	—	62,392
Central Eólica Volta do Rio	81,228	(2,207)	—	—	—	—	79,021
Central Eólica Praias de Morgado	59,586	(1,308)	—	—	—	—	58,278
Amazônia Energia(Belo Monte Plant)	781,022	8,832	—	—	45,039	—	834,893
Ativas Data Center (2)	17,741	(725)	—	—	—	2,003	19,019
Parati	—	—	—	—	—	—	—
Taesa	1,582,633	61,326	—	—	—	1	1,643,960
Renova	688,625	(28,246)	16,206	—	18,000	—	694,585
Usina Hidrelétrica Itaocara S,A,	2,782	—	—	—	—	—	2,782
Aliança Geração	1,319,055	23,152	—	—	—	—	1,342,207
Aliança Norte(Belo Monte Plant)	527,498	2,184	—	—	27,122	—	556,804
Retiro Baixo	161,848	3,369	—	—	—	—	165,217

Total of investments	8,753,088	29,641	16,573	(7,843)	162,191	(57,067)	8,896,583

Guanhães – uncovered liabilities of jointly-controlled entity (1)	(59,071)	—	—	—	—	59,071	—

Total	8,694,017	29,641	16,573	(7,843)	162,191	2,004	8,896,583

(1)	Transfer to uncovered liabilities.
(2)	Deactivation on fixed assets assigned cost of Light – R$ 815 and Comprehensive Income of R$ 1,233

c)	Information from the subsidiaries, jointly-controlled and affiliated entities, not adjusted for the percentage represented by the Company’s ownership interest

Company	Schedule 1Number of shares	03/31/2018			12/31/2017
	Schedule 1	Schedule 2Cemig interest Schedule 3%	(ii)Share capital	Equity	Schedule 1Cemig interest Schedule 2%	(iii)Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,837,710	5,041,111	100.00	1,837,710	4,793,832
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	97,463	49.00	35,000	118,280
Guanhães Energia	358,511,000	49.00	358,511	87,445	49.00	330,536	51,058
Hidrelétrica Pipoca	41,360,000	49.00	41,360	58,134	49.00	41,360	53,108
Retiro Baixo	222,850,000	49.90	222,850	265,849	49.90	222,850	257,880
Aliança Norte (Belo Monte Plant)	39,919,934,434	49.00	1,164,975	1,127,645	49.00	1,119,255	1,065,628
Madeira Energia (Santo Antônio Plant)	9,730,201,137	18.13	9,546,672	5,062,360	18.13	9,546,672	5,327,114
Lightger	79,078,937	49.00	79,232	86,555	49.00	79,232	83,331
Baguari Energia (1)	26,157,300,278	69.39	186,573	228,527	69.39	186,573	213,895
Renova (2)	417,197,244	36.23	2,919,019	659,265	36.23	2,919,019	779,808
Aliança Geração	1,291,582,500	45.00	1,291,488	1,938,580	45.00	1,291,488	1,857,905
Central Eólica Praias de Parajuru	70,560,000	49.00	70,560	86,125	49.00	70,560	88,976
Central Eólica Volta do Rio	117,230,000	49.00	117,230	103,250	49.00	117,230	115,694
Central Eólica Praias de Morgado	52,960,000	49.00	52,960	51,747	49.00	52,960	54,312
Amazônia Energia (1) (Belo Monte Plant)	1,281,030,446	74.50	1,281,030	1,229,115	74.50	1,229,600	1,163,160
Usina Hidrelétrica Itaocara S,A,	17,014,114	49.00	17,014	13,070	49.00	11,102	7,549
Cemig Distribuição	2,359,113,452	100.00	2,771,998	4,123,956	100.00	2,771,998	3,737,310
Light	203,934,060	26.06	2,225,822	3,355,834	26.06	2,225,822	3,461,971
Cemig Telecom (2)	—	—	—	—	100.00	292,399	247,313
Rosal Energia	46,944,467	100.00	46,944	131,567	100.00	46,944	106,897
Sá Carvalho	361,200,000	100.00	36,833	113,302	100.00	36,833	102,536
Gasmig	409,255,483	99.57	665,429	975,805	99.57	665,429	1,223,948
Horizontes Energia	39,257,563	100.00	39,258	60,689	100.00	39,258	53,165
Usina Térmica Ipatinga	174,281	100.00	174	4,985	100.00	174	4,932
Cemig PCH	35,952,000	100.00	35,952	106,549	100.00	35,952	96,944
LEPSA	1,379,839,905	100.00	406,341	442,321	100.00	406,341	455,861
RME	1,365,421,406	75.00	403,040	441,137	75.00	403,040	453,157
UTE Barreiro	16,902,000	100.00	16,902	18,130	100.00	16,902	17,982
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	31,403	100.00	486	18,403
Efficientia	6,051,994	100.00	6,052	7,448	100.00	6,052	7,084
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1,000	2,119	100.00	1,000	2,004
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	40,740	51.00	28,000	40,361
Cemig Trading	1,000,000	100.00	1,000	42,385	100.00	1,000	29,206
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	20,539	49.00	46,600	24,216
TAESA	1,033,496,721	21.68	3,042,034	4,564,829	21.68	3,042,034	4,346,746

1)	Jointly-control under a Shareholders’ Agreement
2)	On March 31 ,2018 Cemig Telecom was merged into the Company.

On March 31, 2018, the current liabilities of some jointly-controlled entities exceeded their current assets, as follows:

Light: On March 31, 2018, Light had consolidated negative working capital of R$ 1,744,131 (R$ 1,355,157 on December 31, 2017). The management of Light has been negotiating important renewal of its loans and financings, as creation of the Fund for Investment in Light Credit Rights (FIDC) and is in a new international bond issuance which will be the process of extending its debt maturity profile as well as expects a higher operating cash flow generation from the tariff adjustment, effective as from March 15, 2018, which resulted in an average increase in electricity bills of 10.36%. Management believes that by extending its debt maturity profile the current financial situation will be reverted.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 2,155,727, arises mainly from the balances of the accounts Suppliers, Other liabilities and Loans and financings. Mesa expects to adjust the flow of its debt servicing payments with the BNDES and the onlending banks, and the release of funds from the reserve account to be allocated to these payments, which will be replaced by a bank guarantee and operational cash generation.

Renova Energia: On March 31, 2018, Renova Energia reported loss of R$ 120,543 and accumulated losses of R$ 2,135,133. Renova Energia is required to obtain capital to comply with the construction commitments of wind and solar generating plants.

For this purpose it has taken several measures to rebalance its liquidity and cash flow structure through the sale of assets, using the funds to pay suppliers and amortize debt, as well as optimizing the portfolio, with sale of projects and/or operational assets.

The management of Renova Energia believes that with the success of these measures it will be possible to recover the economic and financial equilibrium, and liquidity.

Management has analyzed the indications of impairment referred to above and, based on available information and believes that there is no material uncertainty as to the continuation of the operations of these investees.

Investment in the Santo Antônio hydroelectric plant, through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

The Company has a direct and indirect investments, of 10% and 8.13% respectively, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,067,775 at March 31, 2018 (R$ 1,117,265 at December 31, 2017).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring construction costs related to the construction of the Santo Antônio hydroelectric plant. Total construction costs related to amounted to R$ 23,393,393 (Mesa, consolidated) on March 31, 2018. According to financial projections prepared by its management, such construction costs will be recovered through future revenues from operations as all the entity’s generation plants are currently under operation.

The Federal Public Attorneys’ Office, have conducted and are in the process of conducting investigations and other legal measures are in progress, involving other indirect Shareholders of Madeira Energia S.A. and certain executives of those other indirect Shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of Mesa and of its other Shareholders. In response to allegations of possible illegal activities, the investee and its other Shareholders have started an independent internal investigation. It is not possible to determine the results of these investigations, or the developments arising from them, which may at some time in the future affect the investee.

The effects of any changes to the current scenario will be reflected, appropriately, in the financial statements of the Company and its subsidiary Cemig GT.

The FID (Availability Factor)

On July 31, 2015, the Regional Federal Appeal Court accepted the request by Santo Antônio Energia S.A. (‘SAESA’ – a subsidiary of the investee Madeira Energia S.A.) for interim relief on appeal. This relief suspended the application of the Availability Factor (FID) related to the generating units of the Santo Antônio hydroelectric plant not dispatched by the National System Operator (ONS). This decision, which had ordered Aneel and the CCEE to adopt the necessary procedures to make that decision effective in the CCEE’s accounting and settlement, was suspended by the Higher Appeal Court (STJ), and after an unfavorable decision against SAESA in a constitutional appeal into the Supreme Federal Court (STF), the suspension was maintained. On March 31, 2018, SAESA had an amount accrued as current liabilities of R$ 691,464, representing the effect of the application of the FID in that claim.

SAESA expects and will make its best efforts to re-establish the effects of the interim injunction until final court decision.

On April 24, 2018, in an Extraordinary Meeting, Aneel granted interim relief in the administrative application presented by SAESA on April 19, 2018, for suspension of the payment of guarantees required by CCEE, and also the related financial settlement, in relation to the calculation of the availability factor (FID) of the Santo Antônio hydroelectric plant, in which the payment expired on that date.

After receiving the CCEE notification and recalculation of the debit relating to the FID, SAESA will present to Aneel a proposal for resolution of it, which should be previously approved by its Board of Directors.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 million partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for receivables in the amount of R$ 678,551 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are Shareholders in Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and manages that interest. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.74%.

NESA will still require significant funds for costs of organization, development and pre-operating costs, resulting in negative net working capital of R$ 2,371,188 as of March 31, 2018. The completion of the construction works for Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the schedule of works envisaged, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On April 7, 2015, NESA was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant” – ANEEL nº 595/2013 and its Concession contract 01/2010-MME. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on March 31, 2018 to approximately R$ 592,711.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other Shareholders of NESA and certain executives of those other Shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other Shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other Shareholders, a write-down of the value of the infrastructure of NESA, by R$ 183,000 was already recorded in 2015.

The effects of any changed in the current scenario will be reflected, appropriately, in the financial statements of the Company.

Investment in Renova Energia S.A. (‘Renova’)

Conclusion of negotiations with Brookfield

On February 23, 2018, Renova received a binding offer from Brookfield Energia Renovável S.A. (‘BER’) for acquisition of the assets of the whole Alto Sertão III Complex (‘ASIII Complex’), and also approximately 1.1 GW in certain wind projects under development. On February 27, 2018 the Board of Directors of Renova approved the proposal received and granted BER exclusivity for a further 30 (thirty) days, automatically renewable for 30 (thirty) additional days, for finalization of the documents of the transaction.

On May 10, 2018, Renova announced the closure of negotiations with BER involving the sale of assets, as no agreement was reached on the final terms of the transaction.

Renova’s management informed that they are working together with its controlling shareholders on a new restructuring plan aimed to equating the capital structure and honoring its commitments, which will inform the market as soon as possible.

Binding proposal by Cemig presented to Renova

On March 27, 2018 Cemig (the equity holder of Cemig GT) presented a binding proposal to the jointly-controlled entity Renova, for acquisition of 100% of the shares in Chipley SP Participações S.A. (‘Chipley’) held by Renova, or 51% of the shares in Brasil PCH S.A. held by Chipley. On May 3, 2018, Renova’s Board of Directors decided not to accept Cemig’s proposal.

Risks related to compliance with laws and regulations

On January 19, 2018, Renova responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force related to certain capital injections made by the equity holders of the parent of Renova, and capital injections made by Renova in certain projects under development in previous years. As a consequence, the governance bodies of Renova requested the opening of an internal investigation, which is being conducted by an independent party.

In addition, a monitoring committee was set up, composed by an independent counselor, the Chairman of the Audit Committee and the chairman of the Board of Directors, who, together with the Audit Committee, will monitor the internal investigation.

The investigation is in progress, and it is not possible to determine any effects of this investigation, nor any impacts on the interim financial information of Renova, of the Company for the quarter ended March 31, 2018.

16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	03/31/2018			12/31/2017

	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	224,924	(14,275)	210,649	224,924	(13,652)	211,272
Reservoirs, dams and watercourses	3,284,948	(2,071,751)	1,213,197	3,284,948	(2,051,372)	1,233,576
Buildings, works and improvements	1,117,515	(790,384)	327,131	1,116,990	(785,628)	331,362
Machinery and equipment	2,975,374	(2,105,220)	870,154	2,935,643	(2,062,092)	873,551
Vehicles	28,816	(25,991)	2,825	28,816	(25,711)	3,105
Furniture and utensils	16,103	(12,794)	3,309	16,109	(12,714)	3,395

	7,647,680	(5,020,415)	2,627,265	7,607,430	(4,951,169)	2,656,261

In progress	98,447	—	98,447	106,049	—	106,049

Net property, plant and equipment	7,746,127	(5,020,415)	2,725,712	7,713,479	(4,951,169)	2,762,310

Holding Company	03/31/2018			12/31/2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	—	82	—	—	—
Buildings, works and improvements	116	—	116	—	—	—
Machinery and equipment	265,765	(2,378)	263,387	3,627	(2,289)	1,338
Furniture and utensils	1,062	(644)	418	657	(644)	13

	267,025	(3,022)	264,003	4,284	(2,933)	1,351

In progress
Development Assets	9,484	—	9,484	459		459

Net property, plant and equipment	276,509	(3,022)	273,487	4,743	(2,933)	1,810

The changes in PP&E are as follow:

Consolidated	Balance of 12/31/2017	Addition	Disposals	Depreciation	Transfers / capitalizations	Balance of 03/31/2018
In service
Land	211,272	—	—	(623)	—	210,649
Reservoirs, dams and watercourses	1,233,576	—	—	(20,382)	3	1,213,197
Buildings, works and improvements	331,362	—	—	(4,680)	449	327,131
Machinery and equipment	873,551	—	(52)	(22,295)	18,950	870,154
Vehicles	3,105	—	—	(280)	—	2,825
Furniture and utensils	3,395	—	—	(86)	—	3,309

	2,656,261	—	(52)	(48,346)	19,402	2,627,265

In progress	106,049	12,398			(20,000)	98,447

Net property, plant and equipment	2,762,310	12,398	(52)	(48,346)	(598)	2,725,712

Consolidated	Balance of 12/31/2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	Balance of 03/31/2017
In service
Land	278,650	—	(61,287)	—	76	—	217,439
Reservoirs, dams and watercourses	1,761,013	—	(440,923)	303	(22,943)	63	1,297,513
Buildings, works and improvements	418,480	—	(68,971)	—	(4,876)	239	344,872
Machinery and equipment	1,171,189	—	(298,058)	(5,122)	(24,188)	31,296	875,117
Vehicles	4,230	—	—	—	(283)	—	3,947
Furniture and utensils	3,408	—	—	—	(102)	42	3,348

	3,636,970	—	(869,239)	(4,819)	(52,316)	31,640	2,742,236

In progress	138,106	12,490	(130)	(1,835)	—	(31,640)	116,991

Net property, plant and equipment	3,775,076	12,490	(869,369)	(6,654)	(52,316)	—	2,859,227

Holding Company	Balance of 12/31/2017	Merger Telecom (2)	Depreciation	Balance of 03/31/2018
In service
Land	—	82	—	82
Buildings, works and improvements	—	116	—	116
Machinery and equipment	1,338	262,138	(89)	263,387
Furniture and utensils	13	405	—	418

	1,351	262,741	(89)	264,003

In progress	459	9,025	—	9,484

Net property, plant and equipment	1,810	271,766	(89)	273,487

(1)	Transferred to Generation concession assets, in relation to the Jaguara, Miranda and Volta Grande Plants in the amount of R$ 799,117 and to Concession financial assets, in relation to the Volta Grande Plant in the amount of R$ 70,252.
(2)	Related to the merged of its subsidiary Cemig Telecom. See Note 1.

The average annual depreciation rate for the Company and its subsidiaries on the first quarter of 2018 is 3.14%. Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management.

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be paid to Cemig GT for the residual value of the infrastructure assets. Management believes that the amounts ultimately received will be higher than the historical residual value.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig is entitled to receive in cash. For contracts under which Cemig does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

Cemig GT is a partner in the electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, whose controls are being kept in fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled separately in the respective categories of PP&E and Intangible assets.

Holding Company e Consolidated	Interest in power output, %	Average annual depreciation rate %	03/31/2018	12/31/2017
In service
Queimado plant	82.5	4.05	217,185	217,109
Accumulated depreciation	—	—	(92,834)	(90,649)

Total in operation			124,351	126,460

In progress
Queimado plant	82.5	—	265	340

Total in construction			265	340

17.	INTANGIBLE ASSETS

Composition of the balance at March 31, 2018 and at December 31, 2017:

Consolidated	03/31/2018			12/31/2017

	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(2,158)	9,591	11,749	(1,990)	9,759
Paid concession	19,169	(11,421)	7,748	19,169	(11,251)	7,918
Assets of concession	17,953,788	(7,560,932)	10,392,856	17,837,687	(7,402,296)	10,435,391
Others	87,451	(65,977)	21,474	81,721	(64,533)	17,188

	18,072,157	(7,640,488)	10,431,669	17,950,326	(7,480,070)	10,470,256
In progress	736,111	—	736,111	685,672	—	685,672

Net intangible assets	18,808,268	(7,640,488)	11,167,780	18,635,998	(7,480,070)	11,155,928

Holding Company	03/31/2018			12/31/2017

	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Rights of software	23,879	(12,215)	11,664	3,789	(3,748)	41
Paid concession	9	(8)	1	9	(7)	2
Assets of concession	230	(64)	166	—	—	—

	24,118	(12,287)	11,831	3,798	(3,755)	43
In progress	2,321	—	2,321	2,414	—	2,414

Net intangible assets	26,439	(12,287)	14,152	6,212	(3,755)	2,457

Changes in Intangible assets:

Consolidated	Balance at 12/31/2017	Addition	Disposals	Amortization	Transfer (1)	Balance at 03/31/2018
In service
Useful life defined
Temporary easements	9,759	—	—	(168)	—	9,591
Paid concession	7,918	—	—	(170)	—	7,748
Assets of concession	10,435,391	(1,486)	(351)	(163,043)	122,345	10,392,856
Others	17,188	909	4,043	(1,264)	598	21,474

	10,470,256	(577)	3,692	(164,645)	122,943	10,431,669
In progress	685,672	182,556	(4,522)	—	(127,595)	736,111

Net intangible assets	11,155,928	181,979	(830)	(164,645)	(4,652)	11,167,780

(1)	The residual balance of the transfers refers to the balances transferred to financial assets.

Consolidated	Balance at 12/31/2016	Addition	Special obligations – write- down (1)	Jaguara, Volta Grande and Miranda plants	Disposals	Amortization	Transfer	Balance at 03/31/2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	—	—	10,434
Paid concession	8,597	—	—	—	—	(170)	—	8,427
Assets of concession	9,247,923		17,069	—	(1,830)	(147,352)	347,523	9,463,333

Others	17,430	—	—	(80)		(1,527)	614	16,437

	9,284,384	—	17,069	(80)	(1,830)	(149,049)	348,137	9,498,631

In progress	1,535,296	192,697	—	—	(8,019)	—	(373,343)	1,346,631

Net intangible assets	10,819,680	192,697	17,069	(80)	(9,849)	(149,049)	(25,206)	10,845,262

Holding Company	Balance at 12/31/2017	Merger Telecom (2)	Additions	Disposals	Amortization	Balance at 03/31/2018
In service
Useful life defined
Rights of software	41	11,550	101	—	(28)	11,664
Temporary easements	2				(1)	1
Assets of concession	—	166	—	—	—	166

	43	11,716	101	—	(29)	11,831
In progress	2,415	—	—	(94)	—	2,321

Net intangible assets	2,458	11,716	101	(94)	(29)	14,152

(1)	The write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98,236, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).
(2)	On March 31, Cemig Telecom was merged into the Company, see Note 1

The intangible asset easements, onerous concessions, assets of concession, and Others, are amortizable by the straight-line method and taking into account the consumption pattern of these rights. The Company and its subsidiaries have not identified any evidence of impairment of its intangible assets. The Company and its subsidiaries have no intangible assets with non-defined useful life. The amount of additions on March 31, 2018 includes R$ 8,272 (R$ 22,351 on March 31, 2017) of capitalized borrowing costs, as presented in Note 20.

The annual average amortization rate is 3.85% on the first quarter of 2018. The main annual amortization rate reflects the expected useful life of assets and pattern of their consumption by the management.

Under the regulations of the electricity sector, goods and facilities used in the distribution are linked to these services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Undoing of that link, for assets of an electricity concession requires that the proceeds of the disposal are used for purposes of the concession.

18.	SUPPLIERS

	Consolidated
	03/31/2018	12/31/2017
Energy on spot market – CCEE	149,417	468,216
Charges for use of energy network	151,519	153,146
Energy purchased for resale	713,276	870,654
Itaipu Binational	226,315	240,220
Gas purchased for resale	80,721	186,401
Materials and services	302,219	424,120

	1,623,467	2,342,757

19.	TAXES PAYABLE, INCOME TAX AND SOCIAL CONTRIBUTION TAX AND AMOUNTS TO BE REIMBURSED TO CUSTOMERS

a)	Taxes payable and amounts to be reimbursed to customers

	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Current
ICMS (I)	462,891	496,916	5,660	—
COFINS	103,419	126,065	1,359	2,484
PASEP	22,478	27,154	244	484
Social Security Contributions	17,868	19,522	1,820	1,913
Others	25,500	34,915	675	960

	632,156	704,572	9,758	5,841
Non-Current
COFINS	24,699	24,216	871	—
PASEP	4,063	3,983	189	—

	28,762	28,199	1,060	—

	660,918	732,771	10,818	5,841

Amounts to be reimbursed to customers
Non-current
Pasep and Cofins (II)	1,096,460	1,087,230	—	—

	1,096,460	1,087,230	—	—

(I)	The Tax Amnesty Program (PRCT).

In 2017 the subsidiaries Cemig D and Cemig GT joined the terms of the Minas Gerais State Tax Amnesty Program (Plano de Regularização de Créditos Tributários, or PRCT), for payment of ICMS through installments, updated and net of the reductions of penalty payments and interest as specified in State Law 22,549, and subsequent decrees that specified the conditions for payment of tax debits by installments.

The main tax issues that led to the decision of Cemig D to subscribe to the PRCT relate to ICMS on the CDE subvention in the period January 2013 to October 2016, and also to the classification of residential condominiums in the commercial category, which has a different ICMS rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount included in the PRCT for Cemig D, in the amount of R$ 557,673, net of the reduction in interest and penalty payments by 90%, was paid in 6 (six) installments, adjusted at a 50% of the Selic rate and the 6th installment was paid on April 2, 2018.

(II)	The long-term obligations for the Pasep and Cofins included the amounts relating to the Court challenge of the constitutionality of inclusion of the amount of ICMS tax within the base amount on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the Company wrote down the liabilities relating to these contributions and recorded a potential liability related to the reimbursement to its customers. On March 31, 2018, the liability to its customers in the amount of R$ 1,096,460 (R$ 1,087,230 on December 31, 2017), which is equivalent to the updated amount of the escrow deposits already made which total R$ 1,120,056 (R$ 1,110,376 on December 31, 2017), net of the Pasep and Cofins incident on its revenue from updating, in the amount of R$ 23,596 (R$ 23,146 on December 31, 2017). This liability was recorded considering that the subsidiary passes to its Customers the tax effects incident upon its electricity bill, maintaining the neutrality of tariffs. The restitution to Customers will depend upon the court escrow deposit being lifted and a decision by Aneel on the mechanisms to be adopted. The net effect arising from the recognition of this matter on the net income for the year 2017, was null.

b)	Income tax and social contribution tax

	Consolidated
	03/31/2018	12/31/2017
Current
Income tax	34,919	88,152
Social contribution tax	11,292	27,144

	46,211	115,296

20.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated
				03/31/2018			12/31/2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
KfW	2019	1,78%	EURO	4,320	211	4,531	4,383
Eurobonds (3)	2024	9.25%	USD	115,696	3,323,800	3,439,496	3,333,149
Banco do Brasil: Various Bonds (1)	2024	Various	US$	3,206	21,581	24,787	22,933
(-) Transaction costs				—	(14,516)	(14,516)	(15,400)
(-) Interest paid in advance				—	(46,473)	(46,473)	(47,690)

Debt in foreign currency				123,222	3,284,603	3,407,825	3,297,375
BRAZILIAN CURRENCY
Banco do Brasil S.A.	2021	140.00% of CDI Rate	R$	62,589	679,443	742,032	742,364
Banco do Brasil S.A.	2022	146.50% of CDI	R$	2,401	500,000	502,401	500,193
Caixa Econômica Federal	2018	119.00% of CDI	R$	—	—	—	8,346
Caixa Econômica Federal	2022	146.50% of CDI	R$	1,361	625,500	626,861	626,667
Eletrobrás	2023	UFIR; RGR + 6.00 to 8.00%	R$	14,466	30,881	45,347	49,789
Large customers	2024	Various	R$	2,068	2,375	4,443	4,304
FINEP	2018	TJLP + 5% and TJLP + 8%	R$	1,572	—	1,572	2,359
Consórcio Pipoca	2018	IPCA	R$	185	—	185	185
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	123,966	—	123,966	121,470
Sonda (2)	2021	110.00% of CDI	R$	—	43,275	43,275	41,993
(-) Transaction costs				(805)	(21,601)	(22,406)	(26,435)
Debt in Brazilian currency				207,803	1,859,873	2,067,676	2,071,235

Total of loans and financings				331,025	5,144,476	5,475,501	5,368,610

Debentures – 3rd Issue, 2nd Series (3)	2019	IPCA + 6.00	R$	145,756	—	145,756	301,065
Debentures – 3rd Issue, 3rd Series (3)	2022	IPCA + 6.20	R$	6,970	969,809	976,779	1,010,202
Debentures—5ª Issue—Single series (3)	2018	CDI + 1.70	R$	717,120	—	717,120	703,021
Debentures – 6th Issue, 1st series (3)	2018	CDI + 1.60	R$	517,750	—	517,750	507,692
Debentures – 6th Issue, 2nd series (3)	2020	IPCA + 8.07	R$	1,734	31,322	33,056	32,093
Debentures – 7th Issue, 1st series (3)	2021	140.00% of CDI	R$	168,574	1,373,237	1,541,811	1,683,557
Debentures – 3rd Issue—1st series (4)	2018	CDI + 0.69	R$	—	—	—	447,114
Debentures – 3rd Issue—2nd series (4)	2021	IPCA + 4.70	R$	501,139	1,000,841	1,501,980	1,537,147
Debentures – 3rd Issue – 3rd series (4)	2025	IPCA + 5.10	R$	5,294	891,324	896,618	920,197
Debentures – 4th Issue, single series (4)	2018	CDI + 4.05	R$	20,523	—	20,523	20,008
Debentures – 5th Issue, single series (4)	2022	146.50% of CDI	R$	5,791	1,575,000	1,580,791	1,576,220
Debentures (5)	2018	CDI + 1.60	R$	100,343	—	100,343	100,328
Debentures (5)	2018	CDI + 0.74	R$	33,349	—	33,349	33,350
Debentures (5)	2022	TJLP+1.82 (75%) e Selic+1.82 (25%)	R$	33,137	114,654	147,791	155,377
Debentures (5)	2019	116.50% of CDI	R$	116	50,000	50,116	50,330
Debentures (2)	2019	128.50% of CDI	R$	20,760	1,883	22,643	26,552
(–) FIC Pampulha: Securities of subsidiary companies (6)				(16,483)	—	(16,483)	(25,492)
(-) Transaction costs				(4,738)	(41,890)	(46,628)	(49,674)

Total, debentures				2,257,135	5,966,180	8,223,315	9,029,087

Overall total				2,588,160	11,110,656	13,698,816	14,397,697

Financing source	Principal maturity	Annual financial cost %	Currency	Holding Company
				03/31/2018			12/31/2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Sonda (2)	2021	110.00% do CDI	R$	—	43,275	43,275	—
(-) Transaction costs				—	(555)	(555)	—

Total of loans and financings				—	42,720	42,720	—

Debentures (2)	2019	128.50% do CDI	R$	20,760	1,883	22,643	—
(-) Transaction costs				(304)	(27)	(331)	—

Total, debentures				20,456	1,856	22,312	—

Overall total Holding Company				20,456	44,576	65,032	—

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 151,534, less the amounts given as Deposits in guarantee, with balance of R$ 126,747. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Holding Company
(3)	Cemig Geração e Transmissão
(4)	Cemig Distribuição
(5)	Gasmig
(6)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information on this fund, see Note 28.

For the debentures issued by the subsidiaries there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity clause for cross-default in the event of non-payment, by Company or Cemig GT, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million (“cross default”).

Guarantees

The guarantees of the debtor balance on loans and financings, on March 31, 2018, were as follows:

03/31/2018
Promissory Notes and Sureties	8,293,125
Receivables	3,959,463
Shares	1,250,893
Without guarantee	195,335

TOTAL	13,698,816

The composition of loans, financings and debentures, by currency and indexers, with the respective amortization, is as follows:

Consolidated	2018	2019	2020	2021	2022	2023	2024	After 2024	Total
Currency
Euros	4,320	211	—	—	—	—	—	—	4,531
US dollar	118,902	—	—	—	—	—	3,345,381	—	3,464,283

Total, currency denominated	123,222	211					3,345,381		3,468,814

Indexers
IPCA (1)	23,381	653,360	828,649	827,925	552,566	222,831	222,831	222,831	3,554,374
UFIR/RGR (2)	12,222	12,881	11,194	3,407	3,264	2,379	—	—	45,347
CDI (3)	1,572,217	994,117	1,118,917	1,526,055	1,432,140	—	—	—	6,643,446
URTJ/TJLP (4)	20,683	22,967	23,111	22,777	22,877	—	—	—	112,415
IGP-DI (5)	1,752	632	631	118	524	524	262	—	4,443

Total governed by indexers	1,630,255	1,683,957	1,982,502	2,380,282	2,011,371	225,734	223,093	222,831	10,360,025

(-) Transaction costs	(1,963)	(15,052)	(16,725)	(20,758)	(13,957)	(193)	(14,709)	(193)	(83,550)
(-) Interest paid in advance	—	—	—	—	—	—	(46,473)	—	(46,473)

Overall total	1,751,514	1,669,116	1,965,777	2,359,524	1,997,414	225,541	3,507,292	222,638	13,698,816

Holding Company	2018	2019	2020	2021	2022	2023	2024	After 2024	Total
Indexers
CDI (3)	15,110	7,533	—	43,275	—	—	—	—	65,918
Total governed by indexers	15,110	7,533	—	43,275	—	—	—	—	65,918

(-) Transaction costs	(220)	(111)		(555)					(886)

Overall total	14,890	7,422	—	42,720	—	—	—	—	65,032

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 1Q18, %	Accumulated change in 1Q17, %	Indexer	Accumulated change in 1Q18, %	Accumulated change in 1Q17, %
US dollar	0.48	(2.78)	IPCA	0.70	0.96
Euro	2.91	(1.42)	CDI	1.59	2.98
			TJLP	(3.57)	—

The changes in loans, financings and debentures were as follows:

	Consolidated	Holding Company
Balance at December 31, 2016	15,179,280	—
Monetary and exchange rate variation	44,555	—
Financial charges provisioned	468,742	—
Appropriation of transaction costs	15,030
Financial charges paid	(477,684)	—
Amortization of financings	(517,245)	—

Subtotal	14,712,678	—
FIC Pampulha: Securities of subsidiary companies	15,258	—

Balance at March 31, 2017	14,727,936	—

		—
Balance at December 31, 2017	14,397,697	—
Monetary and exchange rate variation	54,705	—
Financial charges provisioned	295,620	—
Appropriation of transaction costs	9,000	—
Financial charges paid	(344,753)	—
Amortization of financings	(722,462)	—

Subtotal	13,689,807	—
FIC Pampulha: Securities of subsidiary companies	9,009	—
Balance of loans arising from the merged of Cemig Telecom	—	65,032

Balance at March 31, 2018	13,698,816	65,032

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to working in progress, as follows:

	03/31/2018	03/31/2017
Costs of loans and financings	304,620	483,772
Financing costs on Intangible assets (1)	(8,272)	(22,351)

Net effect in Profit or loss	296,348	461,421

(1)	The average rate of capitalization of financing costs on Intangible assets were 9.64%p.a... in 2018 (17.17%p.a. in 2017).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, because they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required – Issuer	Ratio required – Cemig (Guarantor)	Compliance required
Banco do Brasil: Bank Credit Notes, and Fixed Credit Cemig GT (1)	Net debt / (Ebitda + Dividends received)

The following, or less:

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

The following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly
7th Debenture Issue Cemig GT (2)	Net debt / (Ebitda + Dividends received)	The following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly
Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant

The following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

The following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

Half-yearly
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th Debenture Issue CEMIG D (4)	Net debt / (Ebitda + Dividends received) Current liquidity

The following, or less:

7.5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on /after Dec. 31, 2021

0.6x on/after Dec. 31, 2017

The following, or less:

4.5 on December 31, 2017

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

0.6x on/ after Dec. 31, 2027

Half-yearly
Gasmig – Debentures (5)	Overall indebtedness (Total liabilities/Total assets) Ebitda / Debt servicing Ebitda / Net finance income (expenses) Net debt / Ebitda	Less than 0.6 1.3 or more 2.5 or more 2.5 or less	— — — —	Annual Annual Annual Annual

(1)	Through contractual amendments, a further early maturity clause was added to Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil, requiring compliance with a financial ratio similar to that required by the 7th Debenture Issue.
(2)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240 million.
(3)	There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 x in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda. In the event that ‘maintenance financial covenants’ are exceeded at any time, the interest rate will automatically be increased by 2% p.a. as long as the excess continues.
(4)	The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demand ability of compliance with the Covenants.
(5)	If Gasmig does not achieve the required covenants, Gasmig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

As of March 31, 2018, the Company was in compliance with the restrictive covenants.

21.	REGULATORY CHARGES

	Consolidated
	03/31/2018	12/31/2017
Liabilities
Global Reversion Reserve (RGR)	30,384	36,591
Energy Development Account (CDE)	129,390	206,022
Aneel inspection charge	2,131	2,154
Energy Efficiency	236,315	223,767
Research and development	239,425	233,398
Energy System Expansion Research	1,829	2,696
National Scientific and Technological Development Fund	3,330	5,066
Proinfa – Alternative Energy Program	6,495	6,612
Royalties for use of water resources	13,160	15,172
Emergency capacity charge	30,996	30,996
Customer charges – ‘Tariff Flag’ amounts	16	16

	693,471	762,490

Current liabilities	426,283	512,673
Non-current liabilities	267,188	249,817

22.	POST-RETIREMENT OBLIGATION

Changes in net liabilities were as follows:

Holding Company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	257,933	95,655	2,452	41,424	397,464
Expense recognized in statement of income	6,780	2,609	69	1,163	10,621
Contributions paid	(1,610)	(1,564)	(39)	(111)	(3,324)

Net liabilities on March 31, 2017	263,103	96,700	2,482	42,476	404,761

Net liabilities on December 31, 2017	333,484	111,568	2,659	11,786	459,497
Expense recognized in statement of income	7,917	2,694	64	320	10,995
Contributions paid	(2,029)	(1,657)	(38)	(78)	(3,802)

Net liabilities on March 31, 2018	339,372	112,605	2,685	12,028	466,690

				03/31/2018	12/31/2017

Current liabilities				13,426	12,974
Non-current liabilities				453,264	446,523

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411
Expense recognized in Statement of income	43,491	47,315	1,043	22,157	114,006
Contributions paid	(32,678)	(25,318)	(607)	(1,683)	(60,286)

Net liabilities on March 31, 2017	1,689,967	1,732,784	37,985	834,395	4,295,131

Net liabilities on December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181
Expense recognized in Statement of income	47,985	45,581	953	6,760	101,279
Contributions paid	(41,240)	(27,214)	(619)	(2,284)	(71,357)

Net liabilities on March 31, 2018	2,075,100	1,827,808	38,839	274,356	4,216,103

				03/31/2018	12/31/2017
Current liabilities				242,388	231,894
Non-current liabilities				3,973,715	3,954,287

The amounts recorded in current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months to amortize the post-retirement obligations.

The amounts reported as ‘Expense recognized in the statement of income’ refer to the costs of post-retirement obligations, totaling R$ 83,271 on March 31, 2018 (R$ 94,638 on March 31, 2017), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$ 18,007 on March 31, 2018 (R$ 19,368 on March 31, 2017)

Debt agreed with the pension fund (Forluz)

The Company recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 704,887 on March 31, 2018 (R$ 720,498 on December 31, 2017). This amount has been recognized as an obligation payable by the Company, and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Consumer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company and its subsidiaries maintain the record of the debt in full, and the effects of inflation adjustment and interest are recorded in the statement of income as finance expense.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D signed Debt Assumption Instruments to cover the Deficit of Plan A for the years 2015 and 2016. In March, 2018 the total amount payable by Cemig and its subsidiaries Cemig D and Cemig GT as a result of the deficit found in Plan A is R$ 383,964 (R$ 283,291 on December 31, 2017) with monthly amortizations up to December 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE. If the plan reaches actuarial surplus before the full period of amortization of the contracts, the Company and its subsidiaries will be exempted from payment of the remaining installments and the contracts will be extinguished.

23.	PROVISIONS

The Company and its subsidiaries are involved in certain legal and administrative proceedings in various courts and government bodies, arising from the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

The Company and its subsidiaries recorded Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	12/31/2017	Additions	Reversals	Settled	03/31/2018
Labor	473,874	17,054	—	(3,090)	487,838
Civil
Consumer relations	18,632	5,005	(320)	(4,519)	18,798
Other civil actions	43,105	82	(6,066)	(64)	37,057

	61,737	5,087	(6,386)	(4,583)	55,855

Tax	57,048	69	—	(27)	57,090
Environmental	45	28	—	(27)	46
Regulatory	39,812	3,385	—	(237)	42,960
Other	45,597	1,099	(2,782)	(42)	43,872

Total	678,113	26,722	(9,168)	(8,006)	687,661

	Consolidated
	12/31/2016	Additions	Reversals	Settled	03/31/2017
Labor	349,273	66,578	(3,272)	(14,196)	398,383
Civil					—
Consumer relations	14,741	3,489	(526)	(3,624)	14,080
Other civil actions	40,443	4,513	(31)	(397)	44,528

	55,184	8,002	(557)	(4,021)	58,608

Tax	69,922	1,594	—	(422)	71,094
Environmental	39	1	—	—	40
Regulatory	43,100	1,082	(4)	(79)	44,099
Corporate	239,445	—	—	—	239,445
Other	58,054	6,326	—	(1,532)	62,848

Total	815,017	83,583	(3,833)	(20,250)	874,517

		Holding Company
	12/31/2017	Merged of Telecom	Additions	Reversals	Settled	03/31/2018
Labor	38,603	22	1,110	—	(299)	39,436
Civil
Consumer relations	1,024	—	714	—	(307)	1,431
Other civil actions	958	—	14	—	—	972

	1,982	—	728	—	(307)	2,403

Tax	7,473	—	15	—	(12)	7,476
Regulatory	13,959	—	2,959	—	(40)	16,878
Other	1,177	—	31	(67)	—	1,141

Total	63,194	22	4,843	(67)	(658)	67,334

	Holding Company
	12/31/2016	Additions	Reversals	Settled	03/31/2017
Labor	34,928	2,463	(3,016)	(2,463)	31,912
Civil					—
Consumer relations	1,435	1	(412)	—	1,024
Other civil actions	3,238	604	(31)	(2)	3,809

	4,673	605	(443)	(2)	4,833

Tax	8,869	604	—	(113)	9,360
Regulatory	21,614	569	—	—	22,183
Corporate	239,445	—	—	—	239,445
Other	466	35	—	—	501

Total	309,995	4,276	(3,459)	(2,578)	308,234

The Company’s management and its subsidiaries, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these Interim Financial Information in relation to the the timing of any cash outflows, or any possibility of reimbursements, might occur. The management of the Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

The Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$ 1,973,864 (R$ 1,854,257 on December 31, 2017), of which R$ 487,838 (R$ 473,874 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company and its subsidiaries are involved in various civil actions relating to indemnity for moral and material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 48,922 (R$ 56,017 on December 31, 2017), of which R$ 18,798 (R$ 18,632 on December 31, 2017) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$ 221,703 (R$ 218,455 on December 31, 2017), of which R$ 37,057 (R$ 43,105 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added tax on goods and services); the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$ 162,910 (R$ 159,109 on December 31, 2017), of which R$ 42,414 (R$ 43,970 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$ 125,423 (R$ 121,948 on December 31, 2017). Of this total, R$ 14,676 has been recognized (R$ 13,078 on December 31, 2017) – this being the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 70,192 (R$ 68,097 on December 31, 2017) of which R$ 46 (R$ 45 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, mainly: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the Federal Government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 212,839 (R$ 222,434 on December 31, 2017), of which R$ 42,960 (R$ 39,812 on December 31, 2017) has been recognized as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 32,969 (R$ 31,987 at December 31, 2017), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

The Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations, with an estimated total amount of R$ 164,765 (R$ 170,158 on December 31, 2017), of which R$ 10,903 (R$ 13,655 on December 31, 2017) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – whose losses are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 The Company and its subsidiaries paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, The Company and its subsidiaries obtained an injection, which permitted to make an escrow deposit of R$ 121,834, which updated now represents the amount of R$ 269,367 (R$ 267,432 at December 31, 2017). The updated amount of the contingency is R$ 314,307 (R$ 311,138 on December 31, 2017) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,541,934 (R$ 1,647,343 on December 31, 2017). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 282,004 (R$ 274,836 on December 31, 2017), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax return – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximated amount of R$ 582,802 (R$ 576,386 on December 31, 2017). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and the understanding that mistaken assumptions were used by the tax authorities in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 214,670 (R$ 212,393 on December 31, 2017), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 329,491 (R$ 322,196 on December 31, 2017). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,244,323 (R$ 1,224,274 on December 31, 2017). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Electricity Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering Aneel’s Dispatch 288 of 2002. This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 294,881 (R$ 287,515 on December 31, 2017). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of Resolution CNPE 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions from April through December 2013 using the criteria prior to Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of Resolution CNPE 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, which is still pending of judgment.

The amount of the contingency is approximately R$ 206,919 (R$ 201,586 on December 31, 2017). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the Federal Government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 282,269 (R$ 275,458 on December 31, 2017). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 130,250 (R$ 126,664 on December 31, 2017).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 81,116 (R$ 79,378 on December 31, 2017).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 400,569 (R$ 397,897 on December 31, 2017), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$ 268,062 (R$ 261,281 on December 31, 2017), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Parent company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 82,335 (R$ 79,985 on December 31, 2017). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig D is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26,324 (R$ 26,149 on December 31, 2017), and no provision has been made. Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

24.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s issued and outstanding share capital on March 31, 2018 and December 31, 2017 is R$ 6,294,208, represented by 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (five Reais).

(a)	Capital Increase

On October 26, 2017, the Shareholders’ Extraordinary Meeting of Shareholders unanimously approved the proposal by the Board of Directors for a capital increase through issuance of up to 199,910,947 new shares, each with par value of R$ 5.00 with the same rights providing to those shares in the same class of shares that resulted in the capital increase.

Up to December 31, 2017, R$ 1,215,223 had been subscribed by Shareholders, and a total of 184,965,518 shares at the price of R$6.57, comprising 13,139,679 ON (common) shares and 1,815,750 PN (preferred) shares.

On March 21, 2018, Cemig sold the totality of the remaining shares not subscribed through a public offer of a single and indivisible lot of shares, which resulted in a financial volume of R$ 110,700. A total of 13,139,799 remaining common shares (ON) were sold for an average price of R$ 7.30, totaling R$ 95,773; and 1,815,750 remaining preferred shares (PN) were sold for an average price of R$ 8.22, for a total of R$14,927.

On April 23, 2018, the Shareholders’ Extraordinary General Meeting approved a Company capital increase in the amount of R$ 999,555, whose capital increased from R$ 6,294,208 to R$ 7,293,763, throughout the issue and subscription of 199,910,947 new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 common shares and 133,061,442 preferred shares.

The capital increase, considering the issuance price, represented proceeds of R$1,324,773. The difference, in the amount of R$ 325,218, will be allocated to the capital reserve account.

(b)	Earnings per share

Considering the capital increase on April 23, 2018 described above, the calculation of basic and diluted earnings is presented as follows:

Number of shares	03/31/2018	03/31/2017
Common shares already paid up	420,764,708	420,764,708
Common shares to be paid up	66,849,505	—
Treasury shares	(69)	—

	487,614,144	420,764,708
Preferred shares already paid up	838,076,946	838,076,946
Preferred shares to be paid up	133,061,442
Treasury shares	(560,649)	(560,718)

	970,577,739	837,516,228

Total	1,458,191,883	1,258,280,936

Basic and diluted earnings per share

	03/31/2018	03/31/2017
Net income for the period (A)	464,449	342,596
Total of shares (B)	1,458,191,883	1,258,280,936

Basic and diluted earnings per share (A/B) (R$)	0,319	0,2729

Considering the subscribed shares have the right to dividends for 2017 year, if these dividends had been considered in the calculation of the basic and diluted earnings per share for the first quarter of 2017, the result of the calculation would have been 0.2349.

The call and put options related to investments described in Note 29 could potentially dilute basic earnings per share in the future; however, they have not caused dilution on the earning per share in the presented periods.

(c)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	03/31/2018	12/31/2017
Adjustments to Actuarial liabilities – Employee benefits	(234,520)	(234,519)
Accumulated Other Comprehensive Income
Deemed cost of PP&E	648,694	638,517
Variation in fair value of financial asset available for sale in jointly-controlled entity	—	139
Cumulative translation adjustments	537	398
Adjustments to actuarial liabilities – Employee benefits	(1,241,559)	(1,241,144)
Financial instruments—Hedge	87	87

	(592,241)	(602,003)

Equity valuation adjustments	(826,761)	(836,522)

25.	REVENUE

The revenue of The Company and its subsidiaries are as follows:

	Consolidated
	03/31/2018	03/31/2017
Revenue from supply of energy(a)	5,397,905	5,771,613
Revenue from use of the electricity distribution systems (TUSD) (b)	373,741	463,049
CVA, and Other financial components in tariff increases (c)	441,156	(302,602)
Transmission revenue
Transmission concession revenue (d)	100,991	92,500
Transmission construction revenue (e)	1,063	2,920
Transmission indemnity revenue (g)	49,841	65,830
Generation Indemnity Revenue (h)	17,245	—
Distribution construction revenue (e)	176,797	197,639
Adjustment to expectation of cash flow from indemnifiable Financial asset of distribution concession (j)	792	1,227
Revenue from updating of the Concession Grant Fee (f)	81,827	79,506
Energy transactions on the CCEE (i)	134,327	226,648
Supply of gas	428,071	410,541
Fine for breach of standard continuity indicator (1)	(16,446)	—
Other operating revenues (k)	462,113	347,869
Deductions on revenue (l)	(2,713,992)	(2,543,810)

Net operating revenue	4,935,431	4,812,930

(1)	As mentioned in Note 2.2, as from January 1, 2018, these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.

a)	Revenue from energy supply

This table shows energy supply by type of customer:

	MWh (1)		R$
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Residential	2,593,117	2,537,050	1,917,981	1,991,413
Industrial	4,028,060	4,253,259	1,105,786	1,181,771
Commercial, Services and Others	2,042,937	1,912,090	1,069,278	1,140,139
Rural	765,502	798,476	342,763	368,314
Public authorities	213,598	210,613	120,850	131,139
Public lighting	343,406	334,480	124,416	129,852
Public services	322,058	314,937	134,272	144,258

Subtotal	10,308,678	10,360,905	4,815,346	5,086,886

Own consumption	12,124	9,262	—	—
Unbilled revenue	—	—	(81,954)	35,746

	10,320,802	10,370,167	4,733,392	5,122,632

Wholesale supply to other concession holders (2)	2,632,799	2,894,117	701,491	457,794

Wholesale supply unbilled, net	—	—	(36,978)	191,187

Total	12,953,601	13,264,284	5,397,905	5,771,613

(1)	Data not reviewed by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

A significant part of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and also by other generators. Thus, the charges for use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line.

c)	The CVA Account, and Other financial components

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 14.

d)	Transmission concession revenue

Transmission revenue comprises the amount received from agents of the electricity sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base in the amount of R$ 2,927 for the quarter ended March 31, 2018.

e)	Construction revenue

Entities that are within the scope of ICPC 01 (R1) should record a construction or improvement of the infrastructure of the concession in accordance with CPC 17 (R1) – Construction Contracts. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they are incurred, up to the reporting date. Any expected loss on construction contracts is recognized immediately as an expense. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, the Company’s management believed that revenues related to construction services are immaterial.

f)	Gain on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

g)	Transmission indemnity revenue

On the quarter ended March 31, 2018, the Company recognized revenue in the total amount of R$ 49,841 (R$ 65,830 on March 31, 2017), corresponded to updating, by the IPCA index, of the balance of indemnity receivable existing. See Note 14.

h)	Generation indemnity revenue

On the quarter ended March 31, 2018, the Company recognized revenue of R$ 17,245, for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. See Notes 14.

i)	Revenue from energy transactions in the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE.

j)	Adjustment to expected cash flow from Financial assets on residual value of infrastructure asses of distribution concessions

Monetary adjustment of the Regulatory Remuneration Asset Base resulting in the recognition of income from the adjustments on the expectation of cash flow from the Financial asset on the residual value of the infrastructure assets of distribution concessions.

k)	Other operating revenues

	Consolidated
	03/31/2018	03/31/2017
Charged service	2,936	2,056
Telecoms services	44,037	36,242
Services rendered	41,711	35,284
Subsidies (*)	265,272	242,682
Rental and leasing	20,915	28,936
Unpaid energy reimbursement (2)	84,092	—
Other	3,150	2,669

	462,113	347,869

(1)	Revenue recognized for the tariff subsidies applied to users of distribution services, reimbursed by Eletrobras.
(2)	Renewal of uncontracted energy due to alteration of electricity sales agreements CCEAR agreed between Santo Antônio Energia S. A., subsidiary of Madeira Energia, and Cemig Distribuição. The amount will be settled in 24 monthly installments and monthly updated by SELIC.

l)	Taxes and charges reported as deductions on revenue

	Consolidated
	03/31/2018	03/31/2017
Taxes on revenue
ICMS (VAT)	1,253,097	1,331,246
Cofins	558,380	529,287
PIS and Pasep	121,232	114,907
Others	2,248	1,900

	1,934,957	1,977,340
Charges to the customer
Global Reversion Reserve (RGR)	5,240	9,867
Energy Efficiency Program	13,213	12,787
Energy Development Account (CDE)	587,855	443,621
Research and Development (R&D)	8,513	10,453
National Scientific and Technological Development Fund (FNDCT)	8,513	10,453
Energy System Expansion Research (EPE of MME)	4,257	5,227
Customer charges – Proinfa alternative sources program	10,241	9,663
Energy Services Inspection Charge	6,217	8,310
Royalties for use of water resources	18,214	26,831
Customer charges – the ‘Flag Tariff’ system	116,772	29,258

	779,035	566,470

	2,713,992	2,543,810

26.	OPERATING COSTS AND EXPENSES

	Consolidated		Holding Company

	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Personnel (a)	331,664	381,208	7,469	16,676
Employees’ and managers’ profit sharing	19,577	18,884	1,411	492
Post-retirement benefits – Note 22	83,271	94,638	10,109	9,668
Materials	15,290	11,279	42	16
Outsourced services (b)	235,793	208,624	1,967	2,717
Energy purchased for resale (c)	2,263,693	2,093,088	—	—
Depreciation and amortization	212,991	201,365	118	135
Operating provisions (d)	133,207	208,532	39,311	16,468
Charges for use of the national grid	392,542	206,497	—	—
Gas purchased for resale	263,233	222,512	—	—
Construction costs (e)	180,669	200,559	—	—
Other operating expenses, net (f)	66,363	96,516	2,855	3,200

	4,198,293	3,943,702	63,282	49,372

a)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP 2018)

In March 2018, the Company approved the 2018 Employee Voluntary Severance Program (‘the 2018 PDVP’). Those eligible to take part were any employees who have worked with Cemig for 25 years or more by December 31, 2018. The 2018 PDVP will have its acceptance period from April 2 to 30, 2018 and it will pay the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

The 2018 PDVP, was accepted and signed-off by 175 employees, for which the estimated cost in the amount of R$ 28,129 will be recorded on the second quarter of 2018.

b)	Outsourced services

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Meter reading and bill delivery	30,696	33,376	—	—
Communication	18,409	14,846	126	62
Maintenance and conservation of electrical facilities and equipment	78,393	64,033	5	19
Building conservation and cleaning	25,930	22,502	58	167
Contracted labor	3,941	2,386	—	—
Freight and airfares	847	1,295	115	382
Accommodation and meals	2,584	2,998	39	41
Security services	4,978	5,313	—	—
Consultancy	3,288	2,994	38	150
Maintenance and conservation of furniture and utensils	595	782	—	—
Information technology	11,161	13,096	192	141
Maintenance and conservation of vehicles	498	5,741	—	14
Disconnection and reconnection	10,139	4,279	—	—
Environment	2,134	4,789	—	—
Legal services	4,781	2,893	271	292
Legal procedural costs	371	443	—	10
Tree pruning	4,029	3,657	—	—
Cleaning of power line pathways	5,973	1,076	—	—
Copying and legal publications	4,207	3,776	71	30
Inspection of customer units	1,863	628	—	—
Printing of tax invoices and energy bills	500	700	—	—
Other expenses	20,476	17,802	1,052	1,409

	235,793	208,624	1,967	2,717

c)	Energy purchased for resale

	Consolidated
	03/31/2018	03/31/2017
Supply from Itaipu Binacional	288,243	294,046
Physical guarantee quota contracts	171,384	109,154
Quotas for Angra I and II nuclear plants	66,712	60,944
Spot market	219,111	157,403
Proinfa Program	79,848	75,322
‘Bilateral’ contracts	105,085	71,913
Energy acquired in Regulated Market auctions	723,513	742,232
Energy acquired in the Free Market	823,936	788,110
Pasep and Cofins credits	(214,139)	(206,036)

	2,263,693	2,093,088

d)	Operating provisions (reversals)

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Estimated losses on doubtful receivables	76,183	66,195	—	—
Estimated losses on other accounts receivables	560	—	—	—
Contingency provisions (reversals) (1)
Labor claims	17,054	63,306	1,110	(553)
Civil	(1,299)	7,445	728	162
Tax	69	1,594	15	604
Environmental	28	1	—
Regulatory	3,385	1,078	2,959	569
Other	(1,683)	6,326	(36)	35

	17,554	79,750	4,776	817

	94,297	145,945	4,776	817

Adjustment for losses
Put option – Parati (Note 29)	34,535	15,651	34,535	15,651
Put option – SAAG (Note 29)	4,375	46,936	—	—

	38,910	62,587	34,535	15,651

	133,207	208,532	39,311	16,468

(1)	The contingency provisions of Holding Company are presented in the consolidated income statement as operating expenses.

e)	Construction cost

	Consolidated
	03/31/2018	03/31/2017
Personnel and managers	14,570	10,246
Materials	75,934	79,630
Outsourced services	74,028	87,797
Others	16,137	22,886

	180,669	200,559

f)	Other operating expenses (revenues), net

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Leasing and rentals	22,495	23,988	829	595
Advertising	1,512	832	4	—
Own consumption of energy	6,597	5,510	—	—
Subsidies and donations	1,805	3,533	—	—
Paid concession	778	752	—	—
Insurance	1,918	2,524	402	851
CCEE annual charge	1,924	2,028	—	—
Net loss (gain) on deactivation and disposal of assets	1,982	2,560	—	—
Forluz – Administrative running cost	7,862	6,471	278	320
Collection agents	17,458	17,452	—	—
Fine for violation of standard continuity indicator (1)	—	14,554	—	—

Other expenses	2,031	16,312	1,342	1,434

	66,362	96,516	2,855	3,200

(1)	As mentioned in Note 2.2, as from January 1, 2018 these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.

27.	FINANCE INCOME AND EXPENSES

	Consolidated		Holding Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
FINANCE INCOME
Income from cash investments	23,727	64,830	2,575	15,765
Arrears fees on sale of energy	75,662	72,864	—	—
Foreign exchange variations	2,508	8,387	—	—
Monetary variations	5,186	8,398	—	1,028
Monetary variations – CVA	447	—	—	—
Monetary updating on Court escrow deposits	6,452	9,936	7,347	4,232
Pasep and Cofins charged on finance income	(8,927)	(11,112)	(549)	(1,150)
Gain on Financial instruments (Note 29)	97,517	—	—	—
Adjustment to present value	6,790	12,303	—	—
Other	32,492	14,285	1,875	3,705

	241,854	179,891	11,248	23,580
FINANCE EXPENSES
Costs of loans and financings	(287,348)	(446,391)	—	—
Cost of debt – appropriation of transaction costs	(9,000)	(15,030)
Foreign exchange variations	(19,374)	—	—	—
Monetary updating – loans and financings	(38,673)	(43,407)	—	—
Monetary updating – onerous concessions	(664)	(380)	—	—
Charges and monetary updating on post-retirement obligation	(18,007)	(19,368)	(886)	(953)
Monetary updating – CCEE obligations	—	(9,562)	—	—
Monetary updating – CVA	—	(6,169)	—	—
Monetary updating – Advance sales of power supply	(3,619)	(12,561)	—	—
Other	(22,969)	(19,769)	(8)	(174)

	(399,654)	(572,637)	(894)	(1,127)

NET FINANCE INCOME (EXPENSES)	(157,800)	(392,746)	10,354	22,453

The Pasep and Cofins expenses apply to Interest on Equity.

28.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY / item	ASSETS		LIABILITIES		REVENUE		EXPENSES

	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Shareholder
Minas Gerais State Govt
Current
Customers and traders (1)	99,938	54,926	—	—	30,588	36,360	—	—
Public Lighting Contribution (CIP) (1)	1,311	1,220	—	—	—	—	—	—
Accounts Receivable—AFAC (2)	238,869	235,018	—	—	3,851	—	—	—
Non-current
Customers and traders (1)	36,617	50,349	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	874	1,119	—	—	—	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	—	—	7,087	7,105	—	—	(38,088)	(35,127)
Provision of services (4)	1,709	1,657	—	—	3,269	2,603	—	—
Interest on Equity, and dividends	45,315	72,315	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (3)	—	—	852	858	223	215	(1,805)	(1,630)
Services (4)	214	211	—	—	—	—	—	—
Madeira Energia
Current
Transactions with energy (3)	—	—	13,085	56,531	8,552	5,451	(148,493)	(140,026)
Advance for future power supply (5)	76,428	66,185	—	—	3,373	2,955	—	—
Reimbursement for decontracted supply (6)	42,046	—	—	—	135	—	—	—
Non-current
Advance for future power supply (5)	—	6,870	—	—	—	—	—	—
Reimbursement for decontracted supply (6)	35,038	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (3)	130	130	5,242	3,640	3,967	1,298	(43,411)	(27,208)
Lightger
Current
Transactions with energy (3)	—	—	—	—	—	—	(4,629)	(4,846)
Interest on Equity, and dividends	445	—	—	—	—	—	—	—
Hidrelétrica Pipoca
Current
Transactions with energy (3)	—	—	1,218	—	—	—	(5,167)	(3,567)
Interest on Equity, and dividends	—	584	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (3)	—	—	523	528	—	—	(1,142)	(1,486)
Interest on Equity, and dividends	2,581	2,581	—	—	—	—	—	—
Centroeste
Current
Interest on Equity, and dividends	1,201	—	—	—	—	—	—	—
Renova
Current
Transactions with energy (3)	—	—	43	1,744	—	—	(30,866)	(51,504)
Non-current
Advance for future delivery of power supply (7)	47,072	—	—	—	522	27,725	—	—
Accounts receivable (8)	358,789	350,200	—	—	8,589	17,043	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Current
Transactions with energy (3)	—	—	2,690	2,882	—	—	(5,972)	(6,547)
Light
Current
Transactions with energy (3)	2,720	1,128	484	483	15,584	12,489	(254)	(205)
Interest on Equity, and dividends	6,489	—	—	—	—	—	—	—

COMPANY / item	ASSETS		LIABILITIES		REVENUE		EXPENSES

	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Taesa
Current
Transactions with energy (3)	—	—	11.517	12.105	—	—	(31.613)	(28.498)
Services (4)	172	404	—	—	139	134	—	—
Companhia Transirapé de Transmissão
Current
Transactions with energy (3)	—	—	911	964	—	—	(2.353)	(2.433)
Services (4)	90	90	—	—	319	314	—	—
Interest on Equity, and dividends	—	1.413	—	—	—	—		—
Axxiom
Current
Provision of services (9)	—	—	2.605	2.982	—	—	—	—
Transudeste
Current
Transactions with energy (3)	—	—	182	191	—	—	(405)	(352)
Services (4)	156	175	—	—	130	150	—	—
Transleste
Current
Transactions with energy (3)	—	—	293	308	—	—	(653)	(697)
Services (4)	120	120	—	—	276	272	—	—
Hidrelétrica Cachoeirão
Current
Interest on Equity, and dividends	6.662	—	—	—	—	—	—	—
Parati
Current
Interest on Equity, and dividends	6.167	—	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	118.856	322.423	—	—	—	—	—	—
Securities	430.128	1.037.423	—	—	8.515	36.800	—	—
(-) Securities issued by subsidiary companies (10)	(16.483)	(25.493)	—	—	—	—	—	—
Non-current
Securities	9.949	30.124	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (11)	—	—	116.827	108.843	—	—	(47.985)	(43.491)
Supplementary pension contributions (12)	—	—	—	—	—	—	(19.092)	(21.651)
Administrative running costs (13)	—	—	—	—	—	—	(7.862)	(6.471)
Operational leasing (14)	—	—	1.616	4.998	—	—	(11.528)	(11.775)
Non-current
Post-retirement obligations (11)	—	—	1.958.273	1.959.512	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (15)	—	—	116.953	115.045	—	—	(46.534)	(48.358)
Non-current
Health Plan and Dental Plan (15)	—	—	1.749.964	1.633.291	—	—	—	—

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	This refers to sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by Aneel through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113,032 , to be settled in 24 installments, updated monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5,418, was settled in December 2017, and the others have due dates up to November, 2019.
(2)	This refers to the recalculation of the monetary updating of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred from administrative deposit to Accounts Receivable from Minas Gerais State, on September 30, 2017 (see Notes 11).
(3)	Transactions with energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(4)	Refers to a contract to provide plant operation and maintenance services.
(5)	In 2017, advance payments were made to Santo Antônio Energia, subsidiary of Madeira Energia. For the purposes of settlement invoices for energy supply to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used;

(6)	This refers to reimbursement of supply of energy that was decontracted due to alteration of Regulated Market Electricity Sale Contracts (CCEARs) between Santo Antônio Energia (subsidiary of Madeira Energia) and Cemig D (Distribution), with value totaling R$ 84,092, to be settled in 24 monthly installments, with monetary adjustment by the Selic rate. The first two installments were received in February and March 2018, and the others have due dates up to January 2020.
(7)	This refers to advance payments under Agreements for Incentive-bearing Power Supply becoming due in April through August 2018, discounted at 155% of the rate for Interbank Certificates of Deposit published by Cetip.
(8)	Cemig GT has an item of R$ 359 million receivable from Renova that will be paid in monthly installments over 2021 with actualization at 150% to 155% of the CDI rate.
(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2,657/2017.
(10)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(11)	The contracts of Forluz are updated by the Expanded Customer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) plus interest of 6% per annum and will be amortized up to the business year of 2031 (See Note 22).
(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(15)	Post-retirement obligations relating to the employees’ health and dental plan (see Note 22).

Dividends receivable from subsidiaries

	Consolidated		Holding Company
Dividends receivable	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Cemig GT	—	—	364,230	564,230
Other	68,938	76,893	14,443	38,819

	68,938	76,893	378,673	603,049

Guarantees on loans, financings and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the Interim Financial Information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	03/31/2018	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,532,991	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Financing	1,919,421	2034
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Debentures	804,199	2037
Centroeste	Jointly-controlled entity	Surety	Financing	7,573	2023

				5,947,799

(1)	Related to execution of guarantees of the Norte Energia financing.

At March 31, 2018, Management believes that there is no need to recognize any provisions in the Company’s Interim Financial Information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at March 31, 2018 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

(6)	This refers to reimbursement of supply of energy that was decontracted due to alteration of Regulated Market Electricity Sale Contracts (CCEARs) between Santo Antônio Energia (subsidiary of Madeira Energia) and Cemig D (Distribution), with value totaling R$ 84,092, to be settled in 24 monthly installments, with monetary adjustment by the Selic rate. The first two installments were received in February and March 2018, and the others have due dates up to January 2020.
(7)	This refers to advance payments under Agreements for Incentive-bearing Power Supply becoming due in April through August 2018, discounted at 155% of the rate for Interbank Certificates of Deposit published by Cetip.
(8)	Cemig GT has an item of R$ 359 million receivable from Renova that will be paid in monthly installments over 2021 with actualization at 150% to 155% of the CDI rate.
(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2,657/2017.
(10)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(11)	The contracts of Forluz are updated by the Expanded Customer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) plus interest of 6% per annum and will be amortized up to the business year of 2031 (See Note 22).
(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(15)	Post-retirement obligations relating to the employees’ health and dental plan (see Note 22).

Dividends receivable from subsidiaries

Dividends receivable	Consolidated		Holding Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Cemig GT	—	—	364,230	564,230
Other	68,938	76,893	14,443	38,819

	68,938	76,893	378,673	603,049

Guarantees on loans, financings and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the Interim Financial Information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	03/31/2018	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,532,991	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Financing	1,919,421	2034
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Debentures	804,199	2037
Centroeste	Jointly-controlled entity	Surety	Financing	7,573	2023

				5,947,799

(1)	Related to execution of guarantees of the Norte Energia financing.

At March 31, 2018, Management believes that there is no need to recognize any provisions in the Company’s Interim Financial Information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at March 31, 2018 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	03/31/2018
				Cemig 1.95%	Cemig GT 8.01%	Cemig D 3.22%	Other subsidiaries 32.00% (1)	Total 45.18%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	200	820	330	5.242	6.592
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	400	1.643	661	10.352	13.056

				600	2.463	991	15.594	19.648

Issuer of security	Type	Annual contractual conditions	Maturity	12/31/2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (1)	Total 72.28%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	420	2,706	2,005	2,152	7,283
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	834	5,375	3,983	4,276	14,468

				1,254	8,081	5,988	6,428	21,751

(1)	Refer to the other companies consolidated by Cemig, which also have a stake in investment funds.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council and the Board of Directors, for the three months periods ended March 31, 2018 and 2017, are as follows:

	03/31/2018	03/31/2017
Remuneration	7,703	6,623
Profit sharing	142	41
Assistance benefits	522	372

Total	8,367	7,036

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Financial instruments of the Company and its subsidiaries are: Cash and cash equivalents; Securities; Customers and Traders; Concession Holders – Energy Transport; Advances to suppliers; Concession financial assets related to infrastructure; Low-income subsidy; Funding from Energy Development Account (CDE); Investments in infrastructure; Restricted cash; Escrow deposits in litigation; Receivables from related parties; the CVA Account; and Other financial components; in tariff adjustments; the Minas Gerais State Tax Amnesty Program (PRCT); Loans and financings; Obligations under debentures; Obligations under concessions; Obligations to suppliers; Debt agreed with the pension fund (Forluz); Post-retirement obligations; Put options; and Swaps. Gains and losses on transactions are reported in full in the statement of income for the period or in Equity, by the accrual method.

The financial instruments of the Company and its subsidiaries are classified as follows:

◾	Amortized cost – this category contains: Cash and cash equivalents; Securities; Customers and traders; Concession holders (power transport); Restricted cash; Receivables from related parties; the CVA Account and Other financial components, in tariff adjustments; Low-income subsidy; Reimbursement of tariff subsidies; Other credits owed by Eletrobras; Escrow deposits in litigation; and Concession financial assets. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial instruments measured at fair value through profit or loss –

1.	Securities in the amount of R$ 419,624 (R$ 1,043,893 on December 31, 2017). They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

2.	Concession Financial Assets Related to the Distribution Infrastructure—measured through the remuneration base of the concession assets, according to the legislation established by the regulatory agency (ANEEL), taking into account the changes in the estimated cash flow, based on factors such as New Replacement Value (Valor Novo de Reposição, or VNR) and update by the IPCA, which are considered equivalent to the fair value at the date of these Interim Financial Information.

3.	Indemnities receivable – Transmission: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the Concession-granting power (“Grantor”), based on the fair value of the assets to be indemnified, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig.

4.	Indemnities receivable – Generation

◾	Plants operated under the ‘quotas’ regime: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the Concession Grantor, based on the assets fair value to be indemnified by the termination of the concession, updated by the Selic rate as from publication of Ministerial Order 291 of August 3, 2017. More details in Note 4.

◾	The Miranda and São Simão plants: measured at New Replacement Value (Valor Novo de Reposição, or VNR), based on the Company’s estimates, to be updated after such amount be authorized by Aneel.

5.	Derivative financial instruments—Swap transactions: recognized initially at their fair value and the attributable transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are accounted for in the Statement of income.

6.	Derivative financial instruments (put options): measured at fair value using the Black-Scholes-Merton (BSM) method.

◾	Other financial liabilities – Non-derivative financial liabilities: related to Loans and financings; debentures; debt agreed with the Pension Fund (Forluz); concessions payable; the Minas Gerais State tax regularization plan (PRCT); suppliers; advances from clients and CVA (Compensation for Changes in ‘Portion A’ Items). They are measured at amortized cost using the effective interest rate method.

Derivative financial instruments:

Put options

The Company holds options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model. This takes the following variables into account: exercise price of the option; closing price of the underlying asset on March 31, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On March 31, 2018 and December 31, 2017 the existing options were as follows:

Consolidated	Balance at 03/31/2018	Balance at 12/31/2017
Put option for shares in RME	541,767	507,232
Put option – SAAG	316,050	311,593
Put / call options – Ativas and Sonda	(3,883)	(3,801)

	853,934	815,024

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BCM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on March 31, 2018 is ascertained on the basis of free cash flow to equity holders (FCFE), expressed by equivalence of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 316,050 (R$311,593 on December 31, 2017) is recorded in the Company’s Interim Financial Information, for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Consolidated
Balance on December 31, 2016	196,173
Adjustment to fair value	46,936

Balance on March 31, 2017	243,109

Balance on December 31, 2017	311,593
Adjustment to fair value	4,457

Balance on March 31, 2018	316,050

Cemig GT made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 5.66% to 9.66% p.a., and for volatility between 19% and 79% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 284,810 and R$ 375,389, respectively.

Put options of RME

Cemig granted a put option to Fundo de Participações Redentor – which is now a Shareholder of Rio Minas Energia Participações S.A. (RME) – the right for Redentor to sell all RME’s shares, originally exercisable in May 2016. The exercise price of the option is calculated based on the sum of the value of the amounts injected by the Fund, plus the expenses of the fund, less Interest on Equity, and dividends, distributed by RME.

The exercise price is subject to monetary updating by the CDI (Interbank CD) plus financial remuneration at 0.9% per year.

RME owns common and preferred shares of Light, and currently exercise jointly control, with the Company, the activities of that investee. Therefore, this option was considered to be a derivative instrument, accounted at fair value through profit or loss.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV’ Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the date of the Put option granted by Cemig to the Shareholder Banks, the new exercise date being moved from November 30, 2017 to November 30, 2018.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, for the three months period ended on March 31, 2018 and 2017, has been as follows:

Balance on December 31, 2016	1,149,881
Variation in fair value	15,651

Balance on March 31, 2017	1,165,532

Balance on December 31, 2017	507,232
Variation in fair value	34,535

Balance on March 31, 2018	541,767

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the share of Light on March 31, 2018 (as a reference for the value of the indirect equity interest held by the direct Shareholders of RME in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 2.55% p.a. to 10.55% p.a., and for volatility between 20.0% and 90.0% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 525,279 and R$ 558,945, respectively.

Sonda options

As part of the shareholding restructuring process, Cemig Telecom and Sonda signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda). Considering the merger of Cemig Telecom into Cemig, occurred on March 31, 2018, the option contract is now between Cemig and Sonda.

These resulted in Cemig Telecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the Interim financial information for March, 2018. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on March 31, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is March 31, 2018, the same date of closing of the Company’s Interim Financial information, and the methodology used to calculate the Company’s fair value is Discounted Cash Flow (CDF) in the amount of the Ativas by Sonda, held on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on March 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyzes and on information of comparable listed companies.

The net effect of the calculation of the call and put options in shares of Ativas amounted to a credit amount of R$ 82 in the income statement for the three-months period ended on March 31, 2018.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. The net result of these transactions was positive adjustment, on March 31, 2018, of R$ 97,517, recorded in finance income (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The table below shows the derivative instruments contracted by Cemig GT at March 31, 2018 and December 31, 2017:

Cemig’s right (1)	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted (2)		Unrealized gain / loss		Unrealized gain / loss
						Amount according to contract 03/31/2018	Fair value 03/31/2018	Amount according to contract 12/31/2017	Fair value 12/31/2017
US$: FX variation + Rate (9.25% p.a.)	R$: 150.49% of CDI	03/2018 to 12/2024	Over the counter	US$	1,000,000	69,865	65,055	50,792	(32,462)

1)	For the principal, the swap operation has a low limit of R$ 3.25 and high limit of R$ 5.00.
2)	In thousands of US$.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and the Company is guarantor of the derivative instruments contracted by Cemig GT.

Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company and its subsidiaries are exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	03/31/2018		12/31/2017

	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 20)	1,042,203	3,464,283	1,014,535	3,356,082
Suppliers (Itaipu Binacional)	68,085	226,315	73,698	240,220

	1,110,288	3,690,598	1,088,233	3,596,302
Euros
Loans and financings – Euros (Note 20)	1,363	4,531	1,105	4,383

Net liabilities exposed		3,695,129		3,600,685

(*) BNDES Currency—reflects the weighted average of the exchange variations in the BNDES Currency Basket

Sensitivity analysis

Based on information from its financial consultants, the Company and its subsidiaries estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at March 31, 2019 will be an appreciation of the dollar by 5.23%, to R$ 3.50/US$, and depreciation of the Euro by 1.32%, to R$ 4.03/€. The Company and its subsidiaries have made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base Scenario 03/31/2018	‘Probable’ scenario US$1=R$3.50 EUR1=R$4.03	‘Possible’ scenario FX depreciation 25.00% US$1=R$4.37 EUR1=R$5.04	‘Remote’ scenario FX depreciation 50.00% US$1=R$5.25 EUR1=R$6.05
US dollar
Loans and financings	3,464,283	3,645,626	4,557,554	5,468,439
Suppliers (Itaipu Binacional)	226,315	238,162	297,737	357,243

	3,690,598	3,883,788	4,855,291	5,825,682

Euros
Loans and financings	4,531	4,471	5,589	6,707

Net liabilities exposed	3,695,129	3,888,259	4,860,880	5,832,389

Net effect of exchange rate variation		193,130	1,165,751	2,137,260

Interest rate risk

On March 31, 2018 the Company is exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	03/31/2018	12/31/2017
Assets
Cash equivalents – Cash investments (Note 5)	380,330	916,762
Securities (Note 6)	448,449	1,088,137
Accounts receivable – Renova (Note 28)	358,789	350,200
Advance for future delivery of energy supply	174,600	122,920
Restricted cash	108,197	106,227
CVA and in tariffs – Selic rate (Note 14)	397,760	369,010
Receivable for residual value – Generation – SELIC *(Note 14)	1,101,591	1,084,346
Reimbursement – Energy Depletion (Note 28)	77,084
Credits owed by Eletrobras	—	4,216

	3,046,800	4,041,818
Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(6,643,446)	(7,202,558)
Loans, financings and debentures – TJLP (Note 20)	(112,415)	(118,891)
Advance sales of energy supply – CDI	(176,871)	(188,344)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(155,214)	(414,800)
Adherence to the Tax Amnesty Program (PRCT) (Note 19)	—	(282,876)

	(7,087,946)	(8,207,469)

Net liabilities exposed	(4,041,146)	(4,165,651)

(*) Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that, in a probable scenario, on March 31, 2019 the Selic and TLP rates will be 6.25%. The Company and its subsidiaries have made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of scenarios for the path of interest rates considers the projections made by The Company and its subsidiaries, based on its financial consultants.

Risk: Increase in Brazilian interest rates	03/31/2018	March 31, 2019

	Book value	‘Probable’ scenario Selic 6,25% TJLP 6,25%	‘Possible’ scenario Selic 7,81% TJLP 7,81%	‘Remote’ scenario Selic 9,38% TJLP 9,38%
Assets
Short-term investments	380,330	404,101	410,034	416,005
Securities	448,449	476,477	483,473	490,514
Accounts receivable – Renova (Note 28)	358,789	381,213	386,810	392,443
Advance for future delivery of energy supply	174,600	185,513	188,236	190,977
Restricted cash	108,197	114,959	116,647	118,346
CVA and Other financial components in tariff adjustments – Selic rate	397,760	422,620	428,825	435,070
Reimbursement – Energy Depletion (Note 28)	77,084	81,902	83,104	84,314
Receivable for residual value – Generation – SELIC (Note 14)	1,101,591	1,170,440	1,187,625	1,204,920

	3,046,800	3,237,225	3,284,754	3,332,589

Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(6,643,446)	(7,058,661)	(7,162,299)	(7,266,601)
Loans, financings and debentures – TJLP (Note 20)	(112,415)	(119,441)	(121,195)	(122,960)
Advance sales of energy supply – CDI	(176,871)	(187,925)	(190,685)	(193,461)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(155,214)	(164,915)	(167,336)	(169,773)

	(7,087,946)	(7,530,942)	(7,641,515)	(7,752,795)

Net assets (liabilities) exposed	(4,041,146)	(4,293,717)	(4,356,761)	(4,420,206)

Net effect of variation in interest rates		(252,571)	(315,615)	(379,060)

Risk of increase in inflation

The Company and its subsidiaries are not exposed to the risk of inflation rise due to having more assets than liabilities indexed to the variation of inflation indicators, as follows:

Exposure to increase in inflation	03/31/2018	12/31/2017
Assets
Concession financial assets related to Distribution infrastructure—IPCA (Note 14)	112,034	110,832
Amounts receivable from the Government of the State of Minas Gerais—IGPM (TARD)	109,473	107,614
Receivable for residual value – Transmission – IPCA (Note 14)	1,852,673	1,928,038
Concession Grant Fee – IPCA (Note 14)	2,357,819	2,337,135

	4,431,999	4,483,619

Liabilities
Loans, financings and debentures – IPCA (Note 20)	(3,554,376)	(3,800,889)
Debt agreed with pension fund (Forluz) – IPCA	(704,887)	(720,498)
Forluz deficit of pension plan	(383,964)	(283,291)

	(4,643,227)	(4,804,678)

Net assets (liabilities) exposed	(211,228)	(321,059)

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company and its subsidiaries estimates that, in a probable scenario, on March 31, 2019 the IPCA inflation index will be 4.32%. The Company and its subsidiaries has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation	03/31/2018	March 31, 2019

	Amount Book value	‘Probable’ scenario IPCA 4,32% IGPM 4,15%	‘Possible’ scenario IPCA 5,40% IGPM 5,19%	‘Remote’ scenario IPCA 6,48% IGPM 6,23%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (Note 14)	112,034	116,874	118,084	119,294
Receivable for residual value – Transmission – IPCA (Note 14)	1,852,673	1,932,708	1,952,717	1,972,726
Amounts receivable from the Government of the State of Minas Gerais—IGPM	109,473	114,016	115,155	116,293
Concession Grant Fee – IPCA (Note 14)	2,357,819	2,459,677	2,485,141	2,510,606

	4,431,999	4,623,275	4,671,097	4,718,919
Liabilities

Loans, financings and debentures – IPCA (Note 20)	(3,554,376)	(3,707,925)	(3,746,312)	(3,784,700)
Debt agreed with pension fund (Forluz) – IPCA	(704,887)	(735,338)	(742,951)	(750,564)
Forluz deficit of pension plan	(383,964)	(400,551)	(404,698)	(408,845)

	(4,643,227)	(4,843,814)	(4,893,961)	(4,944,109)

Net assets (liabilities) exposed	(211,228)	(220,539)	(222,864)	(225,190)

Net effect of variation in IPCA and IGP–M indices		(9,311)	(11,636)	(13,962)

(*) Part of the financial asset of the concession related to the Regulatory Remuneration Base approved by ANEEL after the 3rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of energy by the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	84,878	263,373	3,091,723	10,944,063	6,119,686	20,503,723
Onerous concessions	248	490	2,117	9,657	14,915	27,427
Debt agreed with pension plan (Forluz)	22,492	22,495	103,165	612,034	217,109	977,295
Solution plan for deficit of the pension plan (Forluz) (Note 23)	6,868	13,802	63,218	375,038	1,068,361	1,527,287

	114,486	300,160	3,260,223	11,940,792	7,420,071	23,035,732
- Fixed rate
Suppliers	1,400,653	125,111	23,953	—	—	1,549,717

	1,515,139	425,271	3,284,176	11,940,792	7,420,071	24,585,449

Holding Company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	—	4,064	17,633	55,452	—	77,149
Debt agreed with pension plan (Forluz)	1,107	1,107	5,076	30,112	10,682	48,084
Solution plan for deficit of the pension plan (Forluz) (Note 23)	169	339	1,555	9,226	26,281	37,570

	1,276	1,446	6,631	39,338	36,963	85,654
- Fixed rate

Suppliers	6,632	—	—	—	—	6,632

	7,908	1,446	6,631	39,338	36,963	92,286

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company used numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of clients with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customer’s base.

The allowance for doubtful debtors constituted on March 31, 2018, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, and was R$ 726,175.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)*
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

*	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business. The regulatory limit for 100% pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 100% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure is to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension, coming into force on January 1, 2016, brought changes to the present contract. Under the new contract, continuity of the concession is conditional upon compliance by the distributor with new criteria for quality and economic-financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectrical plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of the generation of energy using the thermal plants potentially could lead to cost increases for the energy distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. For more details please see Note 20.

Capital management

This table shows comparisons of the Company’s net liabilities and its Equity as follows:

	03/31/2018	12/31/2017
Total liabilities	25,897,512	27,909,453
(–) Cash and cash equivalents	(422,328)	(1,030,257)
(–) Restricted cash	(108,197)	(106,227)

Net liabilities	25,366,987	26,772,969

Total equity	14,836,745	14,330,136

Net liabilities / equity	1.71	1.87

30.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

◾	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

The following is a summary of the financial instruments and their respective fair values:

	Balance on March 31, 2018	Fair value at March 31, 2018
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Amortized cost
Cash equivalents – Investments	380,330	—	380,330	—
Securities – Investments	28,825	—	28,825	—
Consumers and Traders; Concession holders (power transport)	3,652,038	—	3,652,038	—
Restricted cash	108,197	—	108,197	—
Advances to suppliers	174,600	—	174,600	—
Accounts receivable from the State of Minas Gerais	238,869	—	238,869	—
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	397,760	—	—	397,760
Reimbursement of tariff subsidies	225,493	—	225,493	—
Low-income subsidy	27,043	—	27,043	—
Escrow deposits in litigation	2,359,736	—	2,359,736	—
Concession financial assets – Transmission infrastructure	546,672	—	—	546,672
Concession grant fee – Generation concessions	2,357,819	—	—	2,357,819
Other	1,157,403	—	1,157,403	—

	11,654,785	—	8,352,534	3,302,251
Fair value through profit or loss
Securities
Bank certificates of deposit	1,774	—	1,774	—
Treasury Financial Notes (LFTs)	221,567	221,567	—	—
Financial Notes – Banks	189,033	—	189,033	—
Debentures	7,250	—	7,250

	419,624	221,567	198,057	—
Derivative financial instruments – Swaps	72,735	—	—	72,735
Concession financial assets – Distribution infrastructure	375,758	—	—	375,758
Indemnities receivable – Transmission	1,852,673	—	—	1,852,673
Indemnities receivable – Generation	1,918,002	—	—	1,918,002

	4,638,792	221,567	198,057	4,219,168
	16,293,577	221,567	8,550,591	7,521,419
Liabilities
Amortized cost
Loans, financings and debentures	(13,698,816)	—	(13,698,816)	—
Debt agreed with pension fund (Forluz)	(1,088,851)	—	(1,088,851)	—
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	(155,214)	—	—	(155,214)
Concessions payable	(21,145)	—	—	(21,145)
The Minas Gerais State Tax Debits Regularization Plan (PRCT)	(92,946)	—	(92,946)	—
Suppliers	(1,623,467)	—	(1,623,467)	—
Advances from clients	(176,871)	—	(176,871)	—

	(16,857,310)	—	(16,680,951)	(176,359)
Fair value through profit or loss
Derivative financial instruments – Swaps	(7,680)	—	—	(7,680)
Derivative financial instruments – RME put options	(541,767)	—	(541,767)	—
Derivative financial instruments (SAAG and Sonda Put options)	(312,167)	—	—	(312,167)

	(861,614)	—	(541,767)	(319,847)

	(17,718,924)	—	(17,222,718)	(496,206)

	Balance on December 31, 2017	Fair value at December 31, 2017
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Amortized cost
Cash equivalents – Investments	916,762	—	916,762	—
Securities – Investments	44,244	—	44,244	—
Consumers and Traders; Concession holders (power transport)	4,140,720	—	4,140,720	—
Restricted cash	106,227	—	106,227	—
Advances to suppliers	122,920	—	122,920	—
Accounts receivable from the State of Minas Gerais	235,018	—	235,018	—
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	369,010	—	—	369,010
Reimbursement of tariff subsidies	77,086	—	77,086	—
Low-income subsidy	26,660	—	26,660	—
Escrow deposits in litigation	2,335,632	—	2,335,632	—
Concession financial assets – Transmission infrastructure	547,800	—	—	547,800
Concession grant fee – Generation concessions	2,337,135	—	—	2,337,135
Other	1,154,404	—	1,154,404	—

	12,413,618	—	9,159,673	3,253,945
Fair value through profit or loss
Securities
Bank certificates of deposit	2,652	—	2,652	—
Treasury Financial Notes (LFTs)	739,945	739,945	—	—
Financial Notes – Banks	290,004	—	290,004	—
Debentures	11,292	—	11,292

	1,043,893	739,945	303,948	—

Derivative financial instruments – Swaps	8,649	—	—	8,649
Concession financial assets – Distribution infrastructure	369,762	—	—	369,762
Indemnities receivable – Transmission	1,928,038	—	—	1,928,038
Indemnities receivable – Generation	1,900,757	—	—	1,900,757

	5,251,099	739,945	303,948	4,207,206

	17,664,717	739,945	9,463,621	7,461,151

Liabilities
Amortized cost
Loans, financings and debentures	(14,397,697)	—	(14,397,697)	—
Debt agreed with pension fund (Forluz)	(1,003,789)	—	(1,003,789)	—
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	(414,800)	—	—	(414,800)
Concessions payable	(21,227)	—	—	(21,227)
The Minas Gerais State Tax Debits Regularization Plan (PRCT)	(282,876)	—	(282,876)	—
Suppliers	(2,342,757)	—	(2,342,757)	—
Advances from clients	(232,762)	—	(232,762)	—

	(18,695,908)	—	(18,259,881)	(436,027)
Fair value through profit or loss
Derivative financial instruments – Swaps	(41,110)	—	—	(41,110)
Derivative financial instruments – RME put options	(507,232)	—	(507,232)	—
Derivative financial instruments (SAAG and Sonda Put options)	(307,792)	—	—	(307,792)

	(856,134)	—	(507,232)	(348,902)

	(19,552,042)	—	(18,767,113)	(784,929)

Fair value calculation of financial positions

Concession financial assets related to infrastructure: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established in regulations by the Concession grantor (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Concession financial assets is shown in Note 14.

Indemnities receivable – Transmission: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the assets to be indemnified as a result of acceptance of the terms of Law 12,783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig.

Indemnities receivable – Generation:

◾	Plants operated under the ‘quotas’ regime: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the concession Grantor, based on the assets fair value to be indemnified by the termination of the concession, updated by the Selic rate as from publication of Ministerial Order 291 of August 3, 2017. More details in Note 4.

◾	The Miranda and São Simão plants: measured at New Replacement Value (Valor Novo de Reposição, or VNR), based on Company’s estimates to be used after such amount be authorized by Aneel.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company adopted the Black-Scholes-Merton method for measuring the fair value of the SAAG, RME, Lepsa and Sonda options. The fair value of these options was calculated based on the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, and brought to present value at the reporting date. The movement in relation to the put options, and other information, is given in Note 14.

Swap transactions: The fair value of the swap transactions was calculated based on the security market value at the due date brought to present value using discount factor from the market yield curve in Reais.

Other financial liabilities: The Company has calculated the fair value of its loans, financings and debentures using 146.5% of the CDI rate – based on its most recent borrowings. For the loans, financings and debentures, and debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 0.69% to 5.62%, the Company considered fair value to be substantially equal to book value.

31.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results and are aligned with the regulatory framework of the Brazilian electricity sector, with different legislation for the sectors of generation and transmission of electric energy.

The Company also operates in the markets of gas and telecommunications, through its subsidiaries Gasmig and Cemig Telecom (see Note 1), and other businesses which are not material to its results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The tables below show segment information for March 31, 2018 and 2017:

INFORMATION BY SEGMENT AS OF MARCH 31, 2018
	ELECTRICITY			GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,029,538	3,829,674	19,051,688	1,845,118	—	1,887,499	(6,564)	40,636,953
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,760,661	1,167,791	1,865,730	—	—	27,180	—	7,821,362
ADDITIONS TO THE SEGMENT	87,984	—	170,074	10,243	—	8,645	—	276,946
ADDITIONS TO FINANCIAL ASSETS	—	1,063	—	—	—	—	—	1,063
NET REVENUE	1,473,883	139,272	2,983,541	346,954	36,459	31,657	(76,335)	4,935,431
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(796,464)	—	(1,485,293)	—	—	(3)	18,067	(2,263,693)
Charges for use of the national grid	(70,394)	—	(370,845)	—	—	—	48,697	(392,542)
Gas purchased for resale	—	—	—	(263,233)	—	—	—	(263,233)

Operational costs, total	(866,858)	—	(1,856,138)	(263,233)	—	(3)	66,764	(2,919,468)
OPERATING COSTS AND EXPENSES
Personnel	(55,527)	(25,179)	(225,825)	(11,215)	(4,785)	(9,133)	—	(331,664)
Employees’ and managers’ profit sharing	(3,006)	(1,654)	(13,856)	—	351	(1,412)	—	(19,577)
Post-retirement obligations	(11,634)	(6,229)	(55,300)	—	—	(10,108)	—	(83,271)
Materials	(1,609)	(554)	(12,546)	(323)	(220)	(44)	6	(15,290)
Outsourced services	(23,009)	(6,874)	(198,675)	(3,561)	(6,719)	(1,594)	4,639	(235,793)
Depreciation and amortization	(40,995)	—	(144,893)	(17,885)	(9,089)	(129)	—	(212,991)
Operating provisions (reversals)	(7,973)	(1,029)	(84,765)	—	(213)	(39,309)	81	(133,208)
Construction costs	—	(1,063)	(170,074)	(6,722)	(2,810)	—	—	(180,669)

Other operating expenses, net	(10,126)	(2,864)	(47,252)	(2,965)	(4,818)	(3,182)	4,845	(66,362)

Total cost of operation	(153,879)	(45,446)	(953,186)	(42,671)	(28,303)	(64,911)	9,571	(1,278,825)
OPERATING COSTS AND EXPENSES	(1,020,737)	(45,446)	(2,809,324)	(305,904)	(28,303)	(64,914)	76,335	(4,198,293)
Equity in earnings of unconsolidated investees, net	(31,230)	46,944	43,722	—	(763)	(1,799)	—	56,874
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	421,916	140,770	217,939	41,050	7,393	(35,056)	—	794,012
Finance income	127,366	8,211	78,905	14,258	925	12,189	—	241,854
Finance expenses	(236,767)	(1,170)	(149,504)	(9,774)	(1,539)	(900)	—	(399,654)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	312,515	147,811	147,340	45,534	6,779	(23,767)	—	636,212
Income and Social Contribution taxes	(99,900)	(30,988)	(37,896)	(15,365)	(2,472)	15,004	—	(171,617)

NET INCOME (LOSS) FOR THE PERIOD	212,615	116,823	109,444	30,169	4,307	(8,763)	—	464,595

Controlling shareholders	212,615	116,823	109,444	30,023	4,307	(8,763)	—	464,449
Non-controlling shareholder	—	—	—	146	—	—	—	146

	212,615	116,823	109,444	30,169	4,307	(8,763)	—	464,595

(*)	Assets and liabilities of Cemig Telecom were merged into Cemig Holding on 03/31/2018, see Note 1.

INFORMATION BY SEGMENT AS OF MARCH 31, 2017
	ELECTRICITY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,275,170	4,429,953	18,236,415	340,276	2,530,107	2,241,607	(289,439)	41,764,089
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	165,727	—	181,358	8,928	11,328	—	—	367,341
ADDITIONS TO THE SEGMENT	—	2,920	—	—	—	—	—	2,920
ADDITIONS TO FINANCIAL ASSETS	5,380,762	1,733,227	1,746,439	19,019	—	17,136	—	8,896,583
NET REVENUE	1,565,603	146,636	2,767,988	28,319	344,442	26,837	(66,895)	4,812,930
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(734,885)	—	(1,378,708)	—	—	(9)	20,514	(2,093,088)
Charges for use of the national grid	(83,090)	(87)	(162,447)	—	—	—	39,127	(206,497)
Gas purchased for resale	—	—	—	—	(222,512)	—	—	(222,512)

Operational costs, total	(817,975)	(87)	(1,541,155)	—	(222,512)	(9)	59,641	(2,522,097)
OPERATING COSTS AND EXPENSES
Personnel	(67,438)	(24,660)	(254,179)	(4,584)	(11,809)	(18,538)	—	(381,208)
Employees’ and managers’ profit sharing	(3,108)	(1,412)	(13,516)	(315)	—	(533)	—	(18,884)
Post-retirement obligations	(14,124)	(5,941)	(64,905)	—	—	(9,668)	—	(94,638)
Materials	(2,152)	(546)	(8,108)	(29)	(428)	(22)	6	(11,279)
Outsourced services	(25,239)	(4,871)	(172,693)	(6,747)	(3,535)	(2,787)	7,248	(208,624)
Depreciation and amortization	(45,634)	—	(129,767)	(8,372)	(13,640)	(3,952)	—	(201,365)
Operating provisions (reversals)	(53,742)	(1,783)	(136,594)	56	—	(16,469)	—	(208,532)
Construction costs	—	(2,920)	(181,358)	—	(16,281)	—	—	(200,559)
Other operating expenses, net	(17,971)	(2,253)	(68,750)	(5,115)	(3,290)	863	—	(96,516)

Total cost of operation	(229,408)	(44,386)	(1,029,870)	(25,106)	(48,983)	(51,106)	7,254	(1,421,605)
OPERATING COSTS AND EXPENSES	(1,047,383)	(44,473)	(2,571,025)	(25,106)	(271,495)	(51,115)	66,895	(3,943,702)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCE INCOME (EXPENSES)	518,220	102,163	196,963	3,213	72,947	(24,278)	—	869,228
Equity in earnings of unconsolidated investees, net	(25,223)	65,989	(8,271)	(725)	—	(2,129)	—	29,641
Finance income	46,883	1,775	102,499	446	5,134	23,154	—	179,891
Finance expenses	(339,474)	(667)	(215,963)	(4,027)	(13,642)	1,136	—	(572,637)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	200,406	169,260	75,228	(1,093)	64,439	(2,117)	—	506,123
Income tax and the Social Contribution taxes	(84,108)	(30,530)	(34,591)	117	(20,712)	6,435	—	(163,389)

NET INCOME (LOSS) FOR THE PERIOD	116,298	138,730	40,637	(976)	43,727	4,318	—	342,734

Controlling shareholders	116,298	138,730	40,637	(976)	43,589	4,318	—	342,596
Non-controlling shareholder	—	—	—	—	138	—	—	138

	116,298	138,730	40,637	(976)	43,727	4,318	—	342,734

32.	NON-CASH TRANSACTIONS

For the three-months periods ended on March 31, 2018 and 2017, the Company and subsidiaries have the following transactions not involving cash, which are not reflected in the Cash flow statement:

◾	Capitalized borrowing costs of R$8,272 for the first quarter of 2018 (R$22,351 for the first quarter of 2017);

◾	Except for the balance of cash and equivalents received in the absorption of Cemig Telecom, in the amount of R$ 428, in first quarter 2018 the remaining balances merged have no effect on the Company’s cash flow.

33.	SUBSEQUENT EVENTS

Advanced payment for future energy supply

On April and May of 2018, Cemig GT made advanced payments of R$ 54,200 to its jointly controlled investee Renova, in relation to future energy supply becoming due between September 30, 2018 and February 2019. These advances are adjusted to present value at a rate of 155% of the CDI (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs).

Issuance of Commercial Promissory Notes

In May 2018, Cemig D issued Commercial Promissory Notes in the amount of R$400 million, due on October 24, 2019 and bears interest of 151% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs), which will be paid on the maturity date. The resources will be used to recompose Company’s cash, due to the payment of the 3rd issuance of debentures and enhancing working capital.

Annual General Shareholders’ Meeting

On April 30, 2018, the Annual General Meeting approved the statutory financial statements of the Company as of December 31, 2017, and the allocation of retained earnings and net income for the year of 2017, as proposed by the Board of Directors.

CONSOLIDATED RESULTS

(Thousands of Brazilian Reais – R$ except where otherwise indicated)

Annex ANet income (loss) for the period

On the first quarter of 2018 (“1Q18”) Cemig reports net income of R$ 464,595, which compares with its net income of R$ 342,734 in first quarter 2017 (“1Q17”). The following notes describe the main variations in revenues, costs, expenses and financial items.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 1Q18 was 8.47% below its Ebitda of 1Q17. The most significant factors in this variation are set out below. In line with the lower Ebitda, Ebitda margin was lower, at 20.68%, in 1Q18, than in 1Q17 – when it was 22.86%.

Ebitda – Thousands	03/ 31/2018	03/ 31/2017	Change,%
Net income (loss) for the period	464,595	342,734	35.56
+ Income tax and Social Contribution tax	171,617	163,389	5.04
+ Finance Income (expenses)	157,800	392,746	(59.82)
+ Depreciation and amortization	212,991	201,365	5.77

= Ebitda	1,007,003	1,100,234	(8.47)

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net Finance income (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of electricity

Total revenue from sales of electricity in 1Q18 totaled R$ 5,397,905, compared to R$ 5,771,613 in 1Q17, or 6.47% lower period-on-period.

Final customers

Total revenue from supply of energy to final customers, excluding Cemig’s own consumption, was R$ 4,733,392 in 1Q18 – this was 7.60% lower than the figure for 1Q17, of R$ 5,122,632.

The main factors for this reduction were:

◾	The annual tariff adjustment for Cemig D, effective May 28, 2017 (full effect in 2018) with average downward effect on customer tariffs of 10.66%.

◾	Volume of energy sold was 0.50% lower.

◾	Higher revenues from the ‘Flag’ tariff, which were R$ 116,772 in 1Q18, compared to R$ 29,258 in 1Q17. This mainly reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, with effect in January 2018, leading to higher revenue in 2018.

Cemig’s electricity market

The total sales at Cemig’s consolidated electricity market comprises sales to: (I) Captive customers in Cemig’s concession area in the State of Minas Gerais; (II) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (III) other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market; (IV) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (V) the Wholesale Power Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE) – eliminating transactions between companies of the Cemig Group).

The table and comments below describe Cemig’s market by category of customers, comparing 1Q18 with 1Q17:

Consumption by type of customer:

	MWh
	03/31/2018	03/31/2017	Change,%
Residential	2,593,117	2,537,050	2.21
Industrial	4,028,060	4,253,259	(5.29)
Commercial, Services and Others	2,042,937	1,912,090	6.84
Rural	765,502	798,476	(4.13)
Public authorities	213,598	210,613	1.42
Public lighting	343,406	334,480	2.67
Public services	322,058	314,937	2.26

Subtotal	10,308,678	10,360,905	(0.50)

Own consumption	12,124	9,262	30.90

	10,320,802	10,370,167	(0.48)

Wholesale supply to other concession holders (1)	2,632,799	2,894,117	(9.03)

Total	12,953,601	13,264,284	(2.34)

(1) Includes	Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

We highlight the volume of electric power sold to the industrial customer category, which was 5.29% lower, basically due to customers leaving the status of captive customer to become customers in the Free Market.

The volume sold to the rural customer category was also down 4.13% period-on-period, due to the higher rainfall in 1Q18, resulting in less use of electricity for irrigation.

On the other hand, consumption by public lighting was up 2.67% period-on-period, and consumption by public services was up by 2.26% period-on-period, reflecting the addition of new customer units.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 1Q18 this revenue was R$ 373,741, compared to R$ 463,049 in 1Q17 – a period-on-period reduction of 19.29%.

This change is mainly due to the reduction of approximately 40% in the TUSD which took place in the 2017 Annual Tariff Adjustment, applied as from May 28, 2017.

CVA and Other financial components in tariff adjustment

In its interim financial information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity purchased for resale, are significant components) and the costs that were used in calculating tariffs. The amount of this difference is passed through to the clients in Cemig D’s next tariff adjustment – in 1Q18 this represented a gain in revenue of R$ 441,156, whereas in 1Q17 it produced a reduction of R$ 302,602. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, and in comparison to the previous period, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

For more details please see Note 14 of these Interim Financial Information.

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA index. Whenever there is a strengthening, improvement or adaptation to an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 100,991 in 1Q18, compared to R$ 92,500 in 1Q17 – or 9.18% higher period-on-period. This variation arises basically from the inflation adjustment of the annual RAP, which was applied in July 2017, plus the new revenues related to the investments authorized to be included. It includes an additional adjustment for expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Asset Base (BRR).

The percentages and the indices applied in this adjustment vary according to the concessions. In 2017 the adjustment was 3.59% (the IPCA index) for the concession of Cemig GT, and 1.57% (the IGP-M Index) for the concession of Cemig Itajubá.

Transmission indemnity revenue

In 1Q18 this revenue was R$ 49,841, compared to R$ 65,830 in 1Q17.

The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

For more details please see Note 14 of these Interim Financial Information.

Generation indemnity revenue

In 1Q18 the Company recognized revenue of R$ 17,245 for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17. For more details see Note 4 of these Interim Financial Information.

Revenue from transactions in the Wholesale Power Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q18 was R$ 134,327, compared to R$ 226,648 in 1Q17 – a reduction of 40.73%. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 2018, in spite of the average Spot Price (PLD) being 32.56% higher (R$ 201.06/MWh in 1Q18, vs. R$ 151.67/MWh in 1Q17).

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$ 428,071 in 1Q18, compared to R$ 410,541 in 1Q17 – 4.27% higher than prior year. The volume of gas sold was 11.10% lower than prior year in 1Q18, at 264,226 m³, compared to 297,226 m³ in 1Q17 – we associate the lower volume with the increases in tariffs.

Construction Revenue

Distribution Infrastructure Construction Revenue in 1Q18 was R$ 177,860, which was 11.32% less than in 1Q17 (R$ 200,559). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

The Company’s other operating revenues in 1Q18 was R$ 462,113, or 32.84% more than in 1Q17 (R$347,869). See Note 25 of this Interim Financial Information for a breakdown of financial revenues and expenses.

Sector / Regulatory charges reported as Deductions from revenue

The charges that are recorded as deductions from operational revenue totaled R$ 2,713,992 in 1Q18, or 6.69% more than in 1Q17 (R$ 2,543,810).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 1Q18 were R$ 587,855, compared to R$ 443,621 in 1Q17.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ’Flag’ Tariff system

There was an increase in the customer charges related to the ‘Flag’ tariff system: the figure for these charges in 1Q18 was R$ 116,772, compared to R$ 29,258 in 1Q17. This reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, with effect in January 2018, leading to higher collection of revenue.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses (excluding Finance income/expenses)

Operating costs and expenses in 1Q18 totaled R$ 4,198,292, or 6.46% more than in 1Q17 (R$ 3,943,702). For more on the components of Operational costs and expenses see Note 26.

The following paragraphs outline on the main variations in expenses:

Electricity purchased for resale

This expense in 1Q18 was 8.15% higher than prior year, at R$ 2,263,693, compared to R$ 2,093,088 in 1Q17. This reflects an average volume of energy purchased 19.93% higher period-on-period in 1Q18, at 5,305,723 MWh, vs. 4,423,976 MWh in 1Q17, with an offsetting effect from the average price per MWh 9.37% lower period-on-period (at R$ 149.92 in 1Q18, vs. R$ 165.42 in 1Q17).

Charges for Use of the Transmission Network

Charges for use of the transmission network in 1Q18 totaled R$ 392,542, an increase of 90.10% period-on-period, compared to R$ 206,497 in 1Q17.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher amounts in 2018 are due to increased transmission costs related to the payment of the transmission indemnities to the agents of the electricity sector that accepted the terms of Law 12,783/13.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating costs and expenses in 1Q18 totaled R$ 133,207, or 36.12% less than in 1Q17 (R$ 208,532). The main factors are:

◾	Variation in fair value of the investment options related to Parati and SAAG, totaling R$ 38,910 in 1Q18, compared to a total provision of R$ 62,587 in 1Q17. More details on the criteria for making of these provisions are in Note 29 (Put options).

◾	The provisions for labor contingencies was 73.06% lower, at R$ 17,054 in 1Q18, compared to R$ 63,306 in 1Q17. This basically reflects higher values provisioned in the previous period mainly relating to actions challenging the basis for calculation of rates for hazardous work, and equality of payment for allegedly unlawful outsourcing, and also cases claiming subsidiary and joint liability. For more information see Note 23.

Personnel

The expense on personnel in 1Q18 was R$ 331,664, or 13.00% lower than in 1Q17 (R$ 381,208). In spite of the wage increase of 1.83% as from November 2018, under the Collective Wage Agreement, the negative variation mainly reflects a reduction in headcount, of 17.66% period-on-period: the average number of employees in 1Q18 was 5,855, vs. 7.111 in 1Q17.

Construction cost

Construction revenue in 1Q18 was R$ 180,669, or 9.92% less than in 1Q17 (R$ 200,559). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas purchased for resale

In 1Q18 the Company recorded an expense of R$ 263,233 on acquisition of gas, 18.30% more than its comparable expense of R$ 222,512 in 1Q17. This higher expense mainly reflects increases in the prices of gas purchased, since the volume of gas purchased for resale was lower (263,242 m³ in 1Q18, vs. 293,105 m³ in 1Q17).

Equity in earnings of unconsolidated investees

The result of equity method valuation of interests in investees was a gain of R$ 56,874 in 1Q18, compared to a gain of R$ 29,641 in 1Q17. Note 15 gives the breakdown of the results of the investees posted in this line. The main variations from previous year are in the results of Taesa and Light.

Net finance income (expenses)

Cemig reports net finance expenses in 1Q18 of R$ 157,800, compared to net finance expenses of R$ 392,746 in 1Q17. The main factors are:

◾	Lower cash investment income: R$ 23,727 in 1Q18 compared to R$ 64,830 in 1Q17 – 63.40% lower period-on-period. This basically reflects the lower CDI rate in the year (1.59% in 1Q18, vs. 2.98% in 1Q17) – the main indexer for yield on cash investments, and also the lower volume of cash available for investment in 2018.

◾	Gains of R$ 97,516 on financial instruments in 1Q18, due to the adjustment to fair value of a swap relating to dollar-indexed funding raised (Eurobonds) in 4Q17. (For more information see Note 29.)

◾	Lower cost of loans and financings: Lower borrowing costs on loans and financings: R$ 294,965 in 1Q18, vs. R$ 461,421 in 1Q17 – i.e. 36.07% lower. This basically reflected the lower variation resulting from the CDI rate in 2018 – the main indexer of the debt.

For a breakdown of financial revenues and expenses please see Note 27 of these Interim financial information.

Income and Social Contribution taxes

In 1Q18, the expense on income tax and the Social Contribution tax totaled R$ 171,617, on pre-tax income of R$ 636,212, an effective rate of 26.97%. In 1Q17, the expense on income tax and the Social Contribution tax totaled R$ 163,389, on pre-tax income of R$ 506,123, representing an effective rate of 32.28%. These effective rates are reconciled with the nominal tax rates in Note 9.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

The Board of Directors

Meetings

Our Board of Directors met 9 times up to March 31, 2018, for matters of strategic planning, projects, acquisition of new assets, investments, and other subjects.

Membership, election and period of office

The present period of office began with the AGM on April 29, 2016, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2018.

Principal responsibilities and duties:

The Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

◾	Decision, before signing, on any contract to be entered into between Cemig and any shareholder or a parent company of such shareholder.
◾	Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 17,355 thousand or more.
◾	Authorization for issuance of securities in the domestic or external market to raise funds.
◾	Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Committees

◾	These committees are made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.	Board of Directors’ Support Committee;

2.	Corporate Governance and Sustainability Committee;

3.	Human Resources Committee;

4.	Strategy Committee;

5.	Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates; and

6.	Finance, Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, economics, etc.), and very broad experience in business management. The global or individual amount of the remuneration of the Board of Directors is set by the General Shareholders’ Meeting, in accordance with legislation in force at the time.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

Our Audit Board (see below) has attributions and duties specified in the Brazilian Corporate Law (Law 6404). In addition to these, in relation to the requirements of the Sarbanes-Oxley Law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC – the capital markets regulator of the United States), we opted to exercise the exemption allowed by rule 10-3A of the Exchange Act regulated by SEC Release 82–1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s by-laws. They are elected, and may be dismissed at any time, by the Board of Directors for periods of office of three years. They may also be re-elected.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2018.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities established by the Board of Directors and the by-laws. These include:

◾	Current management of the company’s business, complying with the by-laws, the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

◾	Decision on any disposal of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of less than R$ 17.355.

◾	The Executive Board normally meets weekly. It held 12 meetings in the three months to March 31, 2018.

The Audit Board

Meetings

◾	Five meetings have been held in 2018 up to March 31.

Membership, election and period of office

◾	We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of one year, and may be reelected. They comprise:

-	one member elected by the holders of the preferred shares;

-	one member elected by holders of at least 10% of the common shares outside the controlling group; and

-	three members elected by the majority shareholder.

◾	The members of the Audit Board are listed on our website: http://ri.cemig.com.br

◾	Principal responsibilities and duties:

-	As well as the attributions specified by Law 6,404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC – the capital markets regulator of the United States), we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley Law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (in accounting, economics, business administration, and other areas). The remuneration of the members of the Audit Board shall be set by the General Meeting of Shareholders which elects it, in accordance with the legislation from time to time in force.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20–F Report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Corporate risk management

Corporate risk management is a management tool that is an integral part of Cemig’s corporate governance practices. It identifies the events that can interfere in the process of the Company achieving its strategic objectives.

The intention is to provide senior management with information for taking of decisions, thus preserving the Company’s value. The practice of risk management is thus a competitive differentiation factor to be used not only defensively, but also as an opportunity for improvement. The structuring and analysis of operations from the point of view of risk management are factors that optimize investment in the control of the activity. They reduce costs, improve performance, and consequently help the Company achieve its targets.

Also, the need to put in place structural elements of the risk management system is one of the aspects that is evaluated for the Company’s inclusion in indices such as the DJSI World and the ISE Corporate Sustainability Index.

Cemig’s system of risk management was initially implemented in 2003, and has been constantly improved since then. A further element of the organizational structure, the Corporate Risk Management Committee (CMRC), created in 2012, has the following responsibilities: (i) to propose, for approval by the Executive Board, guidelines, policies and procedures to be adopted in the Corporate Risks Management Process, ensuring continuous improvements of the process, and arranging for it to be disseminated; (ii) to analyze and to propose to the Executive Board priority actions dealing with the risks characterized as ‘critical’, in the final exposure matrix; and (iii) to submit to the approval of the Executive Board mechanisms to make strategic monitoring operational for the corporate risks identified and effective actions to reduce financial exposure and impact on intangible assets to acceptable levels, taking into account the mitigating plans of action, which are to be in line with the Company’s Long-term Strategic Plan. The CMRC meets every two months.

In 2013 a new technological platform was installed exclusively for risk management – the SAP RM (Risk Management) module. This enabled the process of mapping of risks to take place continuously, since updating of information, verifications and assessments of the controls and plans of action become scheduled tasks to be executed by the people responsible within the system itself. This results in all the agents involved in risk management having clearly specified roles and responsibilities, also minimizing costs and use of employee time for these activities and controls. In addition, there is a flow analysis carried out by an independent group in the Company, for periodic evaluation of the controls for the purpose of auditing the effectiveness of the process.

In 2015 this platform came into full operation, generating reliable reports and providing perception of relationships between the risks that are mapped.

Several new steps were taken in 2015. The most significant of these include:

◾	Adjustments in the standard methodology for management of risks (new model for segmentation of risks, method of quantification of impacts, and approach used in raising information, also incorporating the ‘Top-down’ approach).

◾	Review and updating of the Risk Management Policy.

◾	Mapping of the principal corporate risks (‘Top Risks’), and some related to Cemig’s Socio-environmental Adaptation Program.

◾	Approval by the Board of Directors of the matrix of corporate risks and of the risk appetite assumptions.

In the process of the collection of the ‘Top Risks’ information, a survey was made with the Company’s General Managers to establish the principal subjects to be monitored, such as: Loss of concession; degree of indebtedness; liquidity; availability and reliability indicators; and omissions. This produced a matrix that expresses the joint assessment of the impact and probability of occurrence of the risk.

In particular, in relation to Cemig’s socio-environmental Adaptation Program, the risks relating to the following aspects, among others, were identified: use of water, handling of vegetation, fish deaths, environmental accidents with oils/material logistics, and compliance with environmental requirements. Cemig adopts measures to mitigate and manage exposure that are aligned with the risk appetite assumptions.

In 2016 Cemig created the Compliance and Corporate Risks (‘GC’) Management Department, under a General Manager – responsible to the CEO’s Office – enabling a greater degree of autonomy in this work.

In risk management processes, in planning of operations and in development of new business initiatives, Cemig always acts in consideration of the precautionary principle. During planning, all the factors that might present risks to health and/or safety of employees, suppliers, clients, the general population or the environment are taken into account.

Statement of Ethical Principles and Code of Professional Conduct

Cemig’s Board of Directors approved the Cemig Statement of Ethical Principles and Code of Professional Conduct in May 2004. It can be seen at http://ri.cemig.com.br . The Code aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. It was updated in 2016.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Cemig Statement of Ethical Principles and Code of Professional Conduct. This includes assessment of and decision on any possible non-compliances with the document.

After the Ethics Channel (Canal de Denúncia Anônima, as we name it) was created in December 2006, to be used only by Cemig employees and workers, the Ethics Committee began to accept anonymous reports through this anonymous reporting channel, which is available on the company’s Intranet. These reports may involve irregular practices that are contrary to the Company’s interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

The Committee receives and analyzes all reports of violation of ethical principles and standards of conduct, that are presented in a written document and signed by the interested party, accompanied by indications of the corresponding means of proof (witnesses, documentation or other effective method). They can also be sent by email or telephone – the address and phone number are well known to all the company’s employees.

Our Ethics Channel – the anonymous reporting channel on the corporate intranet that we put in place in December 2006, to receive and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting – is one more step in improving transparency, and in correcting behavior, and a support in the concept of corporate governance in the Company. As a new instrument of corporate governance it improves the management of our employees and of our business, and reaffirms our ethical principles.

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF THE VOTING SHARE ON 03/31/2018

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	214,414,739	50.96	—	—	214,414,739	17.03
Other entities of Minas Gerais State	56,703	0.01	4,860,228	0.58	8,649,862	0.39
Total, controlling shareholder group	214,471,442	50.97	4,860,228	0.58	223,064,601	17.42
FIA Dinâmica Energia S.A.	41,635,754	9.90	62,469,590	7.45	104,105,344	8.27
BNDESPar	54,342,992	12.92	26,220,938	3.13	80,563,930	6.40

CONSOLIDATED SHAREHOLDING POSITION OFTHE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT, ON 03/31/2018

	03/31/ 2018
	Common (ON) shares	Preferred (PN) shares
Controlling shareholder	214,471,442	4,860,228
Board of Directors	100,637	180,042
The Executive Board	2	5,000
Treasury Shares	69	560,649
Free float	206,192,558	832,471,027

TOTAL	420,764,708	838,076,946

Investor Relations

In 2016, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the end of May 2017, we held our 22nd annual Meeting between Cemig and the Capital Markets in the city of Belo Horizonte, Minas Gerais – where these professionals had the opportunity to interact with the Company’s Directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our shareholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing preferred (PN) shares (with ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Our by-laws include our dividend policy, and also the following targets from our Long-term Strategic Plan:

◾	Consolidated indebtedness: limited to 2 times Ebitda;

◾	Consolidated (Net debt) / (Net debt + Shareholders’ equity): limited to 40%.

◾	Consolidated funds in Current assets – limited to 5% of Ebitda.

◾	Consolidated funds allocated to capital expenditure in each business year – limited to 40% of Ebitda.

◾	Investment only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations.

◾	Limitation of the expenses of the subsidiary Cemig D (Cemig Distribuição S.A.), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the official tariff Adjustments and Reviews.

◾	In response to temporary situations the Board of Directors may authorize figures in excess of these standards, up to the following limits:

-	Consolidated debt: maximum of 2.5 times Ebitda.

-	Consolidated (Net debt) / (Net debt + Shareholders’ equity): maximum of 50%.

-	Consolidated funds in Current assets: maximum of 10% of Ebitda.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Bernardo Afonso Salomão de Alvarenga	Bernardo Afonso Salomão de Alvarenga	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Deputy CEO (interim)	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Interim Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources
José de Araújo Lins Neto	Thiago de Azevedo Camargo	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer
Daniel Faria Costa		Luciano de Araújo Ferraz
Chief Business Development Officer		Chief Counsel
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

* * * * * * * * * * * *

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar—Savassi 30112-010—Belo Horizonte—MG—Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on the Review of Interim Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Report on the review of interim information—ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais

Belo Horizonte—MG

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, which comprise the statement of financial position as at March 31, 2018 and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the three-month period then ended, including notes to the interim financial information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting and in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Financial Information—ITR, consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar—Savassi 30112-010—Belo Horizonte—MG—Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 15 to the interim financial information, the Company has indirect investments in Madeira Energia S.A., Renova Energia S.A. and Norte Energia S.A. (jointly referred to as “non-controlled investees”), which are accounted for under the equity method. Currently, investigations and other legal measures are being conducted by public authorities in connection with these non-controlled investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of these shareholders. At this point, it is not possible to forecast future developments arising from these investigation procedures by the public authorities, nor their possible effects on the Company’s interim financial information. Our conclusion is not modfied in respect of this matter.

Risk regarding the ability of non-controlled investee Renova Energia S.A. to continue as a going concern

As disclosed in Note 15 to the interim financial information, the non-controlled indirect investee Renova Energia S.A. has incurred recurring losses and, as at March 31, 2018, has negative net working capital. These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added (SVA) for the three-month period ended March 31, 2018, prepared under the responsibility of Company management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under the IFRS, whereby no SVA presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not consistently prepared, in all material respects, in relation to the overall accompanying interim financial information.

Review of prior period corresponding figures

The corresponding figures, individual and consolidated, relating to the statements of profit or loss, of comprehensive income, of changes in equity, of cash flows and value added for the three-month period ended March 31, 2017, presented for comparative purposes, were reviewed by another independent auditor who issued a review report on May 15, 2017, with an unmodified conclusion on the review of the interim financial information, containing emphasis of matters on the renewal of the concessions for Jaguara, São Simão and Miranda hydroeletric plants and on the issues described above.

May 15, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC-1BA022650/O-0

FIRST QUARTER 2018 RESULTS – EARNINGS RELEASE – RESUBMITTED DUE THE INCLUSION OF THE EUROBONDS CONVENANT’S CALCULATION TABLE

CEMIG

1Q18 RESULTS

1Q18 EBITDA: R$ 1.007 BILLION

Main facts of 1Q18:

◾	Net profit of R$ 465 million, growth of 35.7% (1Q18/1Q17)

◾	Debt expenses R$ 171 million lower YoY, on lower debt and lower Selic rate

◾	Equity earnings contribution from subsidiaries positive: R$ 57 million

◾	1Q18 results do not count on hydro plants auctioned in 2017

◾	Recognition by the market of the improvement in credit quality

◾	Gain with operational efficiency

¡	the PMSO decreased by 48 million (1Q18 / 1Q17)

Indicators – GWh:	1Q18	1Q17	Change%
Electricity sold (excluding CCEE)	12,954	13,264	(2.34)

Indicators – R$´000:	1Q18	1Q17	Change%
Sales on CCEE	134,327	226,648	(40.73)
Gross revenue	7,649,423	7,356,740	3.98
Net revenue	4,935,431	4,812,930	2.55
Ebitda (IFRS)	1,007,003	1,100,234	(8.47)
Net profit	464,595	342,734	35.56
Earnings per share – PN (preferred) shares	0,319	0,272	17.28
Earnings per share – PN (preferred) shares	0,319	0,272	17.28
Ebitda margin	20.76%	22.85%	2.10 p.p.

Conference call

Publication of 1Q18 results

Video webcast and conference call

May 16, 2018 (Wednesday), at 2 p.m. Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from May 16-30, 2018)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Summary

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig’s shares

Security	Ticker	Currency	March 31, 2018	Close of 2017	Change in the period %
Cemig PN	CMIG4	R$	8.56	6.87	24.6%
Cemig ON	CMIG3	R$	7.82	6.41	22.0%
ADR PN	CIG	US$	2.58	2.06	25.2%
ADR ON	CIG.C	US$	2.22	1.85	19.9%
Ibovespa	Ibovespa	—	85,366	76,402	11.7%
IEEX	IEEX	—	41,445	39,732	4.3%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 5.26 billion in 1Q18, a daily average of R$ 87.73 million – this is 17.33% higher than in 1Q17.    Average daily trading in the common (ON) shares was R$ 9.76 million. Cemig’s shares, by volume (in the aggregate of ON and PN shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q18 was US$ 517 million. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index rose 11.7% in the quarter, closing the quarter at 85,366 points. Cemig’s shares significantly outperformed the principal Brazilian stock index and also the electricity sector index: the common (ON) shares rose 22.0% in the quarter, and the preferred (PN) shares rose 24.6%. The ADRs for Cemig’s preferred shares, traded in New York, rose 25.20% in 1Q18.

Long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rate	Outlook	Rating	Outlook
Fitch	BBB-(bra)	Stable	BBB-(bra)	Stable	BBB-(bra)	Stable
S&P	brBBB	Positive	brBBB	Positive	brBBB	Positive
Moody’s	B2.br	Stable	B2.br	Stable	B2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	B	Stable	B	Stable
S&P	B	Positive	B	Positive	B	Positive
Moody’s	B3	Stable	B3	Stable	B3	Stable

Ratings of Eurobonds:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	BB–	Stable	B	Stable
S&P	B	Stable	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). They are expressed in thousands of Reais (R$ ’000), except where otherwise noted.

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	1Q18	1Q17	Change%
REVENUE	4,935,431	4,812,930	2.55
OPERATING COSTS
Personnel	(331,664)	(381,208)	(13.00)
Employees’ and managers’ profit shares	(19,577)	(18,884)	3.67
Post-retirement obligations	(83,271)	(94,638)	(12.01)
Materials	(15,290)	(11,279)	35.56
Outsourced services	(235,793)	(208,624)	13.02
Electricity purchased for resale	(2,263,693)	(2,093,088)	8.15
Depreciation and amortization	(212,991)	(201,365)	5.77
Operating provisions	(133,208)	(208,532)	(36.12)
Charges for use of the national grid	(392,542)	(206,497)	90.10
Gas bought for resale	(263,233)	(222,512)	18.30
Infrastructure construction costs	(180,669)	(200,559)	(9.92)
Other operating expenses, net	(66,363)	(96,516)	(31.24)

TOTAL COST	(4,198,293)	(3,943,702)	6.46

Equity method gains in non-consolidated investees	56,874	29,641	91.87
Operational profit before Financial revenue (expenses) and taxes	794,012	898,869	(11.67)
Financial revenues	241,854	179,891	34.44
Financial expenses	(399,654)	(572,637)	(30.21)

Pre-tax profit	636,212	506,123	25.70
Current and deferred income tax and Social Contribution tax	(171,617)	(163,389)	5.04

NET PROFIT FOR THE PERIOD	464,595	342,734	35.56

Cemig’s consolidated electricity market

The Cemig Group sells electric power supply through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Clients in the Free Market (Ambiente de Contratação Livre or ACL), located in Minas Gerais or in other States;

(III)	other agents in the electricity sector, in the Free Market – trading companies, generation companies, traders and independent power producers; and

(IV)	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 1Q18 the Cemig group sold a total volume of 12,953,601 MWh, which was 2.3% less than in 1Q17.

Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 10,320,802 MWh, or 0.5% less than in 1Q17.

Sales to distributors, traders, other generating companies and independent power producers in 1Q18 totaled 2,632,799 MWh – or 9.0% less than in 1Q17.

In March 2018 the Cemig group invoiced 8,367,920 clients – a growth of 1.0% in the consumer base in the year since March 2017. Of these, 8,367,519 were final consumers (including Cemig’s own consumption), and 401 were other agents in the Brazilian power industry.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the year, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change,%	Average price 1Q18 R$	Average price 1Q17 R$

	1Q18	1Q17
Residential	2,593,117	2,537,050	2.21	739.64	784.93
Industrial	4,028,060	4,253,259	(5.29)	274.52	277.85
Commercial, Services and Others	2,042,937	1,912,090	6.84	523.40	596.28
Rural	765,502	798,476	(4.13)	447.76	461.27
Public authorities	213,598	210,613	1.42	565.78	622.65
Public lighting	343,406	334,480	2.67	362.30	388.22
Public services	322,058	314,937	2.26	416.92	458.05

Subtotal	10,308,678	10,360,905	(0.50)	467.12	490.97
Own consumption	12,124	9,262	30.90	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,632,799	2,894,117	(9.03)	266.44	158.18

Total	10,320,802	10,370,167	(0.48)	416.71	435.12

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 10,849,763 MWh in 1Q18, or 3.0% more than in 2017.

The reduction has two components: consumption by the captive market 0.7% lower YoY, and use of the network by Free Clients 8.5% higher YoY.

In March 2018 Cemig billed 8,366,618 consumers, or 0.98% more than in March 2017. Of this total, 1,052 are Free Consumers using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	1Q18	1Q17
Residential	6,784,115	6,720,602	0.95
Industrial	73,496	74,321	(1.11)
Commercial, Services and Others	717,716	715,325	0.33
Rural	707,157	695,943	1.61
Public authorities	63,805	60,533	5.41
Public lighting	6,125	5,461	12.16
Public services	13,152	12,257	7.30

	8,365,566	8,284,442	0.98

Power transported
Industrial	547	489	11.86
Commercial	498	326	52.76
Rural	4	1	300.00
Concession holder	3	3	—

	1,052	819	28.45

Total	8,366,618	8,285,261	0.98

Comments on the various consumer categories:

Residential

Consumption by captive residential users of Cemig D in 1Q18, at 2,593,117 MWh, was 2.2% more than in 1Q18. Average monthly consumption per consumer in 1Q18 was 127.4 kWh/month, or 1.3% more than in 1Q17 (125.8 kWh/month).

The increase in residential consumption is attributable to:

◾	addition of 63,513 new consumer units;

◾	Indications of recovery of the economy of Minas Gerais State, such as the growth in average real income (1.6%) year-on-year in 1Q18 – according to data from FIEMG[1].

Industrial

Electricity used by captive clients was 5.6% of the volume of electricity distributed by Cemig D, and totaled 612,077 MWh in 1Q18 – a reduction of 5.0% compared to 1Q17.

Electricity transported for Free Clients was 39.4% of the volume of electricity distributed by Cemig D, totaling 4,271,693 MWh in 1Q18, or 7.6% more than in 1Q17 – reflecting growth in Metallurgy and Ferro-alloys (21.8%) and in mining (15.1%).

The lower consumption in the captive market mainly reflects consumer disconnection and also consumers’ migration to the Free Market.

In this category there was a slight improvement in some economic indicators related to production. According to FIEMG1, in 1Q18 industrial capacity utilization was 1.6 percentage points higher in 1Q18, at 78.6%, than in 1Q17 (77.0%) – although this is still below its historic average (83.2%). Also, sales volume was up 4.4%, year-on-year, in real terms, in the quarter – and the best YoY comparison (up 7.5%) for a first quarter since 2011.

Commercial

Consumption by the commercial category of Cemig D’s captive market totaled 1,351,365 MWh in 1Q18. This is associated with a reduction of 4.1% in the volume of energy billed to captive consumers, and growth of 28.9% in the volume of energy transported for free clients.

The reduction in the captive market is connected with the migration of clients to the free market. The increased consumption in the Free Market mainly reflects the addition of 172 new consumption units.

Both markets (captive and free) are affected by the increase in commercial activity compared to 2017 – illustrated, for example, by sales of Minas Gerais retailers being 5.2% higher in January and February 2018 than in the same two months of 2017. In the services sector, consumption was 3.0% lower on the same comparison2.

Rural

Consumption by captive clients in the rural category, totaling 765,502 MWh in 1Q18, was 4.13% lower than in 1Q17; consumption for irrigation was 19.4% lower; and consumption by conventional farming was 4.0% higher, YoY.

These figures reflected the higher rainfall in 1Q18 than 1Q17.

[1]	Source: FIEMG (Minas Gerais State Industry Federation) Industrial Indicators Survey No 3, March 2018, year 2017.
[2]	Figures from the IBGE Monthly Services Survey and Monthly Retailing Survey.

Physical totals of transport and distribution – MWh

Item	MWh		Change %
	1Q18	1Q17
Energy carried
Electricity transported for distributors	66.927	81.441	(17,82)
Electricity transported for Free Clients	4.800.762	4.462.297	7,58
Own load
Consumption by captive market	6.201.123	6.249.191	(0,77)
Losses in distribution network	1.774.869	1.665.449	6,57

Total energy carried	12.843.680	12.458.379	3,09

The electricity market of Cemig GT

Cemig GT billed a total of 6,326,036 MWh in 1Q18, or 5.5% more than in 1Q17.

The number of clients billed by Cemig GT was 15.4% higher than at the end of March 2017, totaling 1,248. Of these: 1,179 were industrial, commercial and rural clients, 49 were distribution companies, and 20 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial, commercial and rural consumer categories consumed 3,705,165 MWh in 1Q18, or 58.6% of the total volume of energy provided by Cemig GT, and 2.0% less than in 1Q17.

This lower total reflects consumption by industrial clients 8.0% lower:

(i)	A large part of the reduction can be attributed to reduction of client sales contracts – for example, repurchase of contracted supply from a large consumer;

(ii)	– and some contracts were not renewed due to unavailability of supply at competitive prices.

Between the end of 1Q17 and the end of 1Q18 Cemig GT added 7 new industrial clients, and 149 clients in the Commercial and Services category – in the latter category the year-on-year increase in consumption was 36.8%.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 1,989,515 MWh in 1Q18, 12.0% less than in 1Q17.

Sales of energy in the Regulated Market, including those to Cemig D, totaled 631,356 MWh in 1Q18, or 3.0% less than in 1Q17, due to differences in seasonal characteristics of distributors’ contracts between the two periods.

Cemig GT	(MWh)		Change,%
	1Q18	1Q17
Free Clients
Industrial	3,020,910	3,284,232	(8.02)
Commercial	684,255	495,186	38.18
Free Market – Free contracts	1,989,515	2,260,527	(11.99)
Regulated Market	600,086	621,336	(3.42)
Regulated Market – Cemig D	31,270	29,411	6.32

Total	6,326,036	6,690,692	(5.45)
SPCs of Cemig GT
Free Clients	242,195	150,102	61.35

Total	6,568,231	6,840,794	(3.98)

QUALITY INDICATORS – DEC / DECi and FEC / FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DEC and FEC, since January 2016.

DEC – Average outage duration experienced by consumer – hours/consumer/month

Internal DEC – Average consumer outage duration due to factors internal to concession holder – hours/consumer/month

FEC – Average outage frequency experienced by consumer –outages/consumer/month

Internal FEC – Average outage frequency experienced by consumer due to factors internal to concession holder – outages/consumer/month

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 1Q18 was R$ 5,397,905, 6.47% lower than in 1Q17 (R$ 5,771,613).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q18 was R$ 4,733,392, or 7.60% less than in 1Q17 (R$ 5,122,632).

The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D, effective May 28, 2017 (full effect in 2018) with average downward effect on consumer tariffs of 10.66%.

◾	Volume of electricity sold 0.50% lower.

◾	Higher revenues under the ‘Flag Tariffs’ – R$ 116,772 in 1Q18, vs. R$ 29,258 in 1Q17.This reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, taking effect in January 2018, leading to higher revenue in 2018.

	R$’000		Change %	Average price 1Q18 R$	Average price 1Q17 R$	Change %
	1Q18	1Q17
Residential	1,917,981	1,991,413	(3.69)	739.64	784.93	(5.77)
Industrial	1,105,786	1,181,771	(6.43)	274.52	277.85	(1.20)
Commercial, Services and Others	1,069,278	1,140,139	(6.22)	523.40	596.28	(12.22)
Rural	342,763	368,314	(6.94)	447.76	461.27	(2.93)
Public authorities	120,850	131,139	(7.85)	565.78	622.65	(9.13)
Public lighting	124,416	129,852	(4.19)	362.30	388.22	(6.68)
Public services	134,272	144,258	(6.92)	416.92	458.05	(8.98)

Subtotal	4,815,346	5,086,886	(5.34)	467.12	490.97	(4.86)
Supply not yet invoiced, net	-81,954	35,746	(329.27)	—	—	—
Wholesale supply to other concession holders (*)	701,491	457,794	53.23	266.44	158.18	68.44
Wholesale supply not yet invoiced, net	-36,978	191,187	(119.34)	—	—	—

Total	5,397,905	5,771,613	(6.47)	416.71	435.12	(4.23)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Revenue from Use of the Distribution System (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD). In 1Q18 this revenue was R$ 373,741, a reduction of 19.29% from R$ 463,049 in 1Q17.

This is basically the result of the TUSD being reduced by 40% in the annual tariff adjustment of 2017, effective from May 28, 2017 (full effect in 2018) – partially offset by growth in use of the network by Free Clients.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used in calculating rates charged to consumers.The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 1Q18 this represented a gain in revenue of R$ 441,156, whereas in 1Q17 it produced a reduction of R$ 302,602. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, and in comparison to the previous year, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at December 31, 2016	(407,250)

(–) Net addition of negative items	(157,842)
(–) Realized	(144,760)
(–) Payments from the Flag Tariff Centralizing Account	(2,721)
(–) Transfer	—
(+) Updating – Selic rate	(6,169)

Balance on March 31, 2017	(718,742)

Balance on December 31, 2017	(45,790)

(–) Net addition of asset items	178,444
(–) Realized	262,712
(–) Payments from the Flag Tariff Centralizing Account	(153,267)
(+) Updating – Selic rate	447

Balance on March 31, 2018	242,546

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA index. Whenever there is a strengthening, improvement or adaptation to an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 100,991 in 1Q18, compared to R$ 92,500 in 1Q17 – a year-on-year increase of 9.18%. This variation arises basically from the inflation-adjustment of the annual RAP, which was applied in July 2017, plus the new revenues related to the investments authorized to be included. It includes an additional adjustment for expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).The percentages and the indices applied in this adjustment vary according to the concessions.In 2017 the adjustment was 3.59% (the IPCA index) for the concession of Cemig GT, and 1.57% (the IGP-M Index) for the concession of Cemig Itajubá.

Transmission indemnity revenue

In 1Q18 this revenue was R$ 49,841, compared to R$ 65,830 in 1Q17. The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (backdated to July 1, 2005) and June 8, 2010 (backdated to July 1, 2009), certain conducting cables, which have been the subject of an application by the Company, were not included in the tariff calculation. Cemig GT applied for inclusion of these assets in the BRR (Remuneration Assets Base) and, consequently, for backdated calculation of the amounts not considered in the prior tariff reviews.

Aneel ruled in favor of the Company’s application, and calculated the differences between the amounts of revenue ratified in the tariff reviews referred to above and the new values calculated for inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012. Updated, these amounts were calculated to total R$ 149,255, at June 2017 prices, to be received by Cemig GT in 12 months, via RAP. On March 31, 2018 the balance receivable was R$ 37,313 (R$ 74,627 on December 31, 2017).

Indemnity of transmission assets – injunction awarded to industrial consumers

On April 10, 2017, an interim court remedy was granted to the Brazilian Large-scale Free Consumers Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the electricity sector who accepted the terms of Law 12783/2013.

The preventive remedy was partial, with effects related to suspension of the inclusion in the consumer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – this amounts to R$ 321,669, at March 31, 2018.

Complying with the court decision, Aneel, in its Technical Note 183/201-SGT/ANEEL of June 22, 2017, presented the new calculation, excluding the amounts that refer to the cost of own capital.Cemig GT believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount posted at March 31, 2018 is necessary.

Remaining balance to be received through RAP

The remaining balance, of R$ 521,028 at March 31, 2018 (R$ 544,471 at Dec. 31, 2017), was incorporated into the Remuneration Assets Base, and is being recovered via RAP.

Cemig GT expects to receive in full the credits receivable in relation to the transmission indemnity, and has calculated the following amounts as indemnity:

R$ ’000
Balance on December 31, 2017	1,928,038
Monetary updating	49,840
Amounts received*	(125,205)

Total at December 31, 2017	1,852,673

*	Receipt of credits began in July 2017, after ratification by Aneel.

Generation indemnity revenue

In 1Q18 the Company recognized revenue of R$ 17,245 for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda hydroelectric plants, as per Ministerial Order 291/17.

Plants operated under the ‘Quotas’ regime as from January 1, 2016

As from August 2013, there were expiry dates of the concessions for various plans operated by Cemig GT under Concession Contract 007/1997. As from the termination of the concession, Cemig GT held the right to indemnity of the assets not yet amortized, as specified in that concession contract. The accounting balances corresponding to these assets, including the Deemed Cost, are recognized in Financial assets. Their total at March 31, 2017 was R$ 816,411.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost R$ ’000	Net balance of assets based on deemed cost R$ ’000
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	2,920

		3,601.70	204,041	816,411

As specified in Aneel Normative Resolution 615/2014, the valuation opinions of indemnity for the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been delivered to Aneel. The Company and its subsidiaries do not expect losses on realization of these assets.

On December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 2,920 and R$ 22,546, respectively, are classified in Financial assets of the concession, and the decision on the final amounts to be indemnified is in a process of discussion with Aneel. The management of the Company and its subsidiaries do not expect losses in realization of these amounts.

The Miranda and São Simão plants

The amounts of the basic plan of the plants were transferred to the account Indemnities receivable, and updated in monetary terms in accordance with Mining and Energy Ministry Order 291, of August 3, 2017, as shown below:

Plant	Miranda	São Simão	Total
Concession termination date	Dec. 2016	Jan. 2015
Net value of the assets of the Basic Plan based on Deemed Cost, at December 31, 2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts in MME Order	784,152	243,599	1,027,751
Monetary updating	25,373	31,222	56,595

Net balance of the assets of the Basic Plan at Dec. 31, 2017	809,525	274,821	1,084,346
Monetary updating	12,875	4,370	17,245

Net balance of the assets of the Basic Plan at March. 31, 2018	822,400	279,191	1,101,591

(1)	Adjustment of the non-amortized balance of the concessions of the São Simão and Miranda plants, under Order 291/17.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q18 was R$ 134,327, compared to R$ 226,648 in 1Q17 – a reduction of 40.73% year-on-year. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 2018, in spite of the average Spot Price (PLD) being 32.56% higher (R$ 201.06/MWh in 1Q18, vs. R$ 151.67/MWh in 1Q17).

Revenue from supply of gas

Cemig reports revenue from supply of gas 4.27% higher YoY in 1Q18, at R$ 428,071, compared to R$ 410,541 in 1Q17.This basically is the result of increases in tariffs – since the volume of gas sold was 11.10% lower in 1Q18, at 264,226m³, compared to 297,226m³ in 1Q17 – we associate the lower volume with the increases in tariffs.

Market (R$ ’000 m3/day)	2013	2014	2015	2016	2017	1Q18
Residential	0.17	0.72	1.04	3.38	11.44	13.09
Commercial	20.38	23.15	22.42	24.68	32.67	30.18
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,453.22	2,363.61
Others	106.33	99.64	119.87	120.19	126.15	130.74

Total market excluding thermal generation	2,861.83	2,972.75	2,566.11	2,322.01	2,623.47	2,537.62
Thermal	1,214.50	1,223.99	1,309.13	591,52	990.89	398.22

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,614.36	2,935.84

Sales to thermal generation plants were significantly lower in 1Q18, due to lower dispatching of thermal plants in the period.

Supply of gas to the residential market, which began in 2013, totaled 33,055 households invoiced in March 2018 – compared to 17,979 in March 2017.

Sector/regulatory charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 1Q18 was R$ 2,713,992 – or 6.69% higher than in R$ 2,543,810 in 1Q17.

Consumer charges – the ‘Flag’ Tariff system

There was an increase in the consumer charges related to the ‘Flag’ tariff system: the figure for 1Q18 was R$ 116,772, compared to R$ 29,258 in 1Q17. This reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, taking effect in January 2018.

The ‘Flag’ Tariff component – history
Jan. 2018	Feb. 2018	Mar. 2018
Green	Green	Green
Jan. 2017	Feb. 2017	Mar. 2017
Green	Green	‘Yellow’

Operational costs and expenses

Operational costs and expenses totaled R$ 4,198,293 in 1Q18, or 6.46% higher than in 1Q17 (R$ 3,943,702).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1Q18 was R$ 2,263,693 or 8.15% more than in 1Q17 (R$ 2,093,088). The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 1Q18 was R$ 1,485,293, or 7.73% more than in 1Q17 (R$ 1,378,708).

R$ ’000	1Q18	1Q17
Supply from Itaipu Binacional	288,243	294,046
Physical guarantee quota contracts	181,345	122,113
Quotas for Angra I and II nuclear plants	66,712	60,944
Spot market	186,099	142,503
‘Bilateral’ contracts	72,128	69,988
Electricity acquired in Regulated Market auctions	731,619	749,786
Proinfa Program	79,847	75,322
Distributed generation	18,957	1,925
Credits of Pasep and Cofins taxes	(139,657)	(137,919)

	1,485,293	1,378,708

Cemig GT:

The expense on electricity bought for resale in 1Q18 was R$ 795,414, or 8.33% more than in 1Q17 (R$ 734,282). This reflects an average volume of energy purchased 19.93% higher YoY in 1Q18, at 5,305,723 MWh, vs. 4,423,976 MWh in 1Q17, with an offsetting effect from the average price per MWh 9.68% lower YoY (at R$ 149.92 in 1Q18, vs. R$ 165.42 in 1Q17).

R$ ’000	Consolidated
	1Q18	1Q17
Electricity on spot market – CCEE	4,497	14,215
Electricity acquired in the Free Market	856,293	788,103
‘Bilateral’ contracts	8,811	—
Credits of Pasep and Cofins taxes	(74,187)	(68,036)

	795,414	734,282

Operating provisions

Operational provisions were 36.12% lower year-on-year in the quarter – at R$ 133,207 in 1Q18, compared to R$ 208,532 in 1Q17. The main factors are:

◾	Variation in fair value of the investment options related to Parati/RME and SAAG, in the amount of R$ 38,991 in 1Q18, compared to a total provision of R$ 62,587 in 1Q17. The following is a summary of the balances in the options held by the Company:

Consolidated – balance of liabilities R$ ’000	Balance at Mar. 31, 2018	Balance at Dec. 31, 2017
Put option for shares in RME and Lepsa	541,767	507,232
Put option – SAAG	316,050	311,593
Put / call options – Ativas and Sonda	(3,883)	(3,801)

	853,934	815,024

◾	The expense on provisions for employment-law contingencies was 73.06% lower in 1Q18, at R$ 17,054, than in 1Q17 (R$ 63,306). This basically reflects higher values provisioned in the previous year mainly relating to actions challenging the basis for calculation of rates for hazardous work, and equality of payment for allegedly unlawful outsourcing, and also cases for subsidiary and joint liability.

Default

With the Brazilian macro context of lower economic activity, which created unemployment and inflation, the adverse hydrological situation, and the increase in tariffs, which had been held down, Cemig has experienced higher than average growth in the total debt owed by clients. The good news is that Cemig’s confronting of default in 2017 has already reduced the index of default in recent months. The Company is confident that with more intense collection and disconnection the levels of default will be reduced in 2018.

Personnel

The expense on personnel in 1Q18 was R$ 331,664, or 13.00% lower than in 1Q17 (R$ 381,208). In spite of the wage increase of 1.83% agreed in November 2017, under the Collective Agreement, the lower figure reflects the reduction of 17.48% in the average numbers of employees when comparing the two periods (5,853 at the end of 1Q18 vs. 7,093 in 1Q17).

Numbers of employees

2018 PDVP Programmed Voluntary Retirement Plan

In March 2018, the Company created the Programmed Voluntary Retirement Program (‘the 2018 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2018. The period for joining the program was specified as from April 2 to April 30, 2018.For program offers payment of the severance amounts specified by law, including payment for the period of notice, and especially deposit of the ‘penalty’ amount of 40% of the FGTS Base Value, and other charges specified by the legislation, with no provision for payment of an additional premium.

The 2018 PDVP was accepted by 175 employees, with an additional cost of R$ 28,129 to be recognized in the second quarter of 2018.

Gas bought for resale

In 1Q18 the Company recorded an expense of R$ 263,233 on acquisition of gas, 18.30% more than its comparable expense of R$ 222,512 in 1Q17. This higher expense mainly reflects increases in the prices of gas purchased, since the volume of gas bought for resale was lower (263,242 m³ in 1Q18, vs. 293,105 m³ in 1Q17).

Equity in earnings of unconsolidated investees

In 1Q18 Cemig posted a net equity method gain of R$ 56,874, which compares with a net gain of R$ 29,641 in 1Q17. This reflects better equity gain from Light in 1Q18 – a gain of R$ 44 million, compared to a loss of R$ 8 million in 2017. The positive overall figure included equity method losses in 1Q18 in Renova – of R$ 41 million – and the Santo Antônio plant – R$ 49 million.

Consolidated – R$mn	Equity accounting gain (loss) 1Q18	Equity accounting gain (loss) 1Q17
Companhia Transleste de Transmissão	—	1,305
Companhia Transudeste de Transmissão	—	997
Companhia Transirapé de Transmissão	—	1,202
Companhia de Transmissão Centroeste de Minas	1,394	1,158
Light	36,244	(11,316)
Axxiom Soluções Tecnológicas	(1,802)	(2,128)
Lepsa	—	1,577
RME	7,479	1,469
Hidrelétrica Cachoeirão	2,713	3,246
Guanhães Energia	(145)	(1,510)
Hidrelétrica Pipoca	2,859	1,984
Madeira Energia (Santo Antônio plant)	(26,476)	(23,075)
FIP Melbourne (Santo Antônio plant)	(23,014)	(20,066)
Lightger	2,025	2,355
Baguari Energia	10,153	6,575
Central Eólica Praias de Parajuru	(1,750)	(509)
Central Eólica Volta do Rio	(6,315)	(2,207)
Central Eólica Praias de Morgado	(1,743)	(1,308)
Amazônia Energia (Belo Monte Plant)	10,821	8,832
Ativas Data Center	(763)	(725)
Taesa	45,552	61,326
Renova	(41,316)	(28,246)
Itaocara	(191)	—
Aliança Geração	29,976	23,152
Aliança Norte (Belo Monte plant)	7,492	2,184
Retiro Baixo	3,681	3,369

Total	56,874	29,641

Financial revenue and expenses

Cemig reported net financial expenses in 1Q18 of R$ 157,800, which compares with net financial expenses of R$ 392,746 in 1Q17. The main factors are:

◾	Income from cash investments: R$ 23,727 in 1Q18, compared to R$ 64,830 in 1Q17, a reduction of 63.40%. This basically reflects the lower CDI rate in the year (1.59% in 1Q18, vs. 2.98% in 1Q17) – the main indexor for yield on cash investments – and also the lower volume of cash available for investment in 2018.

◾	Gains of R$ 97,516 on financial instruments in 1Q18, due to the adjustment to fair value of a swap relating to dollar-indexed funding raised (Eurobonds) in 4Q17.

◾	Lower borrowing costs on loans and financings: R$ 294,965 in 1Q18, vs. R$$461,421 in 1Q17 – i.e. 36.07% lower. This basically reflected the lower variation resulting from the CDI rate in 2018 – the main indexor of the debt, as shown above.

Ebitda

Cemig’s consolidated Ebitda was 8.47% lower in 1Q18 than in 1Q17:

Ebitda – R$ million	1Q18	1Q17	Change,%
Net profit (loss) for the period	464,595	342,734	35.56
+ Income tax and Social Contribution tax	171,617	163,389	5.04
+ Net financial revenue (expenses)	157,800	392,746	(59.82)
+ Depreciation and amortization	212,991	201,365	5.77

= EBITDA	1,007,003	1,100,234	(8.47)

Debt

The Company’s consolidated total debt on March 31, 2018 was R$ 13,698,816, 4.85% less than at December 31, 2017.

R$ ’000	March 31, 2018	December 31, 2017%
Cemig—consolidated
Total debt	13,698,816	14,397,697	(4.85)
Net debt	12,828,039	12,279,303	4.47
Cemig GT—consolidated
Total debt	8,135,163	8,320,163	(2.22)
Net debt	7,785,339	7,381,202	5.48
Cemig D
Total debt	5,176,157	5,682,691	(8.91)
Net debt	4,944,499	4,851,213	1.92

Covenants – Eurobonds

For so long as any of the Notes are Outstanding, Cemig and Cemig GT will include calculations of each sub-item of Covenant EBITDA, Covenant Net Debt and Total Secured Debt, in addition to calculations for the following financial covenant ratios: Covenant Net Debt / Covenant EBITDA and Total Secured Debt /EBITDA.

12 months	March 31, 2018
R$ (in million)	H	GT
Net income for the period/year (i)	1,122	490
Net financial expenses	761	757
Income tax and Social Contribution tax	653	455
Depreciation and amortization	862	154

EBITDA	3,398	1,856
minus minority interest result	225	525
minus provision for the variation in value of the put option obligations	323	72
minus non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	(6)	41
plus non-cash expenses and non-cash charges, to the extent they are non-recurring	—	—
minus non-cash credits and gains increasing net income, to the extent they are non-recurring	(720)	(243)
plus any cash payments made on a consolidated basis during such period relating to non-cash charges that were added back in determining covenant EBITDA in any prior period	—	—
plus expenses related to adherence to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), incurred in the third quarter of 2017	562	30
minus non-cash revenues related to transmission and generation indemnification	(497)	(497)
plus cash dividends received from minority investments (as measured in the statement of cash flows)	390	199
minus monetary updating of concession grant fees	(319)	(319)
plus cash inflows related to power generation concession grant fee	239	239
plus cash inflows related to transmission revenue for cost of capital coverage	394	394
plus cash inflows from generation indemnification, provided that such amount shall not exceed 30% of the sum of clauses (i) through this definition of Covenant EBITDA	—	—

Covenant EBITDA	3,989	2,297

Consolidated Indebtedness	13,699	8,135
plus debt contracts with Forluz	1,089	246
plus carrying liability of any put option obligation	1,014	399
minus escrow account amounts deposited to satisfy any put option obligation	(89)	—
minus consolidated cash and cash equivalents; plus consolidated marketable securities recorded as current assets	(861)	(345)

Covenant Net Debt	14,852	8,435

Covenant net debt/covenant EBITDA	3.72	3.67
Limit Covenant Net Debt to Covenant EBITDA Ratio	5.00	5.50
Total Secured Debt	5,825
Covenant EBITDA	3,989
Total Secured Debt to Covenant EBITDA Ratio	1.46
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.00

Absorption of Cemig Telecom (Cemig Telecomunicações S.A.)

On March 31, 2018 the absorption by Cemig of its wholly-owned subsidiary Cemig Telecom was completed. This took place at book value. As a consequence Cemig Telecom was extinguished; Cemig is successor to all its goods, rights and obligations. Since this is an absorption of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the Absorption Date.

RESULTS SEPARATED BY BUSINESS SEGMENT

INFORMATION BY MARKET SEGMENT ON MARCH 31, 2018
	ELECTRICITY			GAS	TELECOM	OTHER	ELIMINATIONS	TOTAL
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14,029,538	3,829,674	19,051,688	1,845,118	–	1,887,499	(6,564)	40,636,953
Investments in subsidiaries and jointly–controlled entities	4,760,661	1,167,791	1,865,730	–	–	27,180	–	7,821,362
ADDITIONS TO THE SEGMENT	87,984	–	170,074	10,243	–	8,645	–	276,946
Additions to the financial asset	–	1,063	–	–	–	–	–	1,063
NET REVENUE	1,473,883	139,272	2,983,541	346,954	36,459	31,657	(76,335)	4,935,431
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(796,464)	–	(1,485,293)	–	–	(3)	18,067	(2,263,693)
Charges for use of the national grid	(70,394)	–	(370,845)	–	–	–	48,697	(392,542)
Gas bought for resale	–	–	–	(263,233)	–	–	–	(263,233)

Operational costs, total	(866,858)	–	(1,856,138)	(263,233)	–	(3)	66,764	(2,919,468)
OPERATING COSTS AND EXPENSES
Personnel	(55,527)	(25,179)	(225,825)	(11,215)	(4,785)	(9,133)	–	(331,664)
Profit sharing	(3,006)	(1,654)	(13,856)	–	351	(1,412)	–	(19,577)
Post–retirement obligations	(11,634)	(6,229)	(55,300)	–	–	(10,108)	–	(83,271)
Materials	(1,609)	(554)	(12,546)	(323)	(220)	(44)	6	(15,290)
Outsourced services	(23,009)	(6,874)	(198,675)	(3,561)	(6,719)	(1,594)	4,639	(235,793)
Depreciation and amortization	(40,995)	–	(144,893)	(17,885)	(9,089)	(129)	–	(212,991)
Operational provisions (reversals)	(7,973)	(1,029)	(84,765)	–	(213)	(39,309)	81	(133,208)
Construction costs	–	(1,063)	(170,074)	(6,722)	(2,810)	–	–	(180,669)
Other operating expenses, net	(10,126)	(2,864)	(47,252)	(2,965)	(4,818)	(3,182)	4,845	(66,362)

Total cost of operation	(153,879)	(45,446)	(953,186)	(42,671)	(28,303)	(64,911)	9,571	(1,278,825)
OPERATING COSTS AND EXPENSES	(1,020,737)	(45,446)	(2,809,324)	(305,904)	(28,303)	(64,914)	76,335	(4,198,293)
Equity method gains in non–consolidated investes	(31,230)	46,944	43,722	–	(763)	(1,799)	–	56,874
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	421,916	140,770	217,939	41,050	7,393	(35,056)	–	794,012
Financial revenues	127,366	8,211	78,905	14,258	925	12,189	–	241,854
Financial expenses	(236,767)	(1,170)	(149,504)	(9,774)	(1,539)	(900)	–	(399,654)
PRE–TAX PROFIT	312,515	147,811	147,340	45,534	6,779	(23,767)	–	636,212
Income and Social Contribution taxes	(99,900)	(30,988)	(37,896)	(15,365)	(2,472)	15,004	–	(171,617)

NET PROFIT (LOSS)	212,615	116,823	109,444	30,169	4,307	(8,763)	–	464,595

Interest of the controlling shareholders	212,615	116,823	109,444	30,023	4,307	(8,763)	–	464,449
Interest of non–controlling shareholder	–	–	–	146	–	–	–	146

	212,615	116,823	109,444	30,169	4,307	(8,763)	–	464,595

Appendices

Plant	Company	Type	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit Cemig (MW)*	Assured Energy Cemig (average MW)*	Year Concession or Authorization Expires
Emborcação	CEMIG GT	Hydroelectric	100.00%	1,192.00	499.70	1,192.00	499.70	7/23/2025
Nova Ponte	CEMIG GT	Hydroelectric	100.00%	510.00	270.10	510.00	270.10	7/23/2025
Irapé	CEMIG GT	Hydroelectric	100.00%	399.00	207.90	399.00	207.90	2/28/2035
Igarapé	CEMIG GT	Thermal	100.00%	131.00	71.30	131.00	71.30	8/13/2024
Queimado	CEMIG GT	Hydroelectric	82.50%	105.00	67.90	86.63	56.02	1/2/2033
Volta do Rio	CEMIG GT	Wind Farm	49.00%	42.00	18.41	20.58	9.02	12/26/2031
Praias de Parajuru	CEMIG GT	Wind Farm	49.00%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	CEMIG GT	Wind Farm	49.00%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi (Cemig)	CEMIG GT	SHP	49.00%	25.00	19.53	12.25	9.57	2/19/2031
Rio de Pedras	CEMIG GT	SHP	100.00%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	CEMIG GT	SHP	100.00%	9.16	5.79	9.16	5.79	8/19/2025
São Bernardo	CEMIG GT	SHP	100.00%	6.82	3.42	6.82	3.42	8/19/2025
Paraúna	CEMIG GT	SHP	100.00%	4.28	1.90	4.28	1.90	–
Salto Morais	CEMIG GT	SHP	100.00%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	CEMIG GT	SHP	100.00%	2.12	0.53	2.12	0.53	7/8/2015
Anil	CEMIG GT	SHP	100.00%	2.08	1.10	2.08	1.10	7/8/2015
Xicão	CEMIG GT	SHP	100.00%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	CEMIG GT	SHP	100.00%	1.62	0.61	1.62	0.61	8/19/2025
Central Mineirão	CEMIG GT	Solar	100.00%	1.42	–	1.42	–	–
Santa Marta	CEMIG GT	SHP	100.00%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	CEMIG GT	SHP	100.00%	0.80	0.55	0.80	0.55	11/19/2004
Jacutinga	CEMIG GT	SHP	100.00%	0.72	0.57	0.72	0.57	Não Tem
Santa Luzia	CEMIG GT	SHP	100.00%	0.70	0.23	0.70	0.23	2/25/2026
Lages *	CEMIG GT	SHP	100.00%	0.68	0.54	0.68	0.54	6/24/2010
Três Marias	CEMIG G. TRÊS MARIAS	Hydroelectric	100.00%	396.00	239.00	396.00	239.00	1/4/2046
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100.00%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100.00%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	CEMIG G CAMARGOS	Hydroelectric	100.00%	46.00	21.00	46.00	21.00	1/4/2046
Peti	CEMIG G. LESTE	SHP	100.00%	9.40	6.18	9.40	6.18	1/4/2046
Tronqueiras	CEMIG G. LESTE	SHP	100.00%	8.50	3.39	8.50	3.39	1/4/2046
Ervália	CEMIG G. LESTE	SHP	100.00%	6.97	4.66	6.97	4.66	1/4/2046
Neblina	CEMIG G. LESTE	SHP	100.00%	6.47	0.35	6.47	0.35	1/4/2046
Dona Rita	CEMIG G. LESTE	SHP	100.00%	2.40	1.03	2.40	1.03	1/4/2046
Sinceridade	CEMIG G. LESTE	SHP	100.00%	1.42	3.59	1.42	3.59	1/4/2046
Gafanhoto	CEMIG G. OESTE	SHP	100.00%	14.00	6.68	14.00	6.68	1/4/2046
Martins	CEMIG G. OESTE	SHP	100.00%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	CEMIG G. OESTE	SHP	100.00%	7.20	2.69	7.20	2.69	1/4/2046
Piau	CEMIG G. SUL	SHP	100.00%	18.01	13.53	18.01	13.53	1/4/2046
Joasal	CEMIG G. SUL	SHP	100.00%	8.40	5.20	8.40	5.20	1/4/2046
Cel. Domiciano	CEMIG G. SUL	SHP	100.00%	5.04	3.03	5.04	3.03	1/4/2046
Paciência	CEMIG G. SUL	SHP	100.00%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	CEMIG G. SUL	SHP	100.00%	4.00	2.74	4.00	2.74	1/4/2046
Sá Carvalho	Sá Carvalho	Hydroelectric	100.00%	78.00	56.10	78.00	56.10	12/1/2024
Rosal	Rosal Energia	Hydroelectric	100.00%	55.00	29.10	55.00	29.10	5/8/2032
Pai Joaquim	CEMIG PCH	SHP	100.00%	23.00	13.91	23.00	13.91	4/1/2032
Salto Voltão	Horizontes Energia	SHP	100.00%	8.20	7.36	8.20	7.36	10/4/2030
Salto do Passo Velho	Horizontes Energia	SHP	100.00%	1.80	1.64	1.80	1.64	10/4/2030
Machado Mineiro	Horizontes Energia	SHP	100.00%	1.72	1.14	1.72	1.14	7/8/2025
Aimorés	ALIANÇA	Hydroelectric	45.00%	330.00	181.90	148.50	81.86	12/20/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	Hydroelectric	39.32%	240.00	154.40	94.36	60.70	8/29/2036
Igarapava	ALIANÇA	Hydroelectric	23.69%	210.00	134.20	49.75	31.80	12/30/2028
Amador Aguiar II (Capim Branco II)	ALIANÇA	Hydroelectric	39.32%	210.00	131.70	82.56	51.78	8/29/2036
Funil	ALIANÇA	Hydroelectric	45.00%	180.00	84.60	81.00	38.07	12/20/2035
Porto Estrela	ALIANÇA	Hydroelectric	30.00%	112.00	61.80	33.60	18.54	7/10/2032
Candonga	ALIANÇA	Hydroelectric	22.50%	–	–	–	–	5/25/2035
Baguari	BAGUARI ENERGIA	Hydroelectric	34.00%	140.00	84.70	47.60	28.80	8/15/2041
Cachoeirão	Hidrelétrica Cachoeirão	SHP	49.00%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	Hidrelétrica Pipoca	SHP	49.00%	20.00	11.90	9.80	5.83	9/10/2031
SHPs	Light Energia	SHP	48.86%	855.14	620.70	417.82	303.27	–
Paracambi (Light)	Lightger	SHP	24.92%	25.00	19.53	6.23	4.87	2/16/2031
SHPs	Renova Energia	SHP	44.62%	41.80	24.40	18.65	10.89	–
SHPs	Brasil PCH	SHP	22.76%	291.00	192.68	66.22	43.85	–
Belo Monte	Norte	Hydroelectric	12.91%	5,121.99	4,571.00	661.04	589.93	26/08/2045
Retiro Baixo	Retiro Baixo	Hydroelectric	49.90%	82.00	36.60	40.92	18.26	8/25/2041
Santo Antônio	SAE	Hydroelectric	18.13%	3,568.30	2,424.00	646.90	439.45	6/12/2046
Total				14,828.02	10,475.61	5,710.06	3,418.79

RAP (Permitted Annual Revenue – Transmission ) – 2017/2018 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado
Cemig GT	709,016,589	100.00%	709,016,589
Cemig GT	687,018,817	100.00%	687,018,817
Cemig Itajuba	21,997,772	100.00%	21,997,772
Centroeste	17,399,265	51.00%	8,873,625
Taesa	2,328,434,417	21.68%	504,804,582
Transleste	12,241,196	30.00%	2,653,891
Transudeste	7,334,302	29.00%	1,590,077
Transirapé	9,771,428	29.50%	2,118,446
ETEO	88,077,706	100.00%	19,095,247
ETAU	24,216,647	52.58%	5,250,169
NOVATRANS	517,164,423	100.00%	112,121,247
TSN	427,855,624	100.00%	92,759,099
GTESA	9,361,375	100.00%	2,029,546
PATESA	25,008,641	100.00%	5,421,873
Munirah	36,484,440	100.00%	7,909,826
Brasnorte	10,062,251	38.66%	2,181,496
São Gotardo	5,203,930	100.00%	1,128,212
NTE	153,424,301	100.00%	33,262,388
STE	81,598,032	100.00%	17,690,453
ATE I	149,036,948	100.00%	32,311,210
ATE II	230,277,807	100.00%	49,924,229
ATE III	116,301,579	100.00%	25,214,182
EATE	177,139,821	49.98%	38,403,913
STC	17,592,992	39.99%	3,814,161
Lumitrans	10,651,737	39.99%	2,309,297
ENTE	112,564,897	49.99%	24,404,070
ERTE	25,266,463	49.99%	5,477,769
ETEP	28,183,293	49.98%	6,110,138
ECTE	9,074,626	19.09%	1,967,379
EBTE	34,269,232	74.49%	7,429,570
ESDE	6,548,398	49.98%	1,419,693
ETSE	3,722,327	19.09%	807,000
Light	8,941,679	48.86%	1,938,556
RAP TOTAL CEMIG			1,224,633,352

Table Cemig D

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29
3Q16	6,365	4,424	10,788	29
4Q16	6,402	4,409	10,811	30
1Q17	6,249	4,274	10,523	30
2Q17	6,314	4,287	10,601	31
3Q17	6,232	4,586	10,817	31
4Q18	6,221	4,591	10,813	31
1Q18	6,201	4,637	10,838	31

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	3,835	4,179	(8)
TUSD	380	468	(19)
CVA and Other financial components in tariff adjustment	441	(303)	–
Construction revenue	170	181	(6)
Others	360	277	30
Subtotal	5,186	4,802	8
Deductions	(2,203)	(2,034)	8

Net Revenues	2,984	2,768	8

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	226	254	(11)
Employee Participation	14	14	3
Forluz – Post–Retirement Employee Benefits	55	65	(15)
Materials	13	8	55
Contracted Services	199	173	15
Purchased Energy	1,485	1,379	8
Depreciation and Amortization	145	130	12
Operating Provisions	85	137	(38)
Charges for Use of Basic Transmission Network	371	162	128
Cost from Operation	170	181	(6)
Other Expenses	47	69	(31)

Total	2,809	2,571	9

Statement of Results	1Q18	1Q17	Change%
Net Revenue	2,984	2,768	8
Operating Expenses	2,809	2,571	9
EBIT	174	197	(12)
EBITDA	319	327	(2)
Financial Result	(71)	(113)	(38)
Provision for Income Taxes, Social Cont &	(38)	(35)	10

Net Income	66	49	34

Table Cemig GT

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	886	930	(5)
Supply	644	640	1
Revenues from Trans. Network	144	127	13
Gain on monetary updating of Concession Grant Fee	82	80	3
Construction revenue	1	3	(64)
Transactions in the CCEE	122	220	(45)
Transmission indemnity revenue	50	66	(24)
Generation indemnity revenue	17	–	–
Others	13	10	30
Subtotal	1,959	2,076	(6)
Deductions	(397)	(402)	(1)

Net Revenues	1,562	1,674	(7)

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	80	91	(13)
Employees’ and managers’ profit shares	5	4	3
Forluz – Post–Retirement Employee Benefits	18	20	(11)
Materials	2	3	(20)
Contracted Services	27	27	1
Depreciation and Amortization	37	41	(11)
Operating Reserves	9	56	(84)
Charges for Use of Basic Transmission Network	70	82	(15)
Purchased Energy	795	734	8
Construction Cost	1	3	(64)
Other Expenses	13	20	(35)

Total	1,055	1,081	(2)

Statement of Results	1Q18	1Q17	Change%
Net Revenue	1,562	1,674	(7)
Operating Expenses	1,055	1,081	(2)
EBIT	507	594	(15)
Equity equivalence results	(31)	(25)	(24)
EBITDA	512	610	(16)
Financial Result	(105)	(295)	(64)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(124)	(88)	40

Net Income	247	185	34

Table Cemig

Energy Sales (Consolidated)(GWh)	1Q18	1Q17	Change%
Residential	2,593	2,537	2
Industrial	4,028	4,253	(5)
Commercial	2,043	1,912	7
Rural	766	798	(4)
Others	879	860	2
Subtotal	10,309	10,361	(1)
Own Consumption	12	9	31
Supply	2,633	2,894	(9)

TOTAL	12,954	13,264	(2)

Energy Sales	1Q18	1Q17	Change%
Residential	1,918	1,991	(4)
Industrial	1,106	1,182	(6)
Commercial	1,069	1,140	(6)
Rural	343	368	(7)
Others	380	405	(6)
Electricity sold to final consumers	4,815	5,087	(5)
Unbilled Supply, Net	(119)	227	–
Supply	701	458	53

TOTAL	5,398	5,772	(6)

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	4,733	5,123	(8)
TUSD	374	463	(19)
Supply	665	649	2
Transactions in the CCEE	134	227	(41)
CVA and Other financial components in tariff adjustment	441	(303)	–
Gain on monetary updating of Concession Grant Fee	82	80	3
Revenues from Trans. Network	101	93	9
Construction revenue	178	201	(11)
Gas supply	428	411	4
Transmission Indemnity Revenue	50	66	(24)
Generation Indemnity Revenue	17	–	–
Others	446	349	28
Subtotal	7,649	7,357	4
Deductions	(2,714)	(2,544)	7

Net Revenues	4,935	4,813	3

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	332	381	(13)
Employee Participation	20	19	4
Forluz – Post–Retirement Employee Benefits	83	95	(12)
Materials	15	11	36
Contracted Services	236	209	13
Purchased Energy	2,264	2,093	8
Depreciation and Amortization	213	201	6
Operating Provisions	133	209	(36)
Charges for Use of Basic Transmission Network	393	206	90
Gas bought for resale	263	223	18
Cost from Operation	181	201	(10)
Other Expenses	66	97	(31)

TOTAL	4,198	3,944	6

Financial Result Breakdown	1Q18	1Q17	Change%
Financial revenues	242	180	34
Revenue from cash investments	24	65	(63)
Arrears penalty payments on electricity bills	76	73	4
Exchange rate	3	8	(70)
Monetary updating	12	18	(34)
Monetary updating – CVA	98	–	–
Taxes applied to Financial Revenue	(9)	(11)	(20)
Other	39	27	48
Financial expenses	(400)	(572)	(30)
Costs of loans and financings	(287)	(446)	(36)
Exchange rate	(19)	–	–
Monetary updating – loans and financings	(39)	(43)	(11)
Monetary updating – paid concessions	(1)	–	–
Charges and monetary updating on Post–employment obligations	(18)	(19)	(7)
Other	(36)	(63)	(44)
Financial revenue (expenses)	(158)	(392)	(60)

Statement of Results	1Q18	1Q17	Change%
Net Revenue	4,935	4,813	3
Operating Expenses	4,198	3,944	6
EBIT	737	869	(15)
Equity gain in subsidiaries	57	30	(92)
Depreciation and Amortization	213	201	(6)
EBITDA	1,007	1,101	(8)
Financial Result	(158)	(392)	60
Income Tax	(172)	(163)	(5)
Net Income	465	343	35

Cash Flow Statement	1Q18	1Q17	Change%
Cash at beginning of period	1,030	995	4
Cash generated by operations	(373)	528	(171)
Net profit	465	343	36
Current and deferred income tax and Social Contribution tax	172	163	5
Depreciation and amortization	213	201	6
Passthrough from CDE	(441)	303	–
Equity gain (loss) in subsidiaries	(57)	(30)	(92)
Provisions (reversals) for operational losses	133	209	(36)
Dividends received from equity holdings	36	–	–
Interest paid on loans and financings	(345)	(478)	(28)
Consumers and traders	262	(423)	(162)
Suppliers	(719)	(325)	121
Others	(91)	564	116
Financing activities	(613)	(517)	(19)
Payments of loans and financings	(722)	(517)	40
Capital Increase	110	–	–
Investment activity	378	(164)	(331)
Securities – Financial Investment	649	192	237
Acquisition of ownership interest and future capital commitments	(82)	(162)	(49)
Fixed and Intangible assets	(188)	(194)	(3)
Cash at end of period	422	842	(50)
Total Cash	871	2,118

BALANCE SHEETS (CONSOLIDATED) – ASSETS	03/31/2018	12/31/2017
CURRENT	6,913	8,537
Cash and cash equivalents	422	1,030
Securities	439	1,058
Consumers and traders	3,400	3,885
Financial assets of the concession	1,020	848
Tax offsetable	159	174
Income tax and Social Contribution tax recoverable	289	340
Dividends receivable	69	77
Linked funds	108	–
Inventories	35	38
Passthrough from CDE (Energy Development Account)	77	77
Other credits	895	904
NON–CURRENT	33,724	33,702
Securities	10	30
Consumers and traders	252	255
Tax offsetable	229	231
Income tax and Social Contribution tax recoverable	15	21
Deferred income tax and Social Contribution tax	1,939	1,871
Escrow deposits in legal actions	2,360	2,336
Other credits	776	644
Financial assets of the concession	6,429	6,605
Investments	7,821	7,792
PP&E	2,726	2,762
Intangible assets	11,168	11,156
TOTAL ASSETS	40,637	42,240

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2018	12/31/2017
CURRENT	7,548	8,662
Suppliers	1,623	2,343
Regulatory charges	426	513
Profit shares	28	9
Taxes	632	705
Income tax and Social Contribution tax	46	115
Interest on Equity, and dividends, payable	428	428
Loans and financings	2,588	2,371
Payroll and related charges	187	207
Post–retirement liabilities	242	232
Other obligations	806	1,233
Provisions for losses on investments	542	507
NON–CURRENT	18,349	19,247
Regulatory charges	267	250
Loans and financings	11,111	12,027
Taxes	29	28
Income tax and Social Contribution tax	724	735
Provisions	688	678
Post–retirement liabilities	3,974	3,954
Provisions for losses on investments	312	308
Other obligations	1,245	1,267
STOCKHOLDERS’ EQUITY	14,735	14,326
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	6,019	5,729
Adjustments to Stockholders’ equity	(827)	(837)
Advance against Future Capital Increase	1,325	1,215
NON– CONTROLLING STOCKHOLDER´S EQUITY	4	4
TOTAL LIABILITIES	40,637	42,240

PRESENTATIONS TO THE XXIII ANNUAL MEETING WITH THE CAPITAL MARKET—SUPPLY AND DEMAND—GUIDANCE

XXIII Annual Meeting with the Capital Markets

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).
Disclaimer

Cemig GT and the Grid: Supply and demand
Executive responsible: Marcus Vinĺcius de Castro Lobato

Supplying the Brazilian National Grid
Source: May 2017 monthly operational survey (PMO) including effects of ordinary review of physical offtake guarantees of hydroelectric plants (Mining and Energy Ministry Order 178/2017),
Government operational forecasts in May 2017
Average MW
10.000
20.000
30.000
40.000
50.000
60.000
70.000
80.000
90.000
Hydro Wind/bio/solar Reserve Thermal Market Surplus Surplus %
2017 56.541 6.288 2.293 15.776 66.397 12.208 18,4%
2018 57.112 6.077 2.483 15.711 69.767 9.132 13,1%
2019 57.678 6.876 3.012 16.344 72.019 8.879 12,3%
2020 57.806 7.244 3.152 18.992 74.643 9.399 12,6%
2021 57.895 7.463 3.157 19.010 77.978 6.391 8,2%
2022

Source: May 2018 monthly operational survey (PMO) (includes contracting of Angra III as Reserve Energy from Jan, 2022),
Government operational forecasts in May 2018
Supplying the Brazilian National Grid
Average MW
10.000
20.000
30.000
40.000
50.000
60.000
70.000
80.000
90.000
Hydro Wind/bio/solar Reserve Thermal Market Surplus Surplus %
2017
2018 57.113 6.619 2.689 15.006 67.880 10.857 16,0%
2019 57.555 6.780 3.005 15.578 71.290 8.624 12,1%
2020 57.681 7.001 3.125 18.654 74.010 9.326 12,6%
2021 57.732 7.295 3.160 19.979 76.921 8.086 10,5%
2022 57.783 7.634 4.346 19.998 80.057 5.358 6,7%

Cemig GT: Sources and sales
Own generation*
Probable renewals
Excess accounted in the spot market in 2016
* Own generation: Includes total availability of energy from the SPCs of Cemig GT, and non-representation of intermediation of contracts,
Figures presented at Cemig’s 22nd Annual Meeting with Capital Markets, June 1, 2017:
Supply available for trading
Renewals Sales by SPCs in Regulated Market (Distributors)
Regulated Market sales (Distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit Own generation *
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
291 291 291 253 253 253 253 253 253 253 253
420 294 294 294 294 294 294 294 294 294 294
3.146 3.088 2.951 2.735 2.366 1.731 1.422 764 641 641 624
260 295 63 275 48 589 861 1300 1312 872 470
1 82 313 873 1,431 1,673 2,049 1,922 2,129 1,926
0
500
1.000
1.500
2.000
2.500
3.000
3.500
4.000
4.500
5.000
5.500

Probable renewals
Excess accounted in the spot market in 2017
(*) Includes total availability of energy from the SPCs of Cemig GT, and non-representation of intermediation of contracts, Amounts shown for 2017 are actual (realized), including the effect of the GSF on Cemig’s total physical offtake guarantee,
Cemig GT: Sources and sales
Own generation*
Supply available for trading
Renewals Sales by SPCs in Regulated Market (Distributors)
Regulated Market sales (Distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit Own generation *
The view today
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027
285 291 253 253 253 253 253 253 253 253 253
294 294 294 294 294 294 294 294 294 294 294
3.072 2.990 2.942 2.643 2.106 1.835 992 653 643 630 613
151 326 560 1160 1303 872 465 477
286 43
368 19 97 462 1,006 1,274 1,697 1,860 1,860 1,868 1,867
0
500
1.000
1.500
2.000
2.500
3.000
3.500
4.000
4.500
5.000
5.500

Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

Cemig GT: Supply and demand
Position on April 2, 2018
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027
Own generation Purchased 1,434 1,433 1,432 1,431 1,430 1,430 1,429 1,094 674 674
Purchased 2,292 1,770 1,714 1,548 1,512 1,270 1,074 968 968 963
Total supply 3,726 3,203 3,146 2,979 2,942 2,700 2,503 2,062 1,642 1,637
Sales: Free Market 2,990 2,942 2,643 2,106 1,835 992 653 643 630 613
Sales: Regulated Market 585 547 547 547 547 547 547 547 547 547
Total demand: 3,575 3,489 3,190 2,653 2,382 1,539 1,200 1,190 1,177 1,160
Balance available 151 - 286 - 44 326 560 1,161 1,303 872 465 477

XXIII Annual Meeting with the Capital Markets

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig D
2017: Guidance vs. Realized

Cemig D – 2017 Guidance vs. Realized
Market – TWh
4.2%
26,2
25,1
18,3
17,7
Employment law-provisions
78
175
124%
Consumer default allowance
190
20%
228
Supply
Transport

Cemig D – 2017 Guidance vs. Realized
* Includes R$ 160 mn for voluntary retirement program (‘PDVP’), of which R$ 100 mn was already included in 2017 Guidance.
Ebitda IFRS - R$ mn
Source: Cemig
2017 guidance
Life insurance
PRCT tax settlement
Overcontracting
Voluntary
retirement plan
Provisions
Market
Pensions
Other
Realized
Adjustments*
Adjusted Ebitda
Adjustments
1.427
1.223
447
558
160
60
170
120
50
41
831
111
942

Cemig D
Guidance. 2018–2022

Cemig D – 2018 Guidance
Billed market – TWh
Supply
Transport
25,1
17,7
25,7
19,2
26,3
19,6
27,1
20,2
27,8
20,7
28,5
21,2
2017 2018 2019 2020 2021 2022
Market changes – %
Supply
Transport
Total
2% 3% 5% 8%

Cemig D – 2018 Guidance
Opex/client below regulatory limit as from 2019
Number of Clients
2016
8,260,336
2017
8,346,898
2018
8,575,696
2019
8,759,411
2020
8,942,877
2021
9,126,344
2022
9,309,808
Reduction:
28% in
2016-22
2018 guidance Realized Regulatory
396 328 17% 310 300 296 291 285
2016 2017 2018 2019 2020 2021 2022
Default provisions
June 2018 R$ mn
405 236 190 155 147 104 89 98 84 99 81 98
Employment law provisions
June 2018 R$ mn
98 181 75 77 78 79
Constant June 2018 R$ mn
Source: Cemig

Cemig D – 2018 Guidance
Capital expenditure
Multi-year planning
Constant June 2018 R$ mn 2018 2019 2020 2021 2022 TOTAL
Electricity system 1,052 931 1,057 915 675 4,630
Infrastructure / Other 86 115 91 60 58 411
Total, Cemig 1,138 1,047 1,148 975 734 5,041
Client funds (Electricity system) 231 205 233 201 149 1,019
Total 1,369 1,251 1,381 1,176 882 6,059
Source: Cemig

Cemig D – 2018 Guidance
Constant June 2018 R$ mn
973 81 106 54 346 49 78 1.729 1.518 51 30 500 44 2.279 2.001
Adjusted 2017 Ebitda
Default provision
Employment law provisions
PMSO
APV / Market
Pensions
Other
2018 guidance
Default provision
PMSO
APV / Market
Other
2018 guidance
Limit
Guidance
7,5 4,5 3,8 4,1 3,6 3,5 2,6 2,5
2017 jun18 dec18 jun19 dec19
Source: Cemig
* Adjusted according to definition in the debt contract
Ebitda IFRS - Constant June 2018 R$ mn

Cemig GT
2017: Guidance vs. Realized

CEMIG GT – 2017 Guidance vs. Realized
* Indemnity for generation assets (R$ 272 mn), recognition of value of cables and conductors in the Transmission BRR (R$ 149 mn). updating of generation indemnity (R$ 25 mn), and updating of the financial BRR asset of transmission (R$ 44 mn).
** Includes R$ 50 mn expense on voluntary severance program (‘PDVP’), of which R$ 26 mn was already included in 2017 Guidance.
Ebitda IFRS
Source: Cemig
Adjustments
2017 guidance
Indemnities *
Life insurance
Renova
Voluntary
retirement
Santo Antônio
SAAG put option
CCEE settlement
Other
Realized
Adjustments **
Adjusted Ebitda
2.277 1.951 490 142 304 24 120 98 50 33 1.954 278 1.676
R$ mn

Cemig GT
Guidance. 2018–2022

Cemig GT – 2018 Guidance
Main assumptions used in construction of 2018–2022 guidance:
More benign hydrology.
Does not take into account the disposal of assets planned in the divestment program.
Renewal of contracts with Free Clients.
Does not take into account receipt of indemnity for the generation assets.
Improvement in the results of the affiliated companies.

Cemig GT – 2018 Guidance
Market – TWh
29,1 28,0 26,5 27,5 27,7 28,2
2017 2018 2019 2020 2021 2022
0,81 0,89 0,93 0,98 1,00 1,04
228 334 204 194 205 148 200 105 190 145 1863 156
Average sale price*
Spot price *
GSF**
Source: Cemig
* Constant R$/MWh ** Generation Scaling Factor

Cemig GT – 2018 Guidance
Capital expenditure
Multi-year planning
Constant June 2018 R$ mn 2018 2019 2020 2021 2022 TOTAL
Generation (operation & maintenance) 55 111 76 26 14 283
Cash injections 257 18 2 - - 278
Amazônia 119 5 - - - 125
Aliança Norte 72 3 - - - 76
Guanhães 61 - - - - 61
Itaocara 5 2 2 - - 10
Renova - 7 - - - 7
Transmission (strengthening/improvement*) 156 197 212 182 198 945
Total 468 326 290 209 213 1,506
* An important component of investments in transmission planned for the 5-year period are the improvements for maintenance and continuity of transmission service, and strengthening of the transmission grid – those projects authorized by Aneel to increase transmission capacity, and/or reliability or useful life of the assets.
Source: Cemig

Cemig GT – 2018 Guidance
Ebitda IFRS - Constant June 2018 R$ mn
1.731 150 140 173 88 19 1.807 1.549 248 23 1.975 1.734
Adjusted
2017 Ebitda
Quotas
Revenue
Holdings
Provisions
Other
2018
guidance
Holdings
2019
guidance
Net debt/Ebitda* – Reprofiling
Limit
Guidance
Net debt/Ebitda* – Eurobond
5,50 5,00 4,50 3,04 3,40 3,70 3,30
3,53 3,90
2017 jun18 dec18 jun19 dec19
Source: Cemig
* Net debt and Ebitda are adjusted according to the definitions in the debt contracts.

CEMIG
2017: Guidance vs. Realized

CEMIG – 2017 Guidance vs. Realized
Adjustments
2017
guidance
Cemig D
Taesa
sale
Life
insurance
Light
Put
Light
Taesa
Other
Realized
Adjustments*
Adjusted
Ebitda
* This excludes: the non-recurring items of Cemig D and Cemig GT;
the gain on the sale of stock in Taesa, of R$ 207 mn;
and the life insurance item of R$ 30 mn.
Ebitda IFRS – R$ mn
Source: Cemig
4.491 4.042 392 207 30 165 120 80 30 3.492 404 3.088

CEMIG
Guidance. 2018–2022

CEMIG – 2018 Guidance
Results expected to improve over the period
Actions to increase productivity (reduction of headcount, efficiency of processes, etc).
Positive effect of Cemig D’s 5-year Tariff Review in 2018.
Normalization of hydrology.
Improvement in the results of the affiliates and subsidiaries.

CEMIG – 2018 Guidance
3.189 713 10 176 100 15 28 4.228 3.795 536 206 168 63 100 10 5.133 4.733
2017
Ebitda*
Cemig
D
Cemig
GT
Light
Put
Sale of
assets
Holdings
**
Other
2018
guidance
Cemig
D
Cemig
GT
Holdings
**
Light
Put
Sale of
assets
Other
2019
guidance
Net debt/Ebitda*** – Reprofiling
Limit Guidance
4,50 4,25 3,50 3,28 3,36 3,16 2,78 2,56
Net debt/Ebitda*** – Eurobond
5,00 3,58 3,60 2,86 2,61
2017 jun18 dec18 jun19 dec19
* Recurring 2017 Ebitda.
** Refers to total of companies in which Cemig H has equity interests, other than Cemig D and Cemig GT.
*** Net debt and Ebitda are adjusted according to the definitions in the debt contracts.
Source: Cemig
Ebitda IFRS - Constant June 2018 R$ mn

CEMIG – Guidance, 2018–22
4.228 3.795 5.133 4.733 5.437 5.012 5.359 4.941 5.642 5.201
2018 2019 2020 2021 2022
Breakdown of Ebitda
Holding Co. and equity interests
17% 18% 42% 38% 40% 37% 41% 44% 43% 45% 46%
Source: Cemig
Constant June 2018 R$ mn

Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

Annual Meeting
with the Capital Markets

Disclaimer
• Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
• These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
• Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
• The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
• To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Five-year
Tariff Review of
Cemig Distribution 2018

The mechanisms for tariff adjustment are set by contract
As from 1995, each concession contract for Brazil’s electricity distributors specified initial tariffs, and the following 3 mechanisms for their alteration:
– The Annual Tariff Adjustment;
– Extraordinary Tariff Reviews; and
– the Periodic Tariff Review.
Periodic Tariff Reviews are currently every five years.
In December 2015 the concession contract of Cemig Distribuição (‘Cemig D’)
was extended to be in effect until December 2045.

Components of Distribution Revenue
Portion A: Non-manageable costs Portion B: Manageable costs
Energy supply purchased
+
Transport of electricity
+
Sector charges
Operational costs
+
Remuneration of the investment
+
Depreciation of the investment
Plus: Financial components
Adjustments relating to prior periods

The Annual Tariff Adjustment
The objective of the Annual Tariff Adjustment is to maintain neutrality of Portion A and update the value of Portion B.
PORTION B
PA
PORTION A
IPCA-X inflation
100% pass-through
PORTION B
PA
PORTION A
PMSO Remuneration Depreciation
Sector charges
Transmission
Energy supply purchased
Non-recoverable revenue
YEAR 0 YEAR 1
Period of the adjustment: Annual

The five-year Tariff Review
Objective of the Tariff Review is to maintain the neutrality of
Portion A and establish new values for Portion B.
Estimated value for the first year
WACC x
Remuneration Asset Base
Depreciation
Portion A
Required
Revenue
PMSO
Remuneration
Benchmark
Rate x Gross
Remuneration Asset Base

Components of Cemig D’s Tariff Review increase
The 2018 Tariff Review:
4,37%
18,82%
23,19%
Cemig D’s costs Non-manageable costs Average effect for consume

Cost items with the highest impact were: (1) Energy (2) Sector charges
Average impact Power supply Sector charges
Cemig D ( Portion B)
Transport
1,38%
6,07%
4,37%
11,37%
23,19%
Average impact Power supply Sector charges
Cemig D ( Portion B)
Transport
1,38%

Costs associated with the distribution service are
30% of the total
Breakdown of revenue, 2018
Cost of
Transmission
10%
Sector
Charges
21%
Cost of
Energy
39%
Source: Aneel Sparta spreadsheets.
Cost of
Distribution
30%

Hydrology in 2017 was very adverse
Reservoir storage levels in the Brazilian national grid
Storage limits (1996–2007)
2009 (best in the series)
2008
2007 (worst in the series)
CCEE Projections:
actual
Jan. 2018
May 2018
* Criterion for choice of best and worst years: level of storage at ened-November (end of dry season).

Tariffs not sufficient to pay for purchase of supply
Balance on ‘Flag’ Accounts – all Brazil
0
-1.000
-2.000
-3.000
-4.000
-5.000
-6.000
-1.645
-1.252
-731
-356
-735
-1.051
-241 -413
-1.930
-2.657
-4.354
-4.841
-4.408

Hydrological risk was the main item of cost
1.500
The ‘Flag Tariff’ account: Monthly revenues and expenses – whole of
Brazil
1.000
500
0
356 312 260 308
1 1
620
727
362 305
241
579 607 682
1.067 990
-500
-1.000
jan/17 fev/17 mar/17 abr/17 mai/17 jun/17 jul/17 ago/17 set/17 out/17 nov/17 dez/17
-594
-740
-957
-1.500
-2.000
-2.500
-3.000
-1.183
Revenue Expenses
-2.127
-1.667
-2.467
-1.556

Tariffs not sufficient to pay for purchase of supply
Balance of ‘Flag’ Account – Cemig-D
100
0
-100
-200
-300
-400
-500
-600
19
-22
48 58
-74
-157
-59
-96
-244
-342
-534 -550
-470

Hydrological risk was the main item of cost
150,0
The ‘Flag Tariff’ account: Monthly revenues and expenses – of
Cemig D
100,0
97
71 77 84
121
108
50,0
0,0
-50,0
-100,0
41 46 47 51
29 25
0,2 0,1 0,1
jan/17 fev/17 mar/17 abr/17 mai/17 jun/17 jul/17 ago/17 set/17 out/17 nov/17 dez/17
-28
-78
-150,0
-145
-137
-200,0
-250,0
-300,0
-180 -174
-220
-276 Revenue Expenses

Installed capacity, by source – 1974-2016
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
Hydro Thermal
Wind
Solar Nuclear
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Source: https://ben.epe.gov.br/downloads/Relatorio_Final_BEN_2017.pdf

Regulatory Ebitda grew by R$ 462.6 million
2.500
Regulatory Ebitda, Periodic Tariff review of 2018
2.000
1.500
406
97
68
-11
1) R$182 MM Base;
1.000
500
820
792
1.710
2) R$148 MM Rem. O.E.;
3) R$76 MM WACC.
2.172
0
Remun. Capital
2017
Depreciation
2017 Annual
Adjustment
CAIMI (50%)
2017
AA
Regulatory
Ebitda
2017
AA
+ Remun. Capital + Depreciation + CAIMI (50%)
2018
Tariff
Review
Reguatory
Ebitda

Value of Portion B grew by R$ 588.7 million by
2018
5.000
4.500
Value of Portion B – Periodic Tariff review of 2018
136 58
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2.248
820
792
195
4.055
406
-11
4.643
OPEX
in 2017
Annual
Adjustment
Remun.
Capital
2017
AA
Depreciation
2017
AA
CAIMI
2017
AA
Value of
Portion B
2017
AA
+ Remun. Capital + Depreciation + CAIMI + Opex
2018
Tariff Review
Value of
Portion B

Coverage of losses improved
Item % Base Base
(MWh)*
% Energy
injected
Losses in national grid 1.60% Energy injected 49,185,830 1.60%
Cemig D Regulatory
Technical Losses 8.77 Energy injected 49,185,830 8.77%
Cemig D Regulatory
Non-technical Losses 7.31%
Low voltage
market 18,841,135 2.82%
* Basis of calculation uses ‘Test Year’ May 2017 – Apr 2018.
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Technical losses Non-technical losses
8,77% 8,77% 8,77% 8,77% 8,77%
7,31% 7,04% 6,79% 6,58% 6,39%
2018 2019 2020 2021 2022

The tariff review has reduced the gap
3,18% 2,40%
13,99%
10,81% 11,59%

*	Total losses Regulatory losses previous cycle

Delta -previous cycle Regulatory losses
Present cycle
Delta –present cycle
10,00%
9,00%
8,00%
7,00%
6,00%
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
Technical losses Non-technical losses
8,77% 8,77% 8,77% 8,77% 8,77%
7,31% 7,04% 6,79% 6,58%
2018 2019 2020 2021 2022
* All calculations are based on ‘Test Year’ May 2017 – Apr 2018.

The tariff review has reduced the gap
Amounts* – R$
Technical losses (%)
Non-technical losses (MWh)
9,58% 8,77% 0,81%
4.673.965
4.278.776
395.189
R$ 74.05
million
Real technical losses
Regulatory technical losses
Delta technical losses
Real technical losses
Regulatory technical losses
Delta technical losses
Non-technical losses (%)
Non-technical losses
(MWh)
10,25%
Real
7,31%
Regulatory
2,94%
Delta
1.929.077
Real
1.376.112
Regulatory
552.965
Delta
R$ 103.61 million
* Average purchase price: R$ 187.37/MWh

Net base of assets for remuneration (‘BRL’) – simplified
14,0
12,0
10,0
8,0
6,0
4,0
2,0
5,849
2,092
5,894
4,099
9,736
0,0
Net base in
2013 Review
Inflation New capital investment
Depreciation
Net base for
2018 Review

X Factor was negative due to T and Q components
X Factor
Component Value
Pd Component 1.00%
T Componente –1.33%
Q Componente (Quality Factor) –0.20%
X for the Review –0.54%

X Factor
Where:
X Factor = Pd+ Q + T (8)
Pd = Productivity gains in the distribution activity; Q = Service Quality factor; and
T = Trajectory of operational costs.
Ex-Post
Ex-Ante
Where:
PTF = Average productivity of the Distribution segment = 1.53% p.a.
ΔMWh(i) = Annual variation in the market of the concession holder i, between the current tariff process and the previous one.
Average ΔMWh = Average annual market variation of the Distributors, of 4.65% p.a.
ΔUC (I) = Annual variation in the number of consumer units billed by the concession holder i, between the current tariff process and the previous one.
AverageΔUC = Average annual variation in the number of consumer units, of 3.39% p.a.
Q = 0.70 x Q(technical) + 0.30 x Q(commercial)

Coverage of operational expenses also increased.
R$ mn
2013 2018
Upper limit: R$ 2,852
Lower limit: R$ 2,582
Xt Factor
R$ 2,259
Year

Conclusions
1) Significant improvement in Ebitda.
2) Higher coverage of PMSO due to increased efficiency.
3) Improvements in regulations.
4) Some risk remains in relation to Portion A, especially in purchase of power supply

Investor Relations
Tel: +55 (31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br

XXIII Annual Meeting with the Capital Markets

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).
Disclaimer

Expansion of Brazil’s Free Market
Incentive-bearing market in 2017: 4,158Total eligible remaining without change in the law: 1,581
Proposal for expansion of the Free Market (CP 33)Group A ¹
Source: Contributions to CP 33, Cemig analysis/research.
1 – Figures for end of 2017.
5,739
Captive clients group A MW mn in the category # consumers
Over 3 MW 2,186 245
Between 2 and 3 MW 708 236
Between 1 and 2 MW 1,138 1,295
Between 0.5 and 1 MW 1,707 5,180
Between 0.3 and 0.5 MW 4,840 175,637
Below 0.3 MW
Total 10,579 182,593

2017 A–4 ‘New-build’ (LEN) Auction
Sources: EPE, CCEE.
Projects pre-qualified
Source No. of projects Power (MW) GF (MW average)
Photovoltaic 315 14,029 3,507
Wind 315 8,908 3,118
Thermal – Biomass 20 742 371
Small Hydro Plants 36 563 310
<1MW Plants (‘CGHs’) 22 57 31
TOTAL 708 24,299 7,337
AUCTION RESULTS
Result Price (R$/MWh)
Projects Power (MW) GF (MW average) Negotiated Opening
Photovoltaic 20 791 173 145.68 329.00
Wind 2 64 38 116.32 276.00
Thermal – Biomass 1 25 9 234.92 329.00
SHPs – Small Hydroelectric Plants 2 12 9.5 181.63 281.00
<1MW plants (CGHs) 0 0 0 -
25 892 229 145.84

2018 A–4 ‘New-build’ (LEN) Auction
Sources: EPE, CCEE.
Projects pre-qualified
Source Enterprises Power (MW) GF (MW average)
Wind 553 15,760 5,516
Photovoltaic 522 13,380 3,345
Thermal – Biomass 18 625 313
Small Hydro Plants 46 622 342
<1MW Plants (CGHs) 17 45 25
TOTAL 1,156 30,432 9,541
Auction results
Result Price (R$/MWh)
Projects Power (MW) GF (MW average) Negotiated Opening
Photovoltaic 29 807 241 118.06 312.00
Wind 4 114 58 77.30 225.00
Thermal – Biomass 2 62 35 224.93 329.00
SHPs – Small Hydroelectric Plants 2 35 18 198.11 291.00
<1MW plants – CGHs 2 7 6 198.10 291.00
39 1,025 358 127.08

Cemig Purchase Auction – Window of opportunity
Revision of the sector model, with ending of discount on TUSD for renewable sources.Projects authorized up to Dec. 2020 will still have the 50% discount on transport.Solar energy will be directed toward Distributed Generation projects, due to better prices.Various companies registered for the New-build auctions were frustrated by the low demand at the Regulated Market Auctions (2017 and 2018).The 2018 A–6 auction will not contract any solar-source supply. Projects qualified for auctions already have financial and technical structuring for their construction.Purchase of I5 energy will increase Cemig’s competitiveness in the Free Market.

Cemig Purchase Auction
– the risks considered
I. Construction / Performance Risk
II. Verified generation risk
III. Sub-market risk
IV. Market risk

Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

DISINVESTMENT PLAN
Company Stake
% Amount
R$ mn Status
Realized
9.86% 717 Sale completed
25% 80 Transfer, to Taesa, completed
TOTAL 797
In progress
100% 3671 Absorbed by Cemig, on March 31, 2018. Tender for sale of assets: by May 25. Auction: July 2018.
- 440 Restructuring with sale of assets for settlement of pre-payments under PPA.
48.86% 1,3532 Decision on new timetable and structure for disposal.
18% 1,1173 Negotiations with potential purchaser resumed.
51% 484 Non-binding proposal from Taesa for transfer of 51% position.
Up to 49% 1,1803 Structuring of sale model.
Gas exploration concessions 24.50% 213 Tender for sale of assets published May 24, 2018. Auction in July 2018.
12% 1,4433 Negotiations between private stockholders for sale of 51%.
Cachoeirão, Pipoca, Paracambi 49% 1253 Transaction postponed to 2019.
TOTAL 6,094
Notes:Minimum price established for the auction.Market value (BM&F Bovespa) on May 18, 2018: R$ 13.58/share.Book value. Valuation by the Company.